Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, Mexico

Technical Report

Effective Date: November 22, 2013

Prepared by

Eric Chapman,  P.Geo.

Mineral Resource Manager - Fortuna Silver Mines Inc.

Thomas Kelly, E.M. Fellow AusIMM, Registered Member SME

Director - Fortuna Silver Mines Inc.

Suite 650, 200 Burrard Street, Vancouver, BC, V6C 3L6 Tel: (604) 484 4085, Fax: (604) 484 4029

Fortuna Silver Mines Inc.: San Jose Property Technical Report

Date and Signature Page

Technical Report

Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, Mexico

Effective date of this report is November 22, 2013

Issued by:

Fortuna Silver Mines Inc.

Eric N. Chapman

27th November 2013

[signed and sealed]

Date

Thomas Kelly

27th November 2013

[signed]

Date

Fortuna Silver Mines Inc.: San Jose Property Technical Report

1	Summary	14

2	Introduction	18

3	Reliance on Other Experts	20

4	Property Description and Location	21
4.1	Mineral tenure	22
4.1.1	Mining claims and concessions	22
4.2	Surface rights	24
4.3	Royalties	25
4.3.1	Mexico Mining Tax	25
4.4	Environmental aspects	26
4.5	Permits	26

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography	27
5.1	Access	27
5.2	Climate	27
5.3	Topography, elevation and vegetation	27
5.4	Infrastructure	27

6	History	28
6.1	Ownership history	28
6.2	Exploration history and evaluation	28
6.3	Historical resources and reserves	29
6.4	Production	31
6.4.1	Minera Cuzcatlan	31

7	Geological Setting and Mineralization	32
7.1	Regional Geology	32
7.2	Local Geology	33
7.3	Property Geology	34
7.3.1	Stratigraphy	35
7.3.2	Structural Geology	36
7.4	Description of mineralized zones	36
7.4.1	Trinidad vein system	38
7.4.2	Bonanza vein system	38
7.4.3	Trinidad North discovery	38
7.4.4	Fortuna vein system	39
7.4.5	Stockwork	39
7.4.6	Sectional drawings	39

8	Deposit Types	47
8.1	Mineral deposit type	47
8.2	Exploration model	48

9	Exploration	50
9.1	Exploration conducted by Pan American Silver	50
9.2	Exploration conducted by Continuum Resources Ltd.	50
9.3	Exploration conducted by Fortuna Silver Mines Inc.	50

10	Drilling	51
10.1	Introduction	51
10.2	Drilling conducted by Pan American Silver	54
10.3	Drilling conducted by Continuum Resources Ltd.	54
10.4	Drilling conducted by Fortuna Silver/Minera Cuzcatlan	54
10.4.1	Drilling conducted in 2006	54
10.4.2	Drilling conducted in 2007	54
10.4.3	Drilling conducted in 2008-2009	54
10.4.4	Drilling conducted in 2011	55
10.4.5	Drilling conducted in 2012	55
10.4.6	Drilling conducted in 2013 prior to data cut-off date	55
10.4.7	Drilling conducted in 2013 post data cut-off date	56
10.5	Drill core recovery	57
10.6	Extent of drilling	57
10.7	Drill hole collar surveys	58
10.8	Downhole surveys	58
10.9	Drill sections	58

11	Sample Preparation, Analyses, and Security	63
11.1	Sample preparation prior to dispatch of samples	63
11.1.1	Channel chip sampling	63
11.1.2	Core sampling	64
11.1.3	Bulk density determination	64
11.2	Dispatch of samples, sample preparation, assaying and analytical procedures	64
11.2.1	Sample dispatch	64
11.2.2	Sample preparation	65
11.2.3	Sample Analysis	66
11.3	Sample security and chain of custody	67
11.4	Quality control measures	68
11.4.1	Standard reference material	68
11.4.2	Blanks	71
11.4.3	Duplicates	71
11.4.4	Quality control measures employed prior to Fortuna	75
11.4.5	Conclusions regarding quality control results	75
11.5	Opinion on adequacy of sample preparation, security, and analytical procedures	76

12	Data verification	77

13	Mineral Processing and Metallurgical Testing	78
13.1	Metallurgical tests	78
13.1.1	Whole rock analysis	78
13.1.2	Bond ball mill work index	78
13.1.3	Locked cycle flotation	79
13.1.4	Thickening and Filtering	79

14	Mineral Resource Estimates	81
14.1	Introduction	81
14.2	Disclosure	81
14.2.1	Known issues that materially affect Mineral Resources	81
14.3	Assumptions, methods and parameters	82
14.4	Supplied data, data transformations and data validation	83
14.4.1	Data transformations	83
14.4.2	Software	83
14.4.3	Data preparation	83
14.4.4	Data validation	84
14.5	Geological interpretation and domaining	84
14.6	Exploratory data analysis	86
14.6.1	Compositing of assay intervals	86
14.6.2	Statistical analysis of composites	87
14.6.3	Sub-domaining	87
14.6.4	Extreme value treatment	87
14.6.5	Boundary conditions	88
14.6.6	Sample type comparison	88
14.7	Conditional Simulation of primary veins	89
14.7.1	Data declustering	89
14.7.2	Grade correlation	92
14.7.3	Normal score transformation	94
14.7.4	Continuity analysis	94
14.7.5	Variogram modeling	95
14.7.6	Opinion on the quality of the modeled variograms	97
14.7.7	Selective mining unit	97
14.7.8	Node spacing	98
14.7.9	Sequential Gaussian Simulation	98
14.7.10	Simulation validation	99
14.7.11	Re-blocking	101
14.7.12	Recoverable resources	102
14.8	Grade estimation of secondary veins	103
14.8.1	Estimation validation	104
14.9	Density	104
14.10	Mineral Resource reconciliation	106
14.10.1	Mineral Resource depletion	106
14.11	Resource classification	107
14.11.1	Geological continuity	107
14.11.2	Data density and orientation	107
14.11.3	Data accuracy and precision	107
14.11.4	Spatial grade continuity	108
14.11.5	Simulated grade variability	108
14.11.6	Classification	109
14.12	Mineral Resource reporting	110
14.12.1	Comparison to previous estimates	113

15	Mineral Reserve Estimates	115
15.1	Mineral Reserve methodology	115
15.2	Mineral Resource handover	116
15.3	Mining recovery	117
15.4	Dilution	117
15.4.1	Operating dilution	117
15.4.2	Mucking dilution	118
15.5	Prices, metallurgical recovery and NSR values	119
15.6	Operating costs	119
15.7	Mineral Reserve depletion and ore reconciliation	120
15.8	Mineral Reserves	120

16	Mining Methods	122
16.1	Mechanized mining	122
16.2	Mining infrastructure	123
16.3	Geotechnical, hydrological and other parameters relevant to mine designs	123
16.4	Production Rates, Mine life, dimensions and dilution factors	124
16.5	Requirements for underground development and backfilling	124
16.6	Required mining fleet and machinery	125

17	Recovery Methods	126
17.1	Crushing and milling circuits	126
17.1.1	Crushing	126
17.1.2	Milling and classification	126
17.1.3	Flotation	126
17.1.4	Thickening, filtering, and shipping	127
17.2	Requirements for energy, water, and process materials	127

18	Project Infrastructure	130
18.1	Roads	130
18.2	Tailing disposal facilities	130
18.3	Mine waste stockpiles	132
18.4	Ore stockpiles	132
18.5	Concentrate transportation	132
18.6	Power generation	132
18.6.1	Principal substation	133
18.6.2	Distribution	133
18.6.3	Mine distribution	133
18.7	Communications systems	133

19	Market Studies and Contracts	134

20	Environmental Studies, Permitting and Social or Community Impact	135
20.1	Environmental compliance and considerations	135
20.2	Environmental permitting	135
20.3	Social or community impact	137
20.3.1	Sustainable development	137
20.3.2	Health and nutrition	138
20.3.3	Education and culture	138
20.3.4	Communication and dialogue	138
20.4	Mine closure	139

21	Capital and Operating Costs	140
21.1	Sustaining capital costs	140
21.1.1	Mine development	141
21.1.2	Equipment and infrastructure	141
21.1.3	Principal projects	141
21.2	Operating costs	141
21.2.1	Mine operating costs	142
21.2.2	Mill operating costs	142
21.2.3	General Service costs	142
21.2.4	Administrative costs	142

22	Economic Analysis	143
22.1	Summary	143
22.2	Financial assumptions	144
22.2.1	Gold price	144
22.2.2	Silver price	145
22.2.3	Mexico peso exchange rate	146
22.3	Metal production and revenues	146
22.3.1	Gold production	146
22.3.2	Silver production	147
22.3.3	Revenues	147
22.4	Taxes	148
22.4.1	Mexico Mining Tax	148
22.5	Royalties	148
22.6	Reclamation and closure costs	149
22.7	Financial results pre and post-tax	149
22.7.1	Net cash flow	149
22.8	Sensitivity analysis	150
22.8.1	Net present value	150
22.8.2	Internal rate of return	151

23	Adjacent properties	152

24	Other Relevant Data and Information	153

25	Interpretation and Conclusions	154

26	Recommendations	155

27	References	157

Certificates		160

Tables

Table 1.1	Mineral Reserves as of July 4, 2013	15

Table 1.2	Mineral Resources as of July 4, 2013	15

Table 2.1	Author’s responsibilities	19

Table 2.2	Acronyms	19

Table 4.1	Mineral concessions owned by Minera Cuzcatlan	22

Table 4.2	Usufruct contracts held by Minera Cuzcatlan for land usage at San Jose	24

Table 6.1	Surface drilling by company, area, and year as of July 4, 2013	29

Table 6.2	Production figures during Minera Cuzcatlan management of San Jose	31

Table 8.1	Trinidad deposit characteristics	48

Table 10.1	Drilling by company and period of Trinidad Deposit	51

Table 10.2	Drilling by core size, Trinidad Deposit	51

Table 10.3	Significant intervals for exploration drilling conducted after July 4, 2013	56

Table 10.4	Significant intervals for infill drilling conducted after July 4, 2013	57

Table 10.5	Average core recovery by drill core size	57

Table 11.1	Accepted values for standards inserted at the Cuzcatlan laboratory	69

Table 11.2	Results for standards inserted at Cuzcatlan laboratory	69

Table 11.3	Results for SRM inserted with exploration drill core to ALS Chemex	70

Table 11.4	Results for SRM inserted with channel samples to ALS Chemex	70

Table 11.5	Duplicate types used by Minera Cuzcatlan	72

Table 11.6	Duplicate results for Cuzcatlan laboratory	73

Table 11.7	Duplicate results of exploration drill core submitted to ALS Chemex	74

Table 11.8	Duplicate results of infill drill core submitted to ALS Chemex	75

Table 13.1	Bond ball mill work index on composite samples conducted since 2012	79

Table 13.2	Plant concentrate and recovery values for 2012 and 2013	79

Table 14.1	Data used in the 2013 Mineral Resource update	84

Table 14.2	Univariate statistics of undeclustered drill hole and channel composites by vein	87

Table 14.3	Topcut thresholds by vein	88

Table 14.4	Grid size for declustering	90

Table 14.5	Correlation coefficients of gold and silver grades by vein	92

Table 14.6	Variogram model parameters	97

Table 14.7	Block model parameters	97

Table 14.8	Density statistics by vein	104

Table 14.9	Reconciliation of the 2012 estimate against production in 2013	106

Table 14.10	Depletion codes stored in the resources block model	106

Table 14.11	Mineral Resources as of July 4, 2013 reported in a range of Ag Eq cut-off grades	111

Table 14.12	Mineral Resources as of July 4, 2013 reported by vein at 70 g/t Ag Eq cut-off grade	112

Table 14.13	Trinidad North discovery (Bonanza and Trinidad veins) Mineral Resources as of July 4, 2013 reported at a range of Ag Eq cut-off grades	113

Table 14.14	Mineral Resources reported as of December 31, 2012 at a 70 b/t Ag Eq cut-off grade	114

Table 15.1	Measured and Indicated Resources considered for Mineral Reserves	117

Table 15.2	Prices, metallurgical recovery and NSR values	119

Table 15.3	Operating cost by area	119

Table 15.4	Mineral Reserves as of July 4, 2013	120

Table 15.5	Mineral Resources exclusive of Mineral Reserves as of July 4, 2013	121

Table 16.1	San Jose Life of Mine production based on existing reserves from January 1, 2014	124

Table 17.1	Reagent consumption of San Jose processing plant	128

Table 21.1	Summary of projected major capital costs for 2014	140

Table 21.2	Summary of projected major operating costs for 2014	142

Table 22.1	Economic evaluation summary	143

Table 22.2	Summary of net cash flow	150

Figures

Figure 4.1	Map showing the location of the San Jose Mine	21

Figure 4.2	Location of the mining concessions at the San Jose Property	23

Figure 6.1	San Jose Mine historical Mineral Resources and Mineral Reserves	30

Figure 7.1	Map of the state of Oaxaca showing approximate distribution of Cenozoic volcanic rocks underlying tectonostratigraphic terranes	32

Figure 7.2	Local geologic map of the San Jose Mine area	33

Figure 7.3	Property geology of the San Jose Mine area	34

Figure 7.4	Stratigraphic column of the Trinidad Deposit area, San Jose Mine	35

Figure 7.5	Longtiudinal section showing location and drill hole intercepts of the TrinidadNorth discovery and Stockwork zone relative to the Bonanza vein	37

Figure 7.6	Plan map showing location and orientation of sections	40

Figure 7.7	Section displaying lithology along 1846850N	41

Figure 7.8	Section displaying lithology along 1846900N	42

Figure 7.9	Section displaying lithology along 1847350N	43

Figure 7.10	Section displaying lithology along 1847400N	44

Figure 7.11	Longitudinal section of Trinidad vein displaying Ag Eq isogrades	45

Figure 7.12	Longitudinal section of Bonanza vein displaying Ag Eq isogrades	46

Figure 8.1	Classification of epithermal and base metal deposits	47

Figure 8.2	Exploration model: extension-related pull-apart basins	49

Figure 10.1	Drill hole location map for the San Jose Mine area	52

Figure 10.2	Drill hole location map for the Trinidad Deposit area	53

Figure 10.3	Section displaying mineralization along 1846850N	59

Figure 10.4	Section displaying mineralization along 1846900N	60

Figure 10.5	Section displaying mineralization along 1847350N	61

Figure 10.6	Section displaying mineralization along 1847400N	62

Figure 14.1	3D perspective of Trinidad Deposit showing vein wireframes and drill holes	85

Figure 14.2	Length of samples assayed	86

Figure 14.3	Grade distributions of declustered grades by primary vein	90

Figure 14.4	Scatter plot of silver versus gold grades by primary vein	93

Figure 14.5	Grade distribution of declustered and normal score transformed grades from the Bonanza vein	94

Figure 14.6	Continuity map of normal score silver values for the Bonanza vein dip plane	95

Figure 14.7	Modeled variograms for normal score Ag grades for the Bonanza vein	96

Figure 14.8	Experimental grade continuity from simulated silver grades of the Bonanza vein compared to modeled variograms from input composite grades	99

Figure 14.9	Quantile-Quantile plot of simulated silver grades versus input composite silver grades for the Bonanza vein	100

Figure 14.10	Grade tonnage curves comparing selected simulations to a theoretical GCOS at the SMU scale for the Bonanza vein	101

Figure 14.11	Grade tonnage curves of the recoverable resource and selected realizations for silver in the Bonanza vein	103

Figure 14.12	Histograms of density measurements	105

Figure 14.13	Long section of Bonanza vein displaying Mineral Resource categorization	110

Figure 15.1	Longitudinal section displaying stope design	116

Figure 15.2	Idealized diagram demonstrating the methodlogy for determining operative dilution	118

Figure 16.1	Mechanized mining sequence	122

Figure 17.1	Crushing and milling circuits at the San Jose processing plant	129

Figure 18.1	Plan view of mine camp	130

Figure 18.2	Location map of tailings dam	131

Figure 18.3	Schematic drawing showing phase 1, phase 2 and phase 3 of the tailings dam	132

Figure 22.1	Average monthly gold price (US$/troy ounce) from November 2012 to October 2013 based on LME pricing	144

Figure 22.2	Average annual gold price (US$/troy ounce) since 1990 based on LME pricing	145

Figure 22.3	Average monthly silver price US$/troy ounce) from November 2012 to October 2013 based on LME pricing	145

Figure 22.4	Annual payable gold production	146

Figure 22.5	Annual payable silver production	147

Figure 22.6	Annual net revenues	147

Figure 22.7	Sensitivity analysis of after-tax NPV for gold and silver price variations (combined impacts)	151

Figure 22.8	Sensitivity of after-tax NPV for gold and silver variations price variations (independent impacts)	151

Summary

This Technical Report has been prepared by Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101) to disclose recent information about the San Jose operation.

The San Jose mine is located in the central portion of the state of Oaxaca, Mexico. The project site is 47 km by road south of the city of Oaxaca and 0.8 km east of federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The village of San José del Progreso is located 2 km to the southeast of the project site.

The San Jose mine is operated by Compania Minera Cuzcatlan S.A. de C.V., a Mexican subsidiary 100 percent owned by Fortuna.

The San Jose Mine area is underlain by a thick sequence of sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of presumed Paleogene age. These units have been significantly displaced along major north- and northwest-trending extensional fault systems with the precious metal mineralization being hosted in hydrothermal breccias, crackle breccias, and sheeted and stockwork-like zones of quartz/carbonate veins emplaced within zones of high paleopermeability associated with the extensional structures.

The mineralized structural corridor extends for more than 3 km in a north-south direction and has been subdivided into the Trinidad deposit area and the San Ignacio area. The Mineral Resource and Mineral Reserve estimates discussed in this Technical Report are located in the Trinidad deposit area.

The major mineralized structures or vein systems recognized in the Trinidad deposit area are the Trinidad and Bonanza vein systems. In addition to the major veins, secondary veins and zones of sheeted and stockworked quartz-carbonate veins are present between the Trinidad and Bonanza systems and locally in the hanging wall adjacent to the Bonanza vein system.

In the second half of 2012 and first half of 2013 an aggressive program of infill (delineation) drilling and exploration drilling was executed to define and expand the resources and reserves of the Trinidad Deposit.

Infill drilling targeted a Stockwork domain located between the Trinidad and Bonanza veins below the 1300 level. The new drilling results provided closer spaced intercepts enabling the geological interpretation to be refined and resulted in the upgrading of 1.3 Mt from an Inferred to an Indicated category with respect to the previous estimate reported as of December 31, 2012 (Fortuna, 2013b). The stockwork mineralization is characterized by moderate to high-grade material present over significant widths (averaging 27 m).

Exploration drilling targeted the Trinidad North discovery of the Trinidad Deposit with the majority of drilling being north of 1847200N and below 1200 m elevation. The drilling identified the continuation of the Bonanza and Trinidad veins, encountering numerous high-grade intercepts over significant intervals (Fortuna, 2013c; Fortuna, 2013d; Fortuna, 2013e; Fortuna, 2013g). The exploration drilling discovered 1.9 Mt of Inferred Resources averaging 269 g/t Ag and 1.67 g/t Au at a 70 g/t Ag Eq cut-off grade contributing 21.8 million silver equivalent ounces to the resource inventory.

November 22, 2013	Page 14 of 161

To-date, drilling has defined the Trinidad and Bonanza vein systems over a strike length of approximately 1,000 meters and to depths exceeding 600 meters from the surface. The deposit remains open to the north and at depth.

Mineral Reserves and Mineral Resources as of July 4, 2013 are reported in Table 1.1 and Table 1.2 respectively.

Table 1.1 Mineral Reserves as of July 4, 2013

Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Contained Metal
				Ag (Moz)	Au (koz)
Proven	314	203	2.03	2.0	20.5
Probable	3,618	196	1.67	22.8	194.6
Proven + Probable	3,933	196	1.70	24.8	215.1

Table 1.2 Mineral Resources as of July 4, 2013

Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Contained Metal
				Ag (Moz)	Au (koz)
Measured	44	67	0.55	0.1	0.8
Indicated	844	74	0.64	2.0	17.4
Measured + Indicated	888	73	0.64	2.1	18.2
Inferred	5,422	202	1.56	35.3	272.3

Notes:

•

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves.

•

Mineral Resources are exclusive of Mineral Reserves.

•

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

•

There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at San Jose.

•

Mineral Resources and Mineral Reserves are estimated and reported as of July 4, 2013.

•

Mineral Reserves are estimated using break-even cut-off grades based on assumed metal prices of US$24.00/oz Ag and US$1,400.00/oz Au, estimated metallurgical recovery rates of 89% for Ag and 89% for Au and projected operating costs. Mineral Resources are estimated at a Ag Equivalent cut-off grade of 70 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t)* ((US$1,391.63/US$25.14)*(89/89)).

•

Mining, processing and administrative costs were estimated based on first half of 2013 actual costs.

•

Totals may not add due to rounding.

Mineral Resource estimation involved the usage of drill hole and channel samples in conjunction with underground mapping to construct three dimensional wireframes to define individual vein structures. Samples were selected inside these wireframes, coded, composited and top cuts applied if applicable. Boundaries were treated as hard with statistical and geostatistical analysis conducted on composites identified in individual veins. Silver and gold grades were estimated into a geological block model representing each vein. Primary veins including Bonanza, Trinidad, Fortuna and the Stockwork Zone were estimated by Sequential Gaussian Simulation. Secondary veins were estimated by inverse power of distance. Estimated grades were validated globally, locally, and visually prior to tabulation of the Mineral Resources.

November 22, 2013	Page 15 of 161

Mineral Reserve estimates have considered only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2010). Subject to the application of certain economic and mining-related qualifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves.

Mineral Reserves are estimated at 3.9 million tonnes as of July 4, 2013, which is sufficient for a 6.3 year life of mine considering 350 days in the year for production and a capacity rate of 1,800 tpd. Expectation is for an average annual production of approximately 3.5 million troy ounces of silver and 30 thousand troy ounces of gold based on an average 195 g/t Ag and 1.68 g/t Au head grade. Proven and Probable Reserves are estimated to contain 24.8 Moz silver and 215.1 koz gold, reflecting increases of 22 percent in contained silver ounces and 27 percent in contained gold ounces relative to the December 31, 2012 Mineral Reserves estimate. Variations from previously announced reserves and resources are the result of successful conversion of previously existing Inferred Resources to Indicated or Measured Resource categories through infill drilling partially offset by depletion through the extraction of ore during the period of Jan. 1st through June 30th of 2013. Alterations in the reserve estimation process have also led to improved spatial identification of reserves in three dimensions. Future increases in the mine life are anticipated through the upgrading of Inferred Resources in the Trinidad North discovery (planned for 2014) and their subsequent conversion to Mineral Reserves.

Minera Cuzcatlan commenced production at the San Jose mine in September 2011 and as of June 30, 2013 had produced 3.5 Moz of silver and 31 koz of gold. The mining method applied in the exploitation of the veins is overhand cut and fill using a mechanized extraction methodology. Production capacity at the mine has been increased to 1,800 tonnes per day through a plant expansion completed in September 2013. From January 1 to June 30, 2013 the operation had processed close to 200,000 tonnes of ore from its underground mining operation and produced approximately 1.07 Moz of silver and 8.6 koz of gold. Additionally, the tailings dam capacity has been increased with the successful completion of stage 2 of the construction project raising the storage capacity to 1,427,000 m3.

Operating costs are estimated at US$68.14 per tonne of processed ore. This is a significant improvement from previous years where this value was over US$75.00 per milled tonne. The operating costs reduction is mainly explained by the expanded ore processing throughput to 1,800 tpd which allows for the decrease of the operating fixed costs component.

Recommended projects for 2014 include:

1)

Mine Development Program. This activity is designed to prepare the high-grade mineralized Stockwork zone at 1,200 masl, which will sustain production in 2014. Additionally, the development will aim to reach the 1,100 level so as to complete the access and allow construction of the required infrastructure for the Trinidad North discovery area.

November 22, 2013	Page 16 of 161

2)

Completion of Tailing Dam Stage 3a. This is a core project that requires an investment of US$11.6 million during 2014 and is designed to raise the height of the tailings dam, increasing storage capacity in order to sustain the operation for the next two and a half years. Fortuna is also exploring alternative solutions for future tailings storage, including using the material as back fill underground, in an attempt to reduce future capital and operating expenditures.

3)

Delineation drilling. Minera Cuzcatlan is planning to continue the delineation drilling from underground in 2014 including in the Trinidad North discovery area. The goal of the program is to convert a total of 641,000 t of Inferred Resource to the category of Indicated Resource representing an estimated 6.6 Moz Ag Eq. To achieve this 23 drill holes totaling 6,315 m have been planned at a budgeted cost of US$1.4 million.

4)

Brownfields exploration. The Trinidad North exploration drilling campaign is planned to continue in the last quarter of 2013 and throughout 2014. To ensure the drill holes intercept the mineralized structures at a reasonable intersection angle, the drilling will be conducted from underground. An exploration crosscut and two drilling stations have been completed on the 1300 m level and drilling from the underground drill stations was initiated in late September of 2013 to further explore the extensions of this important mineralized shoot to depth and to the north. Fifteen drill holes are planned totaling 6,310 m of drilling at a budget cost of US$1 million with additional drilling being considered to further test the northern extensions of the mineralized structures.

5)

Water evaporation control system. This has been identified as a key strategic project to increase the water available for the operations through reduction of evaporation losses of the tailings pond by seventy percent. This will reduce the amount of water required external to the operation and lead to a further decrease in operating costs. Additionally, extra water could also be used to facilitate future increases in production. Capital expenditure budgeted for this project in 2014 is US$1.89 million.

This Technical Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available at the effective date of this report. The conversion of Mineral Resources to Mineral Reserves was made using industry-recognized methods, actual operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of actual and future operational conditions. This report has been prepared with the latest information regarding environmental and closure cost requirements.

Fortuna believes there is excellent potential to further increase the Mineral Resource at the San José property with recent drilling demonstrating the continuation of high-grade mineralization in the Trinidad North discovery with the mineralization remaining open to the north and at depth.

November 22, 2013	Page 17 of 161

Introduction

This Technical Report has been prepared by Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101) to disclose recent information about the San Jose Property. This information has resulted from additional underground development and sampling, exploration drilling, and updated Mineral Resource and Reserve estimates.

The San Jose Property is 100 percent owned by Fortuna and is located approximately 47 km by road from Oaxaca in the state of Oaxaca, Mexico. The mineral rights of the San Jose Property are held by Compañía Minera Cuzcatlan S.A. de C.V. (Minera Cuzcatlan). Minera Cuzcatlan is a Mexican subsidiary 100 percent owned by Fortuna and is responsible for running the San Jose operation. The San Jose Property was purchased in 2006 by Minera Cuzcatlan and placed into commercial production in September of 2011.

Fortuna is based in Vancouver, British Columbia with management offices in Lima, Peru and is listed on the Toronto (TSX:FVI), Lima (BVL:FVI), Frankfurt (FSE:F4S), and New York (NYSE:FSM) stock exchanges. Fortuna also owns Compañía Minera Bateas S.A.C. which operates the Caylloma polymetallic mine located in the Caylloma District, in southern Peru.

The primary purpose of this new Technical Report is to describe the updated Mineral Resources and Reserves as of July 4, 2013 associated with the extensive drilling of the new Trinidad North discovery and infill drilling of the Stockwork zone. The Technical Report also details the new plant specifications associated with the recent 1,800 tpd mill expansion (Fortuna, 2013h).

The cut-off date for the drill hole and channel information used in the Mineral Resource estimate is July 4, 2013 and the Mineral Resources and Mineral Reserves are reported as of this date.

The July 4, 2013 Mineral Resource and Mineral Reserve estimates supersede the Mineral Resource and Mineral Reserve estimates reported by Chapman & Kelly (2013) as of December 31, 2012, filed at www.sedar.com on March 22, 2013.

Field data was compiled and validated by Minera Cuzcatlan and Fortuna staff. Geological description of the samples, geological interpretations and three dimensional wireframes of the veins were completed by Minera Cuzcatlan and reviewed by Fortuna personnel. The July 2013 Mineral Resource estimate was undertaken by Fortuna under the technical supervision of the Qualified Person, Mr. Eric Chapman.

The July 2013 Mineral Reserve estimate was undertaken by Fortuna’s Mine Planning & Engineering department under the technical supervision of the Qualified Person, Mr. Thomas Kelly.

The authors of this Technical Report are Qualified Persons as defined by NI 43-101. Mr Eric Chapman has been employed as Mineral Resource Manager by Fortuna since May 2011 and has visited the property on numerous occasions, the most recent being October 18, 2013. Mr Thomas Kelly has been an independent Director of Fortuna since April 2011 and has conducted regular visits to the property.

Responsibilities for the preparation of the different sections of this Technical Report are shown in Table 2.1.

November 22, 2013	Page 18 of 161

Table 2.1 Author’s responsibilities

Author	Responsible for section/s
Eric Chapman

1. Summary; 2. Introduction; 3. Reliance on Other Experts; 4. Property Description and Location; 5. Accessibility, Climate, Local Resources, Infrastructure and Physiography; 6. History; 7. Geological Setting and Mineralization; 8. Deposit Types; 9. Exploration; 10. Drilling; 11. Sample Preparation, Analyses and Security; 12. Data Verification; 14. Mineral Resource Estimates; 23. Adjacent Properties; 24. Other Relevant Data and Information; 25. Interpretation and Conclusions; 26. Recommendations; 27. References

Thomas Kelly

1. Summary; 13. Mineral Processing and Metallurgical Testing; 15. Mineral Reserve Estimates; 16. Mining Methods; 17. Recovery Methods; 18. Project Infrastructure; 19. Market Studies and Contracts; 20. Environmental Studies, Permitting and Social or Community Impact; 21. Capital and Operating Costs; 22. Economic Analysis; 24. Other Relevant Data and Information; 25. Interpretation and Conclusions; 26. Recommendations; 27. References

Definitions of terms and acronyms used in the report are provided in Table 2.2.

Table 2.2 Acronyms

Acronym	Description	Acronym	Description
Ag	Silver	MVA	Megavolt ampere
Ag Eq	Silver equivalent	MW/h	MegaWatt per hour
Au	Gold	NI	National Instrument
CDF	Cumulative Distribution Frequency	NN	Nearest Neighbor
cm	Centimeters	NSR	Net smelter return
COG	Cut-off grade	oz	Troy ounce
Cu	Copper	oz/t	Troy ounce per metric tonne
CV	Coefficient of variation	ppm	Parts per million
CVV	Coefficient of variation value	Pb	Lead
g	Grams	QAQC	Quality assurance/Quality control
g/t	Grams per metric tonne	QQ	Quantile-quantile
ha	Hectares	RMR	Rock Mass Rating
kg	Kilograms	RQD	Rock Quality Designation
km	Kilometers	SGS	Sequential Gaussian Simulation
kg/t	Kilogram per metric tonne	SD	Standard Deviation
kWh/t	Kilowatt hours per metric tonne	SMU	Selective mining unit
lbs	Pounds	t	Metric tonne
IPD	Inverse power of distance	t/m3	Metric tonnes per cubic meter
m	Meters	tpd	Metric tonnes per day
mm	Millimeters	yr	Year
Ma	Millions of years	Zn	Zinc
masl	Meters above sea level	$US/t	United States dollars per metric tonne
Moz	Million troy ounces	$US/g	US dollars per gram
Mn	Manganese	$US/%	US dollars per percent
Mt	Million metric tonnes

November 22, 2013	Page 19 of 161

Reliance on Other Experts

There has been no reliance on other experts who are not qualified persons in the preparation of this report except for information relating to the mineral concessions at the San Jose Property.

Juan Fernando Mejia Flores, Chief of Finance for Minera Cuzcatlan reviewed and confirmed by memorandum dated October 1, 2013 that all mineral concessions and surface rights in the San Jose district held by Minera Cuzcatlan, a subsidiary of Fortuna (as summarized in Section 4) are in good standing and comply with all legal obligations required by Mexican mining laws and regulations.

November 22, 2013	Page 20 of 161

Property Description and Location

The San Jose operation is located in the central portion of the state of Oaxaca, Mexico (latitude 16⁰41’39.10”N, longitude 96⁰42’06.32”W; UTM coordinates NAD27, UTM Zone 14N: 745100E, 1846925N). The project site is 47 km by road south of the city of Oaxaca and 0.8 km east of federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The village of San Jose del Progreso is located 2 km to the southeast of the project site. The nearest commercial center is the town of Ocotlán de Morelos, located approximately 12 km north of the project site (Figure 4.1).

Figure 4.1 Map showing the location of the San Jose Mine

96°45'0"W
Highway Oax-Mex
N
W
E
S
OAXACA
CITY
MEXICO
Mexico City
Oaxaca City
17°0'0"N
International Highway Cristobal Colon
Federal Highway 175
SAN PABLO
GÜILA
OCOTLAN DE MORELOS
SAN BALTAZAR
CHICHICAPAM
16°45'0"N
TAVICHE
DISTRICT
San Jose Mine
SAN JOSE DEL PROGRESO
POPULATED AREAS
TOWN
VILLAGE
MAIN HIGHWAY
SECUNDARY ROAD
Cía. MINERA CUZCATLAN
CONCESSIONS
SAN MIGUEL EJUTLA
0
10
20
km
16°30
96°45'0"W
96°30'0"W

Cia. Minera Cuzcatlan S.A. de C.V.

Location Map
San Jose Mine

August 2013

November 22, 2013	Page 21 of 161

4.1

Mineral tenure

Fortuna Silver Mines Inc. acquired a 100 percent interest in the San Jose Property in 2009. The property comprises mining concessions (Table 4.1 and Figure 4.2); surface rights (Table 4.2); a permitted 1,800 tonnes per day (tpd) flotation plant; connection to the national electric power grid; as well as permits for the infrastructure necessary to sustain mining operations.

4.1.1

Mining claims and concessions

The San Jose Property consists of mineral rights for 32 mining concessions all located in the state of Oaxaca for a total surface area of 51,766 hectares (ha). A list of the mining concessions showing the names, areas in hectares, and title details are presented in Table 4.1. Fortuna completed its most recent transaction in June 2013 by purchasing a 100 percent interest in the Taviche Oeste concession for US$6 million (Fortuna, 2013f).

Table 4.1 Mineral concessions owned by Minera Cuzcatlan

No.	Concession Name	Title	Expiry Date	Municipality	Area (ha)
1	Los Ocotes Cinco Fracción I	235699	15/02/60	Ejutla de Crespo	65.16
2	Los Ocotes Cinco Fracción II	235700	15/02/60	Ejutla de Crespo	4.19
3	Los Ocotes	228505	23/11/56	Ejutla de Crespo	15,076.52
4	Bohemia Cuatro	232329	28/07/58	San Jerónimo Taviche	0.04
5	Monte Alban III	233857	21/04/59	Ocotlan de Morelos	2,094.84
6	Unificacion Cuzcatlan 2	233878	16/01/23	San Jerónimo Taviche	138.00
7	Unificacion Cuzcatlan 3	233879	04/12/39	San Jerónimo Taviche	32.64
8	Monte Alban II	233752	26/05/47	San Jerónimo Taviche	16,600.10
9	Unificacion Cuzcatlan 1	232662	23/03/37	San Jerónimo Taviche	49.51
10	Victoria	231995	02/06/58	San Jerónimo Taviche	643.86
11	Los Ocotes Dos	231866	08/05/58	Ejutla de Crespo	1,837.51
12	Los Ocotes Tres	231796	23/04/58	Ejutla de Crespo	4,161.67
13	Los Ocotes Cuatro Fracción 1	231751	16/04/58	Ejutla de Crespo	840.17
14	Los Ocotes Cuatro Fracción 2	231752	16/04/58	Ejutla de Crespo	867.53
15	Bohemia Tres	231370	11/02/58	San Jerónimo Taviche	24.15
16	Los Ocotes Uno	231130	16/01/58	San Jerónimo Taviche	144.07
17	Bohemia Uno	229343	10/04/57	San Jerónimo Taviche	30.09
18	Bohemia Dos	229344	10/04/57	San Jerónimo Taviche	13.61
19	El Pochotle	224956	27/06/55	San Jerónimo Taviche	1,313.00
20	Hueco	221461	12/02/54	San Jerónimo Taviche	41.78
21	Unificacion Cuzcatlan 5	241696	02/12/53	San Jerónimo Taviche	198.16
22	La Voluntad	218976	27/01/53	San Jerónimo Taviche	279.04
23	Bonita Fracción I	218977	27/01/53	San Jerónimo Taviche	26.14
24	Bonita Fracción II	218978	27/01/53	San Jerónimo Taviche	181.19
25	Progreso II	217624	05/08/52	San Jose del Progreso	53.88
26	Progreso II BIS	217625	05/08/52	San Jose del Progreso	80.73
27	Progreso	217626	05/08/52	San Jose del Progreso	284.00
28	Progreso III	215254	13/02/52	San Jose del Progreso	283.39
29	Mioxa Uno	179969	22/03/37	San Miguel Tilquiapam	24.00
30	Cuzcatlan	237918	29/06/51	San Jerónimo Taviche	11.39
31	Los Ocotes Seis Fracción 1	238816	03/11/61	Ejutla de Crespo	111.21
32	Reduccion Taviche Oeste	215541	04/05/52	San Jerónimo Taviche	6,254.00
Total					51,765.57

November 22, 2013	Page 22 of 161

Figure 4.2 Location of the mining concessions at the San Jose Property (numbers represent concessions detailed in Table 4.1)

740000
760000
780000
1860000
1840000
N
S
E
W
5
8
REDUCCION TLACOLULA 2
San Jose Mine
26
27
28
25
16
32
10
19
4
20
30
9
6
24
7
17
23
22
21
15
18
29
8
10
11
3
31
14
1
13
2
12
0
5
10
km
Cía. Minera Cuzcatlán S.A. de C.V.
Mining Concessions
San José Property
Datum: NAD27, UTM Zone 14N
August 2013

In addition to the above, Minera Cuzcatlan also has a purchase option agreement with Geometales del Norte S.A. de C.V. to acquire a 60 percent interest in the concession entitled “Reduccion Tlacolula 2” which covers an area of 12,642 ha and is located in the municipalities of San Baltazar Chichicapam, Santiago Matalan, Yaxe and San Dionisio Ocotepec. The final payment of this option is scheduled for January 2014, subject to receipt of a drilling permit from the local communities and completion of a minimum 1,500 meter drill program.

Investigation by Minera Cuzcatlan has determined that approximately 30 percent of the surface area of the Bonita Fraccion II concession overlaps with a third party concession. Steps have been initiated with the Mexican Federal Mine Office to officially survey the boundaries of the Bonita Fraccion II concession to resolve any uncertainty relative to the limits of the concession. This survey and associated resolutions are expected to be completed by the end of 2013. The Mineral Resources and Mineral Reserves reported in this Technical Report are not impacted by this issue.

November 22, 2013	Page 23 of 161

4.2

Surface rights

Minera Cuzcatlan has signed 36 usufruct contracts with land owners to cover the surface area needed for the operation with some of these contracts pending registration with the local authority (Table 4.2). The surface area can be divided into two parts, a north area covering the operational footprint (34.75 ha), and a south area covering the area of the tailings dam (58.65 ha).

Table 4.2 Usufruct contracts held by Minera Cuzcatlan for land usage at San Jose

No.	Parcel No	Land Owner	Area	Type of contract	Parcel Cert.	Date Registered	Contract length (yrs)
North (Mine area)
1	1837	Ciriaco Torres Heradez	2.50	Usufruct	177308	12/03/10	30
2	1441	Ricardo Ibarra Bosques	0.91	Usufruct	139851	28/01/10	30
3	1442	Ricardo Ibarra Bosques	1.74	Usufruct	139852	28/01/10	30
4	1467	Ricardo Ibarra Bosques	2.53	Usufruct	139850	28/01/10	30
5	1468	Vitaliano Munoz Rivera	2.47	Usufruct	107708	23/03/09	30
6	1475	Asuncion Gonzalez	4.12	Usufruct	178674	23/03/09	30
7	1836	Ubaldo Dionicio Ramirez	1.82	Usufruct	176683	28/10/10	30
8	1848	Valentin Dionicio Perez	0.79	Usufruct	176990	28/10/10	30
9	1558	Jose Dionicio Perez	0.37	Usufruct	176659	28/10/10	30
10	1649	Aristeo G. Dionisio Perez	0.45	Usufruct	176656	28/10/10	30
11	1650	Vicente E. Dionicio Perez	0.55	Usufruct	176657	28/10/10	30
12	1840	Ubaldo Dionicio Ramirez	0.56	Usufruct	176685	28/10/10	30
13	1839	Nolberta Sanchez	2.20	Usufruct	177255	28/10/10	10
14	815	Fermin Delfino Ruiz	0.30	Usufruct	106628	28/10/10	30
15	1496	Olga Delfina Gonzalez	0.86	Usufruct	176739	28/10/10	10
16	1495	Melesio Guadalupe Arrazola	0.77	Usufruct	176598	16/02/09	30
17	1492	Juan Sabas Arrazola G.	0.61	Usufruct	176601	16/02/09	30
18	1489	Mario Arrazola Gopar	0.64	Usufruct	176603	16/02/09	30
19	1436	Luis Munos	1.79	Usufruct	179820	17/04/09	30
20	1443	Teodulfo Roman Vazquez	2.94	Usufruct	197698	pending	10
21	1435	Teodulfo Roman Vazquez	1.40	Usufruct	pending	pending	30
22	1854	Pablo Ciriaco Gopar Ruiz	4.43	Usufruct	pending	pending	30
South (Tailings dam)
1	1517	Pablo Ciriaco Gopar Ruiz	11.83	Usufruct	176783	23/03/09	30
2	1587	Lilia Gopar Carreno	1.75	Usufruct	178800	16/02/09	30
3	1576	Eusebio V. Martinez	2.88	Usufruct	176906	28/01/10	30
4	1526	German Martines	0.54	Usufruct	176915	28/01/10	30
5	1588	German Martines	0.77	Usufruct	176912	28/01/10	30
6	1586	Benedicto Gopar Ruiz	8.06	Usufruct	176771	28/01/10	30
7	1593	Gonzalo Gopar Arango	2.49	Usufruct	176770	28/01/10	30
8	1616	Flora Maria Rodriguez S.	4.66	Usufruct	177192	23/02/10	10
9	1617	Flora Maria Rodriguez S.	6.89	Usufruct	177193	23/02/10	10
10	1646	Bernardo Lopez Lopez	9.01	Usufruct	176871	28/01/10	30
11	1518	Agustin Rodrigo Sanchez	1.67	Usufruct	177260	28/01/10	30
12	1579	Juan Arango	6.00	Usufruct	pending	pending	10
13	1625	Ciriaco Torres Hernadez	2.00	Usufruct	177307	pending	15
14	1516	Sixto Juan Sanchez	0.10	Usufruct	177247	pending	12

November 22, 2013	Page 24 of 161

4.3

Royalties

The San Jose Property is not subject to any royalties, back-in rights, payments or encumbrances with the exception of the following:

•

Royalty agreement between Minera Cuzcatlan and Beremundo Tomas de Aquino Antonio dated July 1, 2007 granting a 1 percent Net Smelter Return Royalty to a maximum of US$800,000 in regards to the mining concession “El Pochotle” listed as number 19 in Table 4.1. To date no mineralized material has been extracted from the El Pochotle concession and no Mineral Resources or Mineral Reserves have been identified on the El Pochotle concession. Minera Cuzcatlan has a buyout provision where they can purchase this royalty right for US$200,000.

•

Royalty agreement between Minera Cuzcatlan and Underwood y Calvo Compañía, S.N.C dated June 22, 2006 granting a 1 percent Net Smelter Return Royalty to a maximum of US$2,000,000 with regards to the mining concessions “Bonita Fracción I”, “Bonita Fracción II” and “La Voluntad” listed as numbers 23 to 25 in Table 4.1. To date no mineralized material has been extracted from the aforementioned concessions and no Mineral Resources or Mineral Reserves have been identified in the concessions. Minera Cuzcatlan has a buyout provision where they can purchase this royalty right for US$400,000.

•

Royalty agreement between Minera Cuzcatlan and Pan American Silver dated January 30, 2013 granting a 1.5 percent Net Smelter Return Royalty to Pan American Silver and a 1 percent Net Smelter Return Royalty to the Mexican Geological Service as a Discovery Royalty in regards to the mining concession “Reduccion Taviche Oeste”.

It should be noted that as of July 4, 2013 the known Mineral Reserve at the San Jose mine is located within the boundaries of the Progreso concessions (listed as numbers 25 to 28 in Table 4.1) and is not subject to any royalty obligations. Inferred Resources related to the Trinidad North discovery are partially located in the “Reduccion Taviche Oeste” concession and are subject to the royalties as detailed above.

4.3.1

Mexico Mining Tax

On September 8, 2013, the Executive Branch of the Mexican government presented its 2014 Tax Reform package to Congress. Under the Reform, three new articles were included relating to federal royalties and taxes:

•

Special Mining Royalty. This is a 7.5 percent royalty on EBIT (income minus producing costs, however some costs will no longer be deductible).

•

Additional Mining Tax. This corresponds to a tax of 50 percent of $124.74 per hectare for each concessioned hectare for companies that have not performed exploration or exploration activities for a two consecutive year period during the first eleven years of the concession grant. The tax is increased to 100 percent of $124.74 per hectare in the twelfth year of the concession grant.

•

Extraordinary Mining Royalty, consisting of a 0.5 percent royalty rate for companies producing gold, silver and platinum. This royalty is based on the gross revenues derived from the sales of these metals.

November 22, 2013	Page 25 of 161

In addition, the option that allows the deduction of exploration expenses in mineral deposits in the same period they were incurred is to be replaced by 10 percent amortization per year.

The effective date of a final tax reform law (if passed and published in the Official Gazette) would be January 1, 2014. Subject to approval of the proposed reform, Fortuna will disclose the impacts on the reported cash flows.

4.4

Environmental aspects

Minera Cuzcatlan is in compliance with Environmental Regulations and Standards set in Mexican Law and has complied with all laws, regulations, norms and standards at every stage of operation of the mine.

Minera Cuzcatlan has an environmental liability related to the Progreso concessions listed from numbers 25 to 28 in Table 4.1. Minera Cuzcatlan has set aside US$1.6 million to cover this liability and will increase this to US$2.5 million over the next 10 years in accordance with the environmental remediation program set out by the Federal Authorities.

Minera Cuzcatlan has no knowledge of any environmental liabilities related to any of the other concessions connected with the property.

A summary of the major environmental permits obtained by Minera Cuzcatlan are detailed in Section 20.

4.5

Permits

To the extent known, all permits that are required by Mexican law for the mining operation have been obtained.

November 22, 2013	Page 26 of 161

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

5.1

Access

The San Jose project is located 0.8 km east of Mexico federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The project is 47 km by road from the city of Oaxaca, which requires a travel time of approximately 1 hour. Ocotlán, a town of approximately 10,000 people and the nearest commercial center, is located 12 km to the north of the San Jose project along highway 175. The project site is situated 2 km to the northwest of San Jose del Progreso, a village of approximately 2,500 people.

5.2

Climate

The local climate in the San Jose project area is temperate with temperatures generally ranging from 9⁰C to 31⁰C with an average annual temperature of 19.5⁰C. The lowest temperature recorded in the project area was 4.1⁰C in the month of January. The highest temperature recorded was 35.4⁰C in April. Average annual precipitation in the project area ranges from 500 mm to 750 mm, with nearly all rain occurring from April to October.

5.3

Topography, elevation and vegetation

The San Jose project area is characterized by gently sloped hills and adjoining colluvial-covered plains. Elevations above mean sea level range from approximately 1,540 m to 1,675 m. The vegetation is grasslands and thorn-bush that are typical of dry savannah climates.

5.4

Infrastructure

The operation has a relatively small surface infrastructure consisting primarily of the concentration plant, electrical power station, water storage facilities, stockpiles,  and workshop facilities all connected by unsealed roads. Additional structures located at the property include offices, dining hall, laboratory, core logging and core storage warehouses. The tailings facility is located approximately 1,500 meters to the southwest of the concentration plant.

Experienced underground miners live in the nearby towns of Ocotlán and Oaxaca in addition to other local towns in the district and are transported to the property by bus.

Water for the process plant and mining operations is sourced from the tailings facility, and from a waste-water treatment plant operated by Minera Cuzcatlan since 2010, located in the town of Ocotlán de Morelos.

The mine facilities are connected to the main electrical power supply managed by the Federal Electricity Commission, which supplies sufficient power for the operation. The mine also has a secondary power line in case of power failure in the main line.

Plan drawings and more detailed information regarding the property infrastructure are provided in Section 18.

November 22, 2013	Page 27 of 161

History

6.1

Ownership history

The San Jose project is located in the Taviche Mining District of Oaxaca, Mexico. The earliest recorded activity in the San Jose del Progreso area dates to the 1850’s when the mines were exploited on a small scale by the local hacienda (Alvarez, 2009). By the early 1900’s, a large number of silver- and gold-bearing deposits were being exploited in the San Jeronimo Taviche and San Pedro Taviche areas, aided by a new mining law enacted in 1892 and with support from foreign investment capital (Carranza Alvarado et al, 1996). Mining activity in the district diminished drastically with the onset of the Mexican Revolution in 1910, only to resume sporadically in the 1920’s. Mining in the San Jose area was re-activated on a small scale in the 1960’s and again in 1980 when the San Jose mine was acquired by Ing. Ricardo Ibarra. The mine was worked intermittingly by Ibarra through his company Minerales de Oaxaca S.A. (MIOXSA) through the end of 2006 when the property was purchased by Compañia Minera Cuzcatlán S.A. de C.V., a Mexican registered company owned jointly by Fortuna and Continuum Resources Ltd. (Continuum).

6.2

Exploration history and evaluation

In 1999, the property was optioned by Pan American Silver and five diamond drill holes totaling 1,093.5 m were completed in the San Jose vein system. Three of the drill holes were located in the vicinity of the Trinidad shaft and two were located along the southern extension of the vein system in the San Ignacio area. Two of the three drill holes located in the vicinity of the Trinidad shaft intercepted strong silver and gold mineralization over drill hole intervals ranging from 2.7 m to 25.6 m. The two drill holes located in the San Ignacio area intercepted low to moderate grade silver-gold mineralization over narrow to moderate vein widths.

In March 2004, Continuum Resources Ltd., an exploration company based in British Columbia, Canada, completed an option agreement with MIOXSA covering 19 concessions in the San Jose and San Jeronimo Taviche areas. Continuum completed extensive chip-channel sampling in the underground workings of the Trinidad deposit as well as 15 surface diamond drill holes totaling 4,877 m. Thirteen of the drill holes were located in the Trinidad area and two were located in the San Ignacio area. Nine of the thirteen drill holes completed in the Trinidad area intersected moderate to strong Ag-Au mineralization over significant vein widths. The two drill holes in the San Ignacio area intercepted low grade silver-gold mineralization over narrow widths.

In November 2005, Fortuna reached an agreement with Continuum to earn a 70 percent interest in Continuum’s interests in the properties optioned from MIOXSA and assumed management of the project.

During 2006, Fortuna completed the drilling of 37 diamond drill holes totaling 11,874 m in the San Jose project area with 24 of the drill holes being located in the Trinidad zone and 13 of the drill holes being located in the San Ignacio area. In November of 2006, Fortuna and Continuum purchased a 100 percent interest in the properties from MIOXSA and simultaneously restructured their joint operating agreement to a 76 percent interest for Fortuna and a 24 percent interest for Continuum.

November 22, 2013	Page 28 of 161

During 2007, Fortuna (operating as Cuzcatlán) drilled 67 diamond drill holes totaling 26,604 m and in 2008/early 2009 Cuzcatlán completed 113 diamond drill holes totaling 32,925 m. In March 2009, Fortuna completed the acquisition of all issued and outstanding shares of Continuum, resulting in a 100 percent ownership in the San Jose Project.

Since 2009, an additional 124 drill holes drilled from both surface and underground have been completed totaling 49,912 m. Drilling conducted in the San Jose and adjoining areas prior to July 4, 2013 is detailed in Table 6.1.

Table 6.1 Drilling by company, area and year as of July 4, 2013

Company	Area	Year	No. of drill holes	Meters
Pan American	San Ignacio	2001	2	242.00
	Trinidad	2001	3	851.50
Continuum	San Ignacio	2004	2	506.85
	Trinidad	2004	11	3,611.85
		2005	2	757.85
	Taviche	2004	2	779.30
		2006	10	2,179.80
Fortuna/Cuzcatlan	El Rancho	2011	10	2,656.50
	San Ignacio	2006	13	3,790.30
		2007	23	8,910.20
		2011	17	8,307.25
		2012	9	3,970.60
	Trinidad	2006	25	8,392.10
		2007	44	17,694.35
		2008	109	31,515.00
		2009	4	1,410.50
		2012	15	8,574.30
		2013	49	19,423.00
	Taviche	2011	10	2,552.95
	El Pochotle	2012	11	3,387.05
	La Altona	2012	3	1,040.35
Total			374	130,553.60

6.3

Historical resources and reserves

In March 2006, an NI 43-101 compliant technical report was filed summarizing the results of the exploration completed by Continuum and an initial NI 43-101 compliant Mineral Resource estimate prepared by Independent Mining Consultants (IMC) of Tucson, Arizona. At a 5 g/t Au equivalent cutoff, IMC estimated the Inferred Resource to be 527,283 tonnes at a grade of 3.50 g/t Au and 396 g/t Ag (Ray, 2006).

In March 2007, an updated NI 43-101 compliant resource estimate was filed on SEDAR. At a 150 g/t Ag equivalent cutoff, Indicated Resources were estimated to be 1.47 Mt averaging 262.6 g/t Ag and 2.19 g/t Au and Inferred Resources were estimated at 3.9 Mt averaging 260.6 g/t Ag and 2.57 g/t Au (Hester and Ray, 2007).

November 22, 2013	Page 29 of 161

Following extensive exploration drilling in 2008 and 2009 an updated Technical Report prepared in accordance with NI 43-101 was submitted to SEDAR in December 2009 (Lechner and Earnest, 2009). The updated Mineral Resource reported at a 150 g/t Ag equivalent cut-off grade included Indicated Resources of 2.7 Mt averaging 295 g/t Ag and 2.27 g/t Au and Inferred Resources of 2.4 Mt averaging 262 g/t Ag and 2.11 g/t Au.

A pre-feasibility study was conducted by Chlumsky, Armbrust & Meyer LLC (CAM) and reported in June 2010 (CAM, 2010a). The study reviewed and used the Mineral Resource estimates generated in December 2009. The pre-feasibility study looked at the conversion of Indicated Resources to Probable Reserves for a variety of scenarios. The updated Mineral Resource and Reserve reported at a 150 g/t Ag equivalent cut-off grade consisted of Probable Reserves of 3.5 Mt averaging 205 g/t Ag and 1.6 g/t Au and Inferred Resources of 2.4 Mt averaging 262 g/t Ag and 2.11 g/t Au.

Since the CAM independent Mineral Resource and Reserve evaluation of June 2010 (CAM, 2010b) Fortuna Silver have conducted three additional estimations (not including the estimate detailed in this report). Minor adjustments to the mine plan were conducted for a statement of resources and reserves as of December 31, 2010 (Fortuna, 2011a) and depletion due to extraction accounted for the revised statement as of December 31, 2011 (Fortuna, 2012). A third estimation was conducted in 2012 as part of the company’s annual resource/reserve estimation update, being reported as of December 31, 2012 (Fortuna, 2013b)

A summary of changes to the contained metal (calculated using the same metal prices) at San Jose as reported in accordance with NI43-101 is detailed in Figure 6.1.

Figure 6.1 San Jose Mine historical Mineral Resources and Mineral Reserves

Contained Metal - Ag Eq (Moz)*
60
50
40
30
20
10
0
Mar 12, 2006
Mar 31, 2007
Dec 10, 2009
Jun 9, 2010
Dec 31, 2010
Dec 31, 2011
Dec 31, 2012
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
* Ag Eq calculated using Ag = US$25.14/oz and Au = US$1,391.63/oz

November 22, 2013	Page 30 of 161

6.4

Production

From 1980 through 2004, production by MIOXSA was intermittent and came primarily from existing stopes and from development of the fourth and fifth levels of the San Jose mine. In 2005 and 2006, the sixth level was developed and mined with grades reported to range between 350 to 500 g/t Ag and 1.8 to 3.5 g/t Au.  The ore was mined primarily from the Bonanza and Trinidad veins and extracted at rates of approximately 100 tpd through the Trinidad shaft. The 4 m by 4 m Trinidad shaft is developed to a depth of 180 m from the surface although no horizontal development had taken place on the seventh level. The principal mining method used by MIOXSA was shrinkage stoping. The ore was processed at a small crushing and flotation plant in San Jeronimo Taviche, located approximately 19 km by paved and gravel roads from the San Jose mine. The majority of the workers in the mine and plant were from the San Jeronimo de Taviche area. High-grade concentrates were shipped by 30-tonne capacity trucks to the MET-MEX Peñoles smelter at Torreόn, Coahuila, Mexico. Concentrate grades typically ranged from 9,000 g/t to 12,000 g/t Ag and 100 g/t to 140 g/t Au (Alvarez, 2009). Reliable estimates of the total production during MIOXSA’s tenure are not available.

6.4.1

Minera Cuzcatlan

Commercial production commenced under the management of Minera Cuzcatlan on September 1, 2011 (Fortuna, 2011b). Underground mining has focused on the Bonanza, Trinidad and Fortuna primary veins. A summary of total production figures since the start of production in September 2011 till June 30, 2013 are detailed in Table 6.2.

Table 6.2 Production figures during Minera Cuzcatlan management of San Jose

Production	2011*	2012	2013#	Total
Ore processed (t)	125,301	369,022	195,741	690,064
Head grade Ag (g/t)	144	188	192	181
Head grade Au (g/t)	1.36	1.74	1.55	1.62
Production Ag (oz)	490,555	1,949,178	1,073,343	3,513,076
Production Au (oz)	4,622	17,918	8,641	31,181
* Commercial production commenced in September 2011 # Production as of June 30, 2013

Production rates for the first half of 2013 averaged 1,081 tpd and with the completion of the plant expansion in September of 2013 are projected to reach 1,800 tpd by November of 2013.

November 22, 2013	Page 31 of 161

Geological Setting and Mineralization

7.1

Regional geology

The San Jose Mine is hosted by an andesitic to dacitic effusive volcanic sequence of presumed Paleogene age. Further to the east, these andesites and dacites are overlain by silicic crystalline and lithic tuffs and ignimbrites corresponding to the Mitla Tuff Formation of Miocene age. These Cenozoic volcanic sequences overlie two distinct tectonostratigraphic terranes or crustal blocks: the Oaxaca or Zapoteco terrane and the Cuicateco or Juárez terrane. The Oaxaca terrane is characterized by granulite-facies metamorphic basement of Grenvillian age overlain by Paleozoic and Mesozoic sedimentary sequences. The Juárez terrane is a west-dipping fault-bounded prism of strongly deformed Jurassic and Cretaceous oceanic and arc volcanic rocks that structurally overlies the Maya terrane and underlies the Oaxaca terrane (Martinez-Serrano et al, 2008).

The Cenozoic volcanic rocks hosting the San Jose Mine are interpreted to be related to subduction along the predominantly convergent southern Mexico plate boundary with the volcanic sequence having been deposited approximately contemporaneous with the initial volcanic events of the Trans-Mexican Volcanic Belt (Figure 7.1).

Figure 7.1 Map of the state of Oaxaca showing approximate distribution of Cenozoic volcanic rocks and underlying tectonostratigraphic terranes

98°0'0"W
96°0'0"W
94°0'0"W
N
MEXICO
Mexico City
Oaxaca City
18°0'0"N
16°0'0"N
Puebla
Veracruz
Vista Hermosa Thrust Fault
Oaxaca Fault
Tamazulapan Fault
MAYA
MIXTECO
OAXACA CITY
ZAPOTECO
Guerrero
CUICATECO
Juchatengo Fault
SAN JOSE MINE
TERTIARY VOLCANIC ROCKS
Chiapas
CHATINO
Chacalapa Fault
Mesoamerican Trench
Pacific Ocean
0
50
100 Km
References: -Modified from Ortega Gutiérrez, 1988; y Ortega Gutiérrez et al., 1992.
-Carta Geológica de la República Mexicana, 5a Edición: CRM y UNAM; Pemex, 1989.

November 22, 2013	Page 32 of 161

7.2

Local geology

The San Jose Mine area is underlain by a thick sequence of presumed Paleogene-age andesitic to dacitic volcanic and volcaniclastic rocks, which in turn, discordantly overlie units ranging from orthogneisses and paragneisses of Mesoproterozoic age, limestones and calcareous sedimentary rocks of Cretaceous age and continental conglomerates of the Early Tertiary Tamazulapan Formation (Figure 7.2) (Dickinson and Lawton, 2001; Sanchez Rojas, et al, 2003; Martinez-Serrano, et al, 2008). In the Taviche area, the Paleogene-age volcanics are intruded by granodiorite to diorite stocks of possible Neogene age.

Figure 7.2 Local geology of the San Jose Mine area (adapted from Zaachila 250k sheet, S.G.M.)

Mexico Index Map
US
MX
20N
100W
GT
HN
Oaxaca Index Map
Puebla
Veracruz
Tabasco
Oaxaca
Guerrero
Chiapas
740000
760000
780000
800000
1860000
1840000
1820000
Cobre Grande
El Rey
Tlacolula
Taviche District
San Jose Mine
Higo Blanco Prospect
El Aguila Mine
Zaachila 250k Geology (E14-12)
Qal
QptCgp-At: Conglomerado Polim
Tpl(?) Gr-D: Granito-Diorita
TplTR: Toba Riolitica
TemTA-A: Toba Andesitica-Andesita
Tpae Cgp-Ar Fm Tamazulapan
Ktm Cz-Lu: Fm Yucunama
Kace Cz-Do: Fm Teposcolula
KnapAr-Lu: Arenisca-Lutita
JtKbcAr-Lu: Arenisca-Lutita
PC_Complejo Metamorfica Oaxaqueno
0
10
20
km
Datum: NAD27, UTM Zone 14N

November 22, 2013	Page 33 of 161

7.3

Property geology

The San Jose Mine area is underlain by a thick sequence of sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of presumed Paleogene age (Figure 7.3). These units have been significantly displaced along major north- and northwest-trending extensional fault systems with the precious metal mineralization being hosted in hydrothermal breccias, crackle breccias, and sheeted and stockwork-like zones of quartz/carbonate veins emplaced within zones of high paleopermeability associated with the extensional structures.

Figure 7.3 Property geology of the San Jose Mine area (lithology code detailed in Figure 7.4)

744500
745000
745500
1847000
1846500
1846000
1845500
1845000
746000
N
S
W
E
TRINIDAD AREA
TRINIDAD
San Jose Mine
EL HIGO
SAN IGNACIO
SAN IGNACIO AREA
EL TORO
Benito Juarez Reservoir
Lithology
PAF-10
PAF-20
VCL-20
PAF-29
VCL-30
PAF-30
VCL-40
PAF-40
Structures
Faults
Fault Zone
Fault Zone Aprox.
Veins
QV/QCV/HYBX
QV/QCV/HYBX Aprox.
Shaft
0
250
500
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Interpretive Geologic Map of San Jose Area
Geology by L. Coto & A. Vindas
Oaxaca, Mexico
Datum: NAD27. UTM Zone 14N August 2013

November 22, 2013	Page 34 of 161

7.3.1

Stratigraphy

A detailed stratigraphic section of the volcanic and volcaniclastic units present in the San Jose Mine area has been developed through surface mapping and detailed logging of diamond drill core (Figure 7.4).

Figure 7.4 Stratigraphic column of the Trinidad Deposit area, San Jose Mine

Meters
0
50
100
150
200
250
300
350
400
450
500
550
600
650
700
750
800
850
900
950
1000
1050
1100
?

Overburden: Organic-rich soil grading into weathered and decomposed bedrock; ranges from 0 to 15 m in thickness

PAF-10 Unit: Effusive andesitic volcanic sequence comprised of flow-banded coherent flows and autoclastic breccias; contains large prominent plagioclase phenocrysts; maximum thickness of 75 m

VCL-10 Unit: Reddish-brown fine-grained volcaniclastics; ranges from 0 to 5 m in thickness

PAF-20 Unit: Effusive aphyric to weakly porphyritic andestic to dacitic volcanic sequence comprised of autoclastic and coherent facies; includes well developed hyaloclastite breccias with reddish-brown to light greenish colored matrix.

VCL-20 Unit: Volcaniclastic unit ranging in thickness to 7 m, locally absent.Upper portion of the sequence comprises re-deposited and well sorted fine- to medium-grained sand fraction with generally hematite-rich cement; extremely fine-grained intercalations with hematite-rich matrix present locally.

PAF-30 Unit: Effusive porphyritic andesitic volcanic sequence comprised of coherent facies flows and autoclastic breccias; includes local thin discontinuous volcaniclastics; well developed coarse porphyritic texture; ranges to approximately 300 m in thickness

VCL-40 Unit: Reddish-brown fine-grained volcaniclastics, ranging to 7m in thickness

PAF-40 Unit: Effusive andesitic volcanic sequence; dominantly coherent facies flows; local autoclastic breccias; ranges to 230 m in thickness; well developed fine to medium porphyritic textures with good alignment of plagioclase phenocrysts

LPT-10 Unit: Pyroclastic lapilli tuff ranging in thickness to 75 m with minor intercalations of laminated and locally cross-bedded volcaniclastic sandstones.

PAF-50 Unit: Effusive, coherent-facies, aphanitic to weakly porphyritic andesite flows, phenocryst abundance ranges from sparse to 2 percent, flow banding locally present; average thickness of 160 m; conformably underlies LPT-10 unit.

LPT- 20 Unit: Pyroclastic lapilli tuff sequence with commonplace intercalations of hematite-rich, medium- to coarse-grained volcaniclastic sandstones, ranges in thickness to 55 m.

AT-10 Unit: Ash tuff unit ranging in thickness to 70 m, locally finely laminated, weakly chloritized, moderate hematite in tuff matrix.

AT-30 Unit: Ash tuff with intercalations of fine-grained volcaniclastic sands, matrix commonly hematite-rich, ranges to 28 m in thickness.

LPT-50 Unit: Polymictic lapilli tuff sequence, thickness unknown.

? Crystalline basement (???)

Cía Minera Cuzcatlán S.A de C.V

Stratigraphic Column
Trinidad Area
San Jose Mine

(Source: Cuzcatlán)

Oaxaca, México

August 2013

November 22, 2013	Page 35 of 161

In general, the upper 650 to 700 meters of the volcanic sequence is characterized by a series of distinct effusive andesitic to dacitic lava flow units intercalated with thin but laterally extensive horizons of reddish-brown to grayish-brown volcaniclastic rocks. The andesitic to dacitic flow rocks are comprised of coherent and autoclastic facies with classic volcanic textures indicating sub-aerial to subaqueous deposition of the flow units. Poorly sorted monomictic to polymictic autobreccias are commonly present at the base of the flow units and grade upward to jigsaw-fit breccias and fractured coherent facies lava flows. Flow foliations are commonly observed in coherent facies lavas and generally are subhorizontal to moderately inclined in orientation. Beautifully preserved hyaloclastite breccias and in situ hyaloclastites are present throughout the effusive sequence, having been formed by the non-explosive fracturing and disintegration of quenched lavas emplaced into subaqueous settings. Blocky clasts with curviplanar surfaces and chloritized clast margins after glass are commonplace in the hyaloclastites. Thin reddish-brown to grayish-brown stratified volcaniclastics present between the major flow units and locally within the PAF-30 unit are interpreted to be the re-sedimented fines of the hyaloclastite breccias.

The lower 250 to 300 meters of the volcanic sequence is characterized by a sequence of intercalated pyroclastic deposits, stratified volcaniclastic sedimentary rocks and local coherent facies lava flows. The metamorphic basement underlying the Tertiary volcanic sequence has not been reached in the drilling completed to-date at the San Jose Mine area.

7.3.2

Structural geology

Silver and gold mineralization in the Trinidad deposit at the San Jose Mine are hosted by steeply dipping hydrothermal breccias, crackle breccias and quartz-carbonate veins emplaced along north and north-west trending, east-northeast dipping anastomosing brittle fault structures. These dominantly dip-slip fault structures crosscut the sub-horizontal effusive flow and pyroclastic units producing cumulative displacements ranging to greater than 300 meters between the footwall and the hangingwall of the mineralized structural corridor. Favored sites for vein or stockwork vein emplacement are dilational zones occurring at high angles to the dominantly dip-slip displacement vectors of the principal extensional fault systems.

Within the mineralized structural corridor, fault zones are commonly extensively brecciated and seamed by fault gouge. Locally these zones are strongly silicified and commonly display evidence of repeated brecciation and re-cementing. Northeast-trending post-mineral cross-faulting is present locally with apparent sinistral displacement. In the hanging wall of the mineralized structural corridor, small scale block faulting is evidenced by the clear displacement of the reddish-brown volcaniclastic marker units.

7.4

Description of mineralized zones

Precious metal mineralization at the San Jose Mine is hosted by hydrothermal breccias, crackle breccias, quartz-carbonate veins and zones of sheeted and stockwork-like quartz-carbonate veins emplaced along steeply dipping north and north-northwest trending fault structures.

The mineralized structural corridor extends for greater than 3 km in a north-south direction (Figure 7.3) and has been divided into two parts. The Trinidad deposit area located between 1846500N and 1847500N (this includes the Trinidad North discovery located between 1846200N and 1847500N and below 1200 elevation), and the San Ignacio area located between 1845000N and 1846500N. The Mineral Resource and Mineral Reserve estimates discussed in this Technical Report are located in the Trinidad deposit area.

November 22, 2013	Page 36 of 161

The major mineralized structures or vein systems recognized in the Trinidad deposit area are the Trinidad vein and Bonanza vein (including the Trinidad North discovery), and the Stockwork system (Figure 7.5). In addition to the major vein systems, secondary veins are present between the Trinidad and Bonanza systems and locally in the hanging wall to the Bonanza vein system and footwall to the Trinidad vein. To-date, drilling has defined the Trinidad and Bonanza vein systems over a strike length of approximately 1,000 meters and to depths exceeding 600 meters from the surface.

Figure 7.5 Longitudinal section showing location and drill hole intercepts of the Trinidad North discovery and Stockwork zone relative to the Bonanza vein

N
S
1847400
1847200
1847000
1846800
1846600
1500
1400
1300
1200
1100
1000
900
800
189
130
241
433
107
1024
113
470
772
247
178
625
199
405
717
575
219
200
1610
499
637
166
245
687
325
294
201
77
436
398
990
2328
106
222
167
361
238
159
239
270722
147
276
211
238823
184924
814
455
338227
460
237
660
330
346
243
1199615
310
185
263
Stockwork Zone
Trinidad North Discovery
DH Intercepts
Ag Eq (g/t)
Mine Workings/Ramp
TRN WF
Bv WF
SWK WF
0
100
200
Meters
1847400
Cia. Minera Cuzcatlán S.A. de C.V.
Longitudinal Section
Bonanza Vein and Stockwork Intercepts
745100E (Looking East)
Trinidad Area
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
August 2013

November 22, 2013	Page 37 of 161

Acanthite and silver-rich electrum are the primary silver- and gold-bearing minerals in the Trinidad deposit. These minerals along with pyrite are discontinuously interlayered with distinctively banded crustiform and colloform textured quartz, calcite and locally adularia. Classic ginguro textures are present locally in the mineralized quartz-carbonate veins and hydrothermal breccias with a close spatial and genetic association between the acanthite and the silver- and gold-bearing electrum. The total sulfide content of the mineralized structures is generally low from less than 1 percent to 5 percent of the rock in the upper portion of the deposit and grading to somewhat higher sulfide contents at depth with the gradual introduction of the base metal sulfides sphalerite, galena and chalcopyrite. Sphalerite is typically pale yellowish-brown in color, being of the low iron variety.

Principal gangue minerals are quartz and calcite, locally accompanied by iron or iron/magnesium bearing carbonates. Amethyst and chalcedonic quartz are commonly present as late infillings of the veins and hydrothermal breccias. Pale greenish-colored fluorite is present locally as vein and breccia fillings.

Hydrothermal alteration includes regional propylitic alteration of the volcanic host rocks grading to proximal alteration zones consisting of quartz, illite, illite/smectite, Fe-carbonate and pyrite haloing the mineralized zones. Steam-heated advanced argillic alteration zones occur locally in the upper portions of the deposit.

7.4.1

Trinidad vein system

The Trinidad vein system (Tv) is emplaced in the footwall fault zone of the extensional system hosting the mineralized vein systems at San Jose. The Trinidad vein system strikes 355˚ and dips 70˚ to 80˚ to the east-northeast. The vein system ranges from less than 1 meter to locally over 15 meters in true width, with higher grade mineralization generally being present in zones with greater widths. Significant portions of the Trinidad vein system are characterized by early black matrix silicified fault breccias with only trace to weak mineralization. Higher grade precious metal zones in the Trinidad vein system range up to approximately 1,300 g/t Ag Eq across the width of the vein (Figure 7.11). Combined copper, lead and zinc values are generally less than one percent but locally higher concentrations are present. At approximately the 1,100 meter elevation in the central portion of the Trinidad Deposit, four drill holes intercepted higher grade base metal mineralization with combined copper, lead, and zinc values ranging up to 21.6 percent across the width of the vein system. Fault gouge seams are commonplace at the footwall and hanging wall of the Trinidad vein system. The Trinidad hanging wall splays and the Trinidad footwall veins are considered to be part of the Trinidad vein system.

7.4.2

Bonanza vein system

The Bonanza vein system (Bv) is emplaced in the hanging wall zone of the structural corridor hosting the mineralized vein systems in the Trinidad deposit. The Bonanza vein system generally strikes 350˚ and dips steeply to the east to sub-vertical. The Paloma vein (Pv) is considered to be part of the Bonanza vein system. Mineralization within the Bonanza vein system is present in the form of shoots plunging shallowly to moderately to the north-northwest, reflecting the dominant dip-slip movement of the controlling fault structures (Figure 7.12). The upper mineralized shoot is well defined by the closely spaced infill drilling extending to a depth of approximately 1,300 m elevation Combined copper, lead and zinc values for the Bonanza vein range from negligible in the upper portions of the vein system to approximately 0.1 to 0.5 percent at depth.

7.4.3

Trinidad North discovery

The Trinidad North discovery refers to an area located between 1846200N and 1847500N and below the 1200 elevation where Brownfields exploration drilling has been focused in the latter part of 2012 and throughout 2013 (Figure 7.5). To-date, the drilling has been successful in identifying high-grade silver and gold mineralization associated with the northern extensions of the Bonanza and Trinidad vein systems. Similar to the main Trinidad deposit, the mineralization is directly associated with the presence of hydrothermal breccias, crackle breccias and sheeted and stockwork-like quartz veinlets. As of the effective date of this report, exploration drilling continues to test the northern extensions of the mineralized system with the mineralization remaining open to the north and to depth.

November 22, 2013	Page 38 of 161

7.4.4

Fortuna vein system

The Fortuna vein (Fv) strikes north-south and in contrast to the other major veins in the deposit, dips steeply to the west. The Fortuna vein has been extensively mined on levels 2, 3 and 4 of the historic mine workings with vein true widths ranging from 2 meters to approximately 5 meters.

7.4.5

Stockwork

The stockwork, as defined to date, is located between 1846775N to 1847100N and 1100 masl to 1300 masl being located between the principal veins of Bonanza and Trinidad. The stockwork zone is present over 225 horizontal meters and 200 vertical meters being elliptical in shape, with a variable thickness ranging up to 50 meters (Figure 7.5).

The stockwork is the result of hydrothermal fluid flow typical of a low sulfidation epithermal system. The structural control of the mineralization is associated with the interaction of the NNW trending Bonanza vein with the north trending Trinidad vein specific to this area where the two veins join.

The primary silver bearing mineral in the stockwork zone is acanthite usually associated with pyrite or occasionally in smaller quantities around quartz and calcite. Secondary minerals accompanying the acanthite are fine grained galena, sphalerite, chalcopyrite and gangue minerals including hyaline quartz, white quartz, and calcite along with minor concentrations of adularia and fluorite. The principal alteration present in the stockwork zone is silicification with lesser amounts of argillic and propylitic alteration also present.

7.4.6

Sectional drawings

Representative sections displaying the geological interpretations of the Trinidad deposit are displayed in Figures 7.7 to 7.10. A plan view showing the location of the three sections is provided in Figure 7.6.

November 22, 2013	Page 39 of 161

Figure 7.6 Plan map showing location and orientation of sections

744800
745000
745200
745400
N
1847400
1847200
1847000
1846800
1846600
Section 1847400
Section 1847350
Trinidad North Area
Trinidad Area
Section 1846900
Section 1846850
Mineralized Structures 1200 amsl
Bhws
Bv
Swk
Thws4
Tv
DDH Collar
DDH Trace
DDH Bottom
0
100
200
m
Cia. Minera Cuzcatlan S.A de C.V.
Drill Hole Location Map
Trinidad Zone
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM Zone 14N
August, 2013

November 22, 2013	Page 40 of 161

Figure 7.7 Section displaying lithology along 1846850N (lithology units detailed in stratigraphic column Figure 7.4)

745000
745200
745400
1600
1400
1200
1000
74500
SJO-058
SJO-197
SJO-141
SJO-164
SJO-131
SJO-121
SJO-046
SJO-127
SJO-082
4.7 m @ 318 g/t Ag Eq
4.0 m @ 123 g/t Ag Eq
7.4 m @ 241 g/t Ag Eq
11.5 m @ 179 g/t Ag Eq
10.0 m @ 1,873 g/t Ag Eq
14.3 m @ 473 g/t Ag Eq
20.4 m @ 135 g/t Ag Eq
16.5 m @ 1,489 g/t Ag Eq
SJOM-324
SJOM-326
SJOM-319
SJOM-309
8.8 m @ 117 g/t Ag Eq
27.6 m @ 330 g/t Ag Eq
17.0 m @ 1,098 g/t Ag Eq
14.0 m @ 243 g/t Ag Eq
16.6 m @ 615 g/t Ag Eq
7.7 m @ 572 g/t Ag Eq
SJO-016
SJO-019
SJO-077
SJOM-287
SJO-019A
SJOM-296
SJOM-305
SJOM-301
Lith Qualifier
FZ
Crackle Bx
Stockwork
Fault Bx
Veinlets
Lithology Units
OV
CV
QV
QCV
HYBX
PAF-10
VCL-10
PAF-20
VCL-20
PAF-30
VCL-30
VCL-40
PAF-40
LPT-10
PAF-50
Ag Eq g/t
70 - 93
93 - 500
> 500
Access ramp &
mine workings
0
50
100
Meters
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1846850N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
August 2013

November 22, 2013	Page 41 of 161

Figure 7.8 Section displaying lithology along 1846900N (lithology units detailed in stratigraphic column Figure 7.4)

745000
745200
745400
1600
1400
1200
1000
20.7 m @ 225 g/t Ag Eq
11.5 m @ 911 g/t Ag Eq
8.8 m @ 100 g/t Ag Eq
9.1 m @ 184 g/t Ag Eq
18.2 m @ 155 g/t Ag Eq
20.9 m @ 134 g/t Ag Eq
16.9 m @ 666 g/t Ag Eq
13.9 m @ 270 g/t Ag Eq
37.2 m @ 894 g/t Ag Eq
17.86 m @ 613 g/t Ag Eq
39.3 m @ 546 g/t Ag Eq
19.6 m @ 1316 g/t Ag Eq
19.9 m @ 166 g/t Ag Eq
20.28 m @ 638 g/t Ag Eq
18.85 m @ 660 g/t Ag Eq
12.2 m @ 583 g/t Ag Eq
24.6 m @ 346 g/t Ag Eq
SJO-057 SJO-223 SJO-190 SJO-129 SJO-178 SJO-184 SJO-157
SJO-183 SJO-051 SJO-054 SJO-055
SJOM-293 SJOM-281
SJOM-318 SJOM-322 SJOM-286 SJOM-284
SJOM-324
Lith Qualifier
FZ
Crackle Bx
Stockwork
Veinlets
Structures
Fault Zone
Lithology Units
OV
CV
QV
QCV
HYBX
PAF-10
VCL-10
PAF-20
VCL-20
PAF-30
VCL-30
VCL-40
PAF-40
LPT-10
PAF-50
LPT-20
Ag Eq g/t
70 - 93
93 - 500
> 500
Access ramp & mine workings
0 50 100
Meters
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1846900N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
August 2013

November 22, 2013	Page 42 of 161

Figure 7.9 Section displaying lithology along 1847350N (lithology units detailed in stratigraphic column Figure 7.4)

745000
745200
745400
1600
1400
1200
1000
SJO-313
SJO-316
SJO-310
SJO-297
SJO-299
SJO-304
SJO-295
SJO-288
0.5 m @ 234 g/t Ag Eq
3.7 m @ 433 g/t Ag Eq
0.4 m @ 83 g/t Ag Eq
12.2 m @ 178 g/t Ag Eq
2.0 m @ 625 g/t Ag Eq
1.0 m @ 843 g/t Ag Eq
8.0 m @ 245 g/t Ag Eq
7.2 m @ 141 g/t Ag Eq
22.0 m @ 687 g/t Ag Eq
1.6 m @ 633 g/t Ag Eq
13.0 m @ 2,328 g/t Ag Eq
10.3 m @ 102 g/t Ag Eq
SJO-292
SJO-266
SJO-285
SJO-275
SJO-283
Lith Qualifier
FZ
Crackle Bx
Veinlets
Lithology Units
OV
CV
QV
QCV
HYBX
PAF-10
VCL-10
PAF-20
VCL-20
PAF-30
VCL-30
VCL-40
PAF-40
LPT-10
PAF-50
LPT-20
Ag Eq g/t
70 - 93
93 - 500
> 500
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Access ramp & mine workings
0 50 100
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1847350N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
August 2013

November 22, 2013	Page 43 of 161

Figure 7.10 Section displaying lithology along 1847400N (lithology units detailed in stratigraphic column Figure 7.4)

745000
745200
745400
1600
1400
1200
1000
SJO-316
SJO-321
SJO-285
SJO-278
SJO-295
SJO-304
SJO-288
SJO-282A
4.4 m @ 138 g/t Ag Eq
6.3 m @115 g/t Ag Eq
4.8 m @ 487 g/t Ag Eq
17.5 m @ 436 g/t Ag Eq
13.8 m @ 701 g/t Ag Eq
39.2 m @ 990 g/t Ag Eq
6.1 m @ 779 g/t Ag Eq
Lith Qualifier
FZ
Crackle Bx
Veinlets
Lithology Units
OV
CV
QV
QCV
HYBX
PAF-10
VCL-10
PAF-20
VCL-20
PAF-30
VCL-30
VCL-40
PAF-40
LPT-10
PAF-50
LPT-20
Ag Eq g/t
70 - 93
93 - 500
> 500
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Access ramp & mine workings
0 50 100
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1847400N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
August 2013

November 22, 2013	Page 44 of 161

Figure 7.11 Longitudinal section of Trinidad vein displaying Ag Eq isogrades

N
1846600
1846800
1847000
1847200
1847400
1500
1400
1300
1200
1100
1000
900
Cia. Minera Cuzcatlán S.A. de C.V.
Longitudinal Section
Trinidad Vein Intercepts
745100E (Looking West)
Trinidad Area
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
August 2013
Trinidad Vein DH Intercepts
Ag Eq (g/t)
Mine Workings/Ramp
Tv_AgEq_60.grd
Ag Eq in ppm
High : 2000
Low : 0
0
100
200
Meters

November 22, 2013	Page 45 of 161

Figure 7.12 Longitudinal section of Bonanza vein displaying Ag Eq isogrades

N
1846600
1846800
1847000
1847200
1847400
1600
1500
1400
1300
1200
1100
1000
900
Bonanza Vein DH Intercepts
Ag Eq (g/t)
Mine Workings/Ramp
Bv_AgEq_60.grd
Ag Eq in g/t
High : 2600
Low : 0
0
100
200
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Longitudinal Section
Bonanza Vein Intercepts
745100E (Looking West)
Trinidad Area
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
August 2013

November 22, 2013	Page 46 of 161

Deposit Types

8.1

Mineral deposit type

The Trinidad silver-gold deposit at the San Jose Mine is a typical low-sulfidation epithermal deposit according to the classification of Corbett (2002), having formed in a relatively low temperature, shallow crustal environment (Figure 8.1). The deposit is characterized by structurally controlled hydrothermal breccias, crackle breccias and quartz-carbonate veins hosting silver-gold mineralization plus minor base metal mineralization. The Trinidad deposit is similar to the Fresnillo silver deposit in Zacatecas, Mexico and to precious metal deposits located in the Altiplano Province of Southern Peru (Caylloma, Arcata, Pallancata deposits). Geologic characteristics of the Trinidad deposit are summarized in Table 8.1.

Figure 8.1 Classification of epithermal and base metal deposits by Corbett (2002)

HIGH SULPHIDATION
LOW SULPHIDATION
diatreme
silica
steam heated alteration
permeable horizon
BRECCIA
LITHOLOGICAL
STRUCTURAL
SEDIMENT HOSTED REPLACEMENT Au
limestone
marl
REPLACEMENT
SKARN
EPITHERMAL QUARTZ Au-Ag
MnO2
travertine
diatreme
CARBONATE-BASE METAL Au
QUARTZ SULPHIDE Au+ Cu
PORPHYRY Cu Au
RIFT
acid sulphate alteration
sinter
phreatic breccia
EPITHERMAL BANDED CHALCEDONY GINGURO Au-Ag
meteoric water
POLYMETALLIC Ag-Au
MINERALIZATION
Banded tension vein
Fissure vein
Sheeted vein
Stockwork vein
Breccia fill
Lithological control
Disseminated
Fluid mixing
FLUIDS
Rising mineralised magmatic fluid
Circulating meteoric-dominant water
Collapsing evolved fluid
A - low pH
B - bicarbonate
O - oxygenated
Rising volatiles
Corbett

November 22, 2013	Page 47 of 161

Table 8.1  Trinidad deposit characteristics

Characteristic	Description
Deposit Type	Rift low sulfidation adularia-sericite epithermal deposit
Regional Tectonic Setting	Extensional continental margin-arc terrain
Local Tectonic Setting	Extensional fault system with plus 300 meters normal displacement
Host Rocks	Andesitic to dacitic subaerial to subaqueous lava flows
Host Rock Age	Paleogene (?)
Deposit Style	Quartz-carbonate veins, hydrothermal breccias, crackle breccias, sheeted and stockworked vein zones
Regional Alteration	Regional propylitic alteration (chlorite > epidote)
Deposit-scale Alteration	Narrow argillic (illite and illite-smectite) alteration halos +/- Fe-bearing carbonates
Main Metals	Ag, Au
Minor Metals	Zn, Pb, Cu, Sb
Main Sulfide Species	Pyrite, Acanthite (Argentite), Low Fe Sphalerite, Galena, Chalcopyrite
Silver-bearing Species	Acanthite (Argentite), silver-rich electrum
Gold-bearing Species	Silver-rich Electrum
Ag/Au Ratio	Approximately 50 to 200
Gangue Minerals	Quartz, Calcite, Fe-carbonates, Mn Silicates and Carbonates
Deposit Type Examples	Fresnillo, Mx; Altiplano Province of Southern Peru (Caylloma, Arcata, Pallancata)

8.2

Exploration model

The San Jose Mine is located within the Del Sur crustal block of southern Mexico (Dickinson and Lawton, 2001). Oligocene to Pliocene-age andesitic to dacitic volcanic rocks disconformably overlie Mesoproterozoic-age basement rocks comprised of orthogneisses and paragneisses that were stranded in their present positions when the South America continent pulled away from the North America continent during the Middle Mesozoic breakup of Pangea. Epithermal-style alteration and mineralization are widespread within the Middle to Late Tertiary volcanic package exposed throughout the central portion of the state of Oaxaca. Host structures to the mineralization are normal faults and subsidiary structural features common to extension-related pull-apart basins (Corbett, 2006) as illustrated in Figure 8.2.

November 22, 2013	Page 48 of 161

Figure 8.2 Exploration model: extension-related pull-apart basins (Corbett, 2006)

Pull-apart basin, e.g. S. Sumatra, California
SURFICIAL LEVELS
controlling structure
En echelon veins, e.g. Waihi, Golden Cross
EPITHERMAL to MESOTHERMAL
fissure veins
Splay e.g. FSE, Chuquicamata
PORPHYRY LEVELS

hot spring and sinter deposits
controlling strike-slip structure
pull-apart basin
flat tension veins
steep fissure veins
fissure in competent basement host rocks
intrusion
NEGATIVE FLOWER STRUCTURE

EXTENSION and MINERALIZATION STYLES at DIFFERENT CRUSTAL LEVELS

November 22, 2013	Page 49 of 161

Exploration

9.1

Exploration conducted by Pan American Silver

In 1999, the San Jose Property was optioned by Pan American Silver (Pan American). Surface and underground mapping and sampling were carried out by Pan American and five diamond drill holes totaling 1,093.5 meters were completed in the San Jose vein system.

9.2

Exploration conducted by Continuum Resources Ltd

In March 2004, Continuum Resources Ltd. (Continuum) completed an option agreement with MIOXSA covering 19 concessions in the San Jose and San Jeronimo Taviche areas. Continuum completed detailed mapping and chip-channel sampling of the surface and of the existing underground workings in the Trinidad area followed by the completion of 15 surface diamond drill holes totaling 4,876.55 meters Details of the work completed by Continuum and the corresponding results are presented in Osterman (2004), Ray (2005), Ray (2006) and Hester and Ray (2007).

9.3

Exploration conducted by Fortuna Silver Mines Inc.

In November of 2005, Fortuna reached agreement with Continuum to earn a 70 percent portion of the company’s interests in the San Jose and Taviche District properties that were optioned by Continuum from MIOXSA and to assume management of the project. In March 2006, an NI 43-101 compliant Technical Report was filed summarizing the results of the exploration completed by Continuum and an initial resource estimate was prepared by Independent Mining Consultants (IMC) of Tucson, Arizona (Ray, 2006). At a 5 g/t Au equivalent cutoff, IMC estimated the inferred mineral resource at 527,283 tonnes with an average grade of 3.50 g/t Au and 396 g/t Ag.

In November of 2006, Fortuna and Continuum purchased a 100 percent interest in the properties from MIOXSA and simultaneously restructured their joint operating agreement to a 76 percent interest for Fortuna and a 24 percent interest for Continuum.

In March 2007, an updated independent NI 43-101 compliant resource estimate was filed on SEDAR. At a 150 g/t Ag Eq cutoff, Indicated Resources were estimated at 1.47 Mt averaging 263 g/t Ag and 2.19 g/t Au and Inferred Resources were estimated at 3.9 Mt averaging 261 g/t Ag and 2.57 g/t Au (Hester and Ray, 2007).

Since 2007 the principal exploration conducted at the deposit has been drilling (described in Section 10). As a result of this drilling work the Mineral Resource and Reserves were most recently updated as of December 31, 2012 with an accompanying Technical Report filed on SEDAR on March 22, 2013 (Chapman and Kelly, 2013). This evaluation estimated Proven and Probable Reserves of 3.3 Mt averaging 190 g/t Ag and 1.58 g/t Au at a 96 g/t Ag Eq cutoff and an Inferred Resource of 4.3 Mt averaging 185 g/t Ag and 1.57 g/t Au at a 70 g/t Ag Eq cut-off.

November 22, 2013	Page 50 of 161

Drilling

10.1

Introduction

As of July 4, 2013, a total of 328 drill holes totaling 117,957.65 meters have been completed in the San Jose mine area (Table 10.1, Figure 10.1) with the drilling being concentrated in the Trinidad deposit area and extensions to the south of the mineralized structural system. Wide-spaced exploration drilling has also been completed in the San Ignacio area along the southern extension of the structurally controlled mineralized corridor and the Trinidad North discovery located north of 1847200N. All of the drilling was conducted by diamond core drilling methods with the exception of 1,065 meters of reverse circulation pre-collars in six of the 328 diamond drill holes.

Table 10.1 Drilling by company and period of the Trinidad Deposit

Company	Period	Trinidad Area		San Ignacio Area
		Drill Holes	Meters	Drill Holes	Meters
Pan American	2001	3	851.50	2	242.00
Continuum	2004/05	13	4,369.70	2	506.85
Fortuna	2006	25	8,392.10	13	3,790.30
Cuzcatlan	2007	44	17,694.35	23	8,910.20
Cuzcatlan	2008/09	113	32,925.50	0	0.00
Cuzcatlan	2011	0	0.00	17	8,307.25
Cuzcatlan	2012	15	8,574.30	9	3,970.60
Cuzcatlan	2013*	49	19,423.00	0	0.00
Totals	2001-2013*	262	92,230.45	66	25,727.20
*as of July 4, 2013

A total of 262 diamond core holes totaling 92,230.45 meters have been drilled in the Trinidad deposit area (Figure 10.2) with the majority of the holes being drilled from the east to the west to cross-cut the steeply east-dipping mineralized zone at high angles. Of the 262 holes 237 have been drilled from the surface whilst 25 drill holes were drilled from underground.

The diamond drilling typically commences with HQ-diameter core and continues to the maximum depth allowable based on the mechanical capabilities of the drill equipment. Once this point is reached or poor ground conditions are encountered the hole is cased and further drilling undertaken with smaller diameter drilling tools with the core diameter being reduced to NQ2- or NQ-size to completion of the hole (Table 10.2). In five of the drill holes, a further reduction to BQ-size drill core was required in order to complete the drill holes to the target depths. All of the drilling completed in the project area has been carried out by contract drilling service companies.

Table 10.2 Drilling by core size, Trinidad Deposit

Core Size (Diameter)	Meters
HQ (63.5 mm)	90,301.35
NQ2 (50.6 mm)	6,046.45
NQ (47.6 mm)	29,335.05
BQ (36.4 mm)	538.65
RCD (Pre-collars)	1,065.00

November 22, 2013	Page 51 of 161

Figure 10.1 Drill hole location map for the San Jose Mine area

744500
745000
745500
746000
1847000
1846500
1846000
Highway 175
Trinidad North Area
Trinidad Area
TRINIDAD SUR
EL HIGO
Road to San Jose del Progreso
San Ignacio Area
SAN IGNACIO
EL TORO
N
S
E
W
Legend
Shaft
DH Collar
DH Trace
DH Bottom
Vein
0
250
500 m
Cia. Minera Cuzcatlán S.A. de C.V.
Drill Hole Location Map
Trinidad-San Ignacio Zones
Showing Vein Projected to Surface
San Jose Mine, Oaxaca, Mx
Datum: NAD27. UTM Zone 14N
August 2013

November 22, 2013	Page 52 of 161

Figure 10.2 Drill hole location map for the Trinidad deposit area

745000
1847400
1847200
1847000
1846800
745000
N
S
W
E
Trinidad North Area
Trinidad Area
TRINIDAD SUR
EL HIGO
Mineralized Structures
Bhws
Bv
Swk
Thws4
Tv
Legend
Shaft
DH Collar
DH Trace
DH Bottom
0
100
200 m
Cia. Minera Cuzcatlán S.A. de C.V.
Drill Hole Location Map
Trinidad-San Ignacio Zones
1200 Level
San Jose Mine, Oaxaca, Mx
Datum: NAD27. UTM Zone 14N August 2013

November 22, 2013	Page 53 of 161

The relationship between the sample intercept lengths and the true width of the mineralization varies in relation to the intersect angle between the steeply east-dipping zone of mineralized veins and the westerly inclined diamond core holes. However, no exaggeration of the true width of the mineralization occurred during modeling as the actual vein contacts were modeled in 3-dimensional space to create vein solids that were subsequently used to constrain estimation of mineral resource tonnes and grade.

10.2

Drilling conducted by Pan American Silver

Of the five drill holes drilled by Pan American in 2001, three of the drill holes were located in the Trinidad deposit area and two were located along the southern extension of the vein system in the San Ignacio area. Two of the three drill holes located in the vicinity of the Trinidad shaft intercepted strong silver and gold mineralization over drill hole intervals ranging from 2.7 to 25.6 meters. The two drill holes located in the San Ignacio area intercepted weak to moderate grade silver-gold mineralization over narrow to moderate vein widths.

10.3

Drilling conducted by Continuum Resources Ltd

Between 2004 and 2005 Continuum Resources drilled a total of 15 surface diamond drill holes. Thirteen of the drill holes were located in the Trinidad area and two were located in the San Ignacio area. Nine of the thirteen drill holes completed in the Trinidad area intersected moderate to strong silver-gold mineralization over significant widths. The two drill holes in the San Ignacio area intercepted low grade silver-gold mineralization over narrow widths.

10.4

Drilling conducted by Fortuna Silver/Minera Cuzcatlan

10.4.1

Drilling conducted in 2006

During 2006, Fortuna completed the drilling of 38 diamond drill holes totaling 11,874.40 meters in the San Jose project area with 25 of the drill holes being located in the Trinidad area and 13 of the drill holes being located in the San Ignacio area. The drilling in the Trinidad area confirmed the results of the prior drilling and expanded the mineralization along strike and to depth. Drilling in the San Ignacio area by Fortuna identified significant zones of silver-gold mineralization over generally narrow vein widths.

10.4.2

Drilling conducted in 2007

During 2007, Minera Cuzcatlan completed 67 diamond drill holes totaling 26,604.55 meters in the San Jose project area. Forty-four of the drill holes totaling 17,694.35 meters were located in the Trinidad deposit area and twenty-three drill holes totaling 8,910.20 meters were located in the San Ignacio area. Drilling in the Trinidad area continued to confirm the potential of the deposit and further expanded the mineralization along strike to the south and to depth. Three-dimensional modeling and preliminary resource classification studies of the drilling results in the Trinidad deposit area indicated that additional infill drilling would be required in order to permit conversion of the Inferred Resources to the Indicated Resource classification.

10.4.3

Drilling conducted in 2008-2009

Based on the combined results of the drilling completed in the Trinidad deposit area through 2007 and on the results of preliminary resource classification studies, an infill drill program was designed and carried out to permit conversion of a majority of the Inferred Resources above the 1300 meter elevation to Indicated Resources. During 2008 and early 2009, Cuzcatlan completed a total of 113 drill holes totaling 32,925.50 meters with the majority of the drilling being directed towards the upper portions of the Trinidad deposit. The results of the infill drilling confirmed the presence of high-grade silver-gold mineralization in the Trinidad deposit area and led to the development of a detailed geologic and mineralization model of the deposit. All work was supervised directly by Cuzcatlan and Fortuna. Drilling activities were carried out by Construccion, Arrendamiento de Maquinaria y Minera, S.A. de C.V. and by Rodio Swissboring Mexico, S.A. de C.V.  ALS Chemex served as the primary laboratory for preparation and analysis of the samples. Inspectorate Labs served as the secondary laboratory for check assay purposes.

November 22, 2013	Page 54 of 161

10.4.4

Drilling conducted in 2011

During 2011, Cuzcatlan completed 17 diamond drill holes totaling 8307.25 meters in the San Jose Mine area. All seventeen drill holes were located to the south of the Trinidad deposit area in the San Ignacio area. While some of the drill holes encountered significant mineralized intervals, additional drilling is required in this area in order to demonstrate the continuity of mineralization.  The resource model reported in this technical report is not impacted by the 2011 drilling results.

10.4.5

Drilling conducted in 2012

During 2012, Cuzcatlan completed 15 drill holes totaling 8,574.30 meters in the Trinidad North discovery area and 9 drill holes totaling 3,970.60 meters in the San Ignacio area. Drilling completed in the Trinidad North discovery area was successful in demonstrating the extension of significant silver and gold mineralization to the north and to depth and resulted in the continuation of the drill program into 2013. Underground drilling commenced at the end of 2012 with the completion of a single drillhole intersecting the Stockwork zone.

10.4.6

Drilling conducted in 2013 prior to data cut-off date

As of July 4, 2013 Brownfields Cuzcatlan had completed and assayed 25 surface drill holes totaling 12,659.95 meters. Of these 16 were drilled to further explore the Trinidad North discovery area whereas 9 drill holes targeted the main Trinidad deposit to improve the geological interpretation between the main deposit and the new Trinidad North discovery. The exploration drilling completed in the Trinidad North discovery area confirmed the importance of the discovery and successfully demonstrated the extension of high-grade silver and gold mineralization to the north and to depth.

In addition to the exploration drilling, 24 underground drill holes totaling 6,763.05 meters were drilled prior to the July 4, 2013 cut-off date. The drilling focused on the delineation of the stockwork zone located between the Trinidad and Bonanza veins. The work resulted in a major reinterpretation of this geologically complex region comprising of a single wide stockwork domain rather than a series of individual vein systems, described in Section 7.4.5.

All of the 2013 drilling detailed above was completed prior to the data cutoff date for the resource estimate and the results have been taken into consideration in the resource and reserve estimates reported in this technical report.

November 22, 2013	Page 55 of 161

10.4.7

Drilling conducted in 2013 post data cut-off date

As of the effective date of this report an additional nine exploration drill holes have been completed after the July 4, 2013 cut-off date totaling 4,433.70 meters with two additional drill holes being in-progress. Of these, drill hole SJO-325 was abandoned after just 13.5 m due to poor ground conditions. Assay results are available for eight of the completed drill holes and are detailed in Table 10.3. Drill hole SJO-328 is located in the central portion of Trinidad Deposit. Drill holes SJO-316, SJO-320, SJO-321, SJO-325, and SJO-325A are located in the Trinidad North area and their results are generally consistent with the resource estimates included in this technical report. Drill holes SJOM-329, SJOM-330 and SJOM-331 are located in the northern extension of the Trinidad North area beyond the influence of the resource estimate reported in this report.

Table 10.3 Significant intervals for exploration drilling conducted after the data cut-off date of July 4, 2013

Hole ID	From (m)	To (m)	Int. (m)	Est. True Width (m)	Ag (g/t)	Au (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Ag Eq* (g/t)

SJO-316	347.30	351.00	3.70	1.4	325	1.63	232	262	19	415
	357.00	361.00	4.00	1.5	149	0.89	175	466	20	198
	415.50	417.55	2.05	0.8	602	3.19	1,377	2,263	59	779
	435.50	437.00	1.50	0.6	204	1.08	397	969	21	264
	445.90	452.20	6.30	2.4	88	0.51	213	465	23	116
SJO-320	No significant mineralized intervals
SJO-321	492.20	500.45	8.25	3.1	88	0.43	900	1,596	104	112
	502.10	508.80	6.70	2.5	130	0.68	792	1,931	104	168
	533.75	537.75	4.00	1.5	850	4.48	1,076	2,353	78	1,098
SJO-325A	568.10	569.60	1.50	0.7	137	0.74	761	1,593	61	178
	573.70	575.55	1.85	0.9	181	0.78	884	2,368	34	224
	606.05	607.00	0.95	0.4	111	1.48	13,870	27,820	1,373	193
SJO-328	520.90	523.50	2.60	0.8	144	2.71	1,328	2,112	350	294
	528.00	528.70	0.70	0.2	121	2.15	1,490	3,560	173	240
SJOM-329	271.60	273.45	1.85	1.0	1,509	7.77	11,192	12,077	747	1,939
	305.50	314.50	9.00	5.3	904	8.60	723	1,279	91	1,380
	329.15	342.10	12.95	7.5	402	3.42	3,806	6,731	501	591
SJOM-330	346.85	347.70	0.85	0.4	500	3.46	1,440	6,130	60	692
	386.70	396.00	9.30	4.4	288	1.76	462	832	80	385
	402.80	411.50	8.70	4.1	347	2.48	2516	4454	269	484
SJOM-331	Assays pending
*Ag Eq values calculated at Au:Ag ratio of 55.36 based on metal prices as of US$1391.63/oz Au and US$25.14/oz Ag and metallurgical recoveries of 89 % for both Au and Ag

In addition to the exploration drilling detailed above a number of infill drill hole assay results were received after the data cut-off date with significant intervals detailed in Table 10.4. The infill drilling was focused primarily on defining the stockwork zone but also encountered the Bonanza and Trinidad veins with results matching expectations in this area. Holes were drilled sub-perpendicular to the mineralization from underground.

November 22, 2013	Page 56 of 161

Table 10.4 Significant intervals for infill drilling conducted after the data cut-off date of July 4, 2013

Hole ID	From (m)	To (m)	Int. (m)*	Ag (g/t)	Au (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Ag Eq** (g/t)

SJOM-306	140.60	145.55	4.95	318	2.58	254	37	359	461
	216.90	219.75	2.85	140	0.72	514	54	519	180
SJOM-319#	211.35	214.15	2.80	234	2.09	213	416	54	349
SJOM-322	134.00	167.90	33.90	169	1.31	105	237	20	241
	167.95	179.25	11.30	412	3.54	465	883	111	608
SJOM-323	128.50	157.60	29.10	114	0.84	76	196	22	161
	158.10	164.80	6.70	223	1.74	150	252	40	320
SJOM-324	158.25	163.21	4.96	96	0.96	94	193	36	149
	169.20	173.60	4.40	83	0.75	116	202	15	124
SJOM-326	124.25	129.30	5.05	278	1.77	1,320	2,785	205	376
	135.85	143.80	7.95	274	1.63	339	683	57	364
SJOM-327	153.35	158.55	5.20	144	1.40	142	277	14	222
	172.30	209.30	37.00	168	1.58	393	791	53	256
	302.85	312.70	9.85	744	4.08	3,004	5,165	775	970

# Assays intervals with depths less than 203.3 m down the hole were received prior to the data cut-off in drill hole SJOM-319 and used in the resource update. Intervals greater than 203.3 m were regarded as absent in the estimation and not reset to half the detection limit

* Intervals have not been corrected to true widths due to the variable nature of the stockwork mineralization

**Ag Eq values calculated at Au:Ag ratio of 55.36 based on metal prices as of US$1391.63/oz Au and US$25.14/oz Ag and metallurgical recoveries of 89 % for both Au and Ag

10.5

Drill core recovery

Core recovery for the drilling completed to-date in the San Jose project area averages over 98 percent, independent of core size (Table 10.5). Core recovery within the mineralized zones is generally high due to the association of silicification and carbonatization with the mineralizing processes.

Table 10.5 Average core recovery by drill core size

Drill core size (diameter)	Recovery (%)
HQ (63.5mm)	97
NQ2 (50.6mm)	99
NQ (47.6mm)	99
BQ (36.4mm)	98

10.6

Extent of drilling

To-date, drilling has defined the Trinidad and Bonanza vein systems over a strike length of approximately 1,000 meters and to depths exceeding 500 meters from the surface.

November 22, 2013	Page 57 of 161

10.7

Drill hole collar surveys

Surface drill hole collars were surveyed using differential GPS and total station survey methods. Concrete monuments are constructed at each collar location recording the drill hole name, azimuth, inclination and total depth. At locations where the drill hole collar is located in a cultivated field, the collar monument is constructed approximately 50 cm below the actual surface.

Underground drill hole collars were surveyed using total station survey methods. Concrete monuments similar to those used for surface collars are constructed to mark the location with the drill hole name, azimuth, inclination and total depth recorded.

10.8

Downhole surveys

Down-hole surveys have been completed for 259 of the 262 drill holes completed by Continuum, Fortuna and Cuzcatlan in the Trinidad and San Ignacio areas. Typically, the downhole surveys are completed at 50 meter intervals although more recent drill holes include downhole surveys at 10 m, 20 m, 30 m, 40 m and 50 m depths and then at 50 m intervals thereafter. All downhole surveys have been carried out by drilling contractor personnel using Reflex EZ-Trac electronic downhole survey tools.

10.9

Drill sections

Representative drill sections displaying the mineralized interpretation of the Trinidad deposit are displayed in Figures 10.3 to 10.6. A plan view showing the location of the sections is provided in Figure 7.6.

November 22, 2013	Page 58 of 161

Figure 10.3 Section displaying mineralization along 1846850N

745000
745200
745400
1600
1400
1200
1000
SJO-058
SJO-197
SJO-141
SJO-164
SJO-131
SJO-121
SJO-046
SJO-127
SJO-082
SJO-016
SJO-019
SJO-077
SJOM-319
SJO-121
SJOM-287
SJO-019A
SJOM-296
SJO-127
SJOM-305
SJOM-309
SJOM-301
SJO-046
SJO-082
SJOM-324
SJOM-326
SJOM-319
SJOM-309
4.7 m @ 318 g/t Ag Eq
4.0 m @ 123 g/t Ag Eq
7.4 m @ 241 g/t Ag Eq
11.5 m @ 179 g/t Ag Eq
10.0 m @ 1,873 g/t Ag Eq
14.3 m @ 473 g/t Ag Eq
20.4 m @ 135 g/t Ag Eq
16.5 m @ 1,489 g/t Ag Eq
8.8 m @ 117 g/t Ag Eq
27.6 m @ 330 g/t Ag Eq
17.0 m @ 1,098 g/t Ag Eq
14.0 m @ 243 g/t Ag Eq
16.6 m @ 615 g/t Ag Eq
7.7 m @ 572 g/t Ag Eq
Mineralized Structures
Bhws
Bv
Fv
Pv
Swk
Tfw
Thws4
Tv
Ag Eq g/t
70 - 93
93 - 500
> 500
Access ramp & mine workings
0 50 100
Meters
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1846850N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
August 2013

November 22, 2013	Page 59 of 161

Figure 10.4 Section displaying mineralization along 1846900N

745000
745200
745400
1600
1400
1200
1000
SJO-057
SJO-223
SJO-190
SJO-129
SJO-178
SJO-184
SJO-157
SJO-055
SJO-183
SJO-051
SJO-054
20.7 m @ 225 g/t Ag Eq
11.5 m @ 911 g/t Ag Eq
8.8 m @ 100 g/t Ag Eq
9.1 m @ 184 g/t Ag Eq
18.2 m @ 155 g/t Ag Eq
20.9 m @ 134 g/t Ag Eq
16.9 m @ 666 g/t Ag Eq
13.9 m @ 270 g/t Ag Eq
37.2 m @ 894 g/t Ag Eq
17.86 m @ 613 g/t Ag Eq
39.3 m @ 546 g/t Ag Eq
19.6 m @ 1316 g/t Ag Eq
19.9 m @ 166 g/t Ag Eq
20.28 m @ 638 g/t Ag Eq
18.85 m @ 660 g/t Ag Eq
12.2 m @ 583 g/t Ag Eq
24.6 m @ 346 g/t Ag Eq
SJOC-0018
SJO-223
SJO-055
SJO-190
SJOM-293
SJOM-281
SJOM-318
SJOM-322
SJOM-286
SJOM-284
SJOM-324
SJO-145
SJOM-286
SJOM-314
SJOM-284
SJO-015
SJO-184
SJOM-281
SJOM-319
SJOM-277
SJOM-280
SJOM-287
SJO-051
SJOM-296
SJOM-291
SJOM-305
SJO-054
SJOM-309
SJOM-301
SJOM-293
SJO-157
Mineralized Structures
Bhws
Bv
Fv
Pv
Swk
Thws4
Tv
Ag Eq g/t
70 - 93
93 - 500
> 500
Access ramp & mine workings
0
50
100
Meters
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1846900N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
August 2013

November 22, 2013	Page 60 of 161

Figure 10.5 Section displaying mineralization along 1847350N

745000
745200
745400
1600
1400
1200
1000
SJO-313
SJO-316
SJO-310
SJO-297
SJO-299
SJO-304
SJO-295
SJO-288
0.5 m @ 234 g/t Ag Eq
3.7 m @ 433 g/t Ag Eq
0.4 m @ 83 g/t Ag Eq
12.2 m @ 178 g/t Ag Eq
2.0 m @ 625 g/t Ag Eq
1.0 m @ 843 g/t Ag Eq
8.0 m @ 245 g/t Ag Eq
7.2 m @ 141 g/t Ag Eq
22.0 m @ 687 g/t Ag Eq
1.6 m @ 633 g/t Ag Eq
13.0 m @ 2,328 g/t Ag Eq
10.3 m @ 102 g/t Ag Eq
SJO-310
SJO-297
SJO-313
SJO-292
SJO-266
SJO-285
SJO-275
SJO-299
SJO-283
Ag Eq g/t
70 - 93
93 - 500
> 500
Mineralized Structures
Bv
Tv
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1847350N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
August 2013
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Access ramp & mine workings
0
50
100
Meters

November 22, 2013	Page 61 of 161

Figure 10.6 Section displaying mineralization along 1847400N

745000
745200
745400
1600
1400
1200
1000
SJO-316
SJO-321
SJO-285
SJO-278
SJO-295
SJO-304
SJO-288
SJO-282A
4.4 m @ 138 g/t Ag Eq
6.3 m @115 g/t Ag Eq
4.8 m @ 487 g/t Ag Eq
17.5 m @ 436 g/t Ag Eq
13.8 m @ 701 g/t Ag Eq
39.2 m @ 990 g/t Ag Eq
6.1 m @ 779 g/t Ag Eq
Ag Eq g/t
70 - 93
93 - 500
> 500
Mineralized Structures
Bv
Tv
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Access ramp & mine workings
0
50
100
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1847400N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
August 2013

November 22, 2013	Page 62 of 161

Sample Preparation, Analyses, and Security

The sampling methodology, preparation, and analyses differ depending on whether it is drill core or a channel sample. All samples are collected by geological staff of Minera Cuzcatlan with sample preparation and analysis being conducted either at the onsite Cuzcatlan laboratory (channel samples taken subsequent to February 2012) or transported to the ALS Chemex preparation facility in Guadalajara prior to being sent on for analysis at their laboratory in Vancouver (all exploration drill core and channel samples taken prior to February 2012). The Cuzcatlan on-site laboratory is not a certified laboratory. Therefore, pulp splits and preparation duplicates, along with reference standards and blanks are routinely sent to the ISO certified ALS Chemex preparation and analytical facilities in Guadalajara and Vancouver respectively, in order to monitor the performance of the Cuzcatlan laboratory.

11.1

Sample preparation prior to dispatch of samples

11.1.1

Channel chip sampling

Channel chip samples are generally collected from the face of newly exposed underground workings. The entire process is carried out under the geology department’s supervision.

The location of each channel sample is determined using a compass and tape measure relative to a survey reference point determined at approximately nine meter intervals using Total Station equipment. Samplers measure the azimuth and distance from the underground survey reference point to the location of the channel. The channel distance information is recorded and used in conjunction with underground surveys so as to determine the starting coordinates of the channel. Each channel is not individually surveyed and the present methodology means the further the channel is from the survey reference point the greater the potential for spatial error.

Sampling is carried out at 3 m intervals within the drifts and stopes of all veins. The channel’s length and orientation are identified using paint in the underground working and by painting the channel number on the footwall. The channel is approximately 20 cm wide and approximately 1 to 2 cm deep, with each individual sample preferably being no smaller than 0.4 m and no longer than 1.5 m.

The area to be sampled is washed down to provide a clean view of the vein. The channel is sampled by taking a succession of chips in sequence from the hanging wall to the footwall perpendicular to the vein based on the geology and mineralization.

Samples, comprised of fragments, chips and mineral dust, are extracted using a chisel and hammer, along the channel’s length on a representative basis. For veins with narrow or reduced thickness (<0.20 m), the channel depth is increased thus allowing the minimum sample mass (5 kg) to be collected.

Sample collection is normally performed by two samplers, one using the hammer and chisel, and the other holding the receptacle (cradle), to collect rock and ore fragments. The cradle consists of a sack, with the mouth kept open by a wire ring. Fragments greater than 6 cm in diameter are not accepted.

November 22, 2013	Page 63 of 161

The obtained sample is deposited in a plastic sample bag with a sampling card and the assigned sample ID. The sampling equipment is then washed prior to the collection of the next sample. Once all the samples in the channel have been collected the sample bags are transported to the surface and sorted with quality control samples being inserted at industry standard insertion rates prior to delivery to the Cuzcatlan laboratory.

11.1.2

Core sampling

A geologist is responsible for determining and marking the intervals to be sampled, selecting them based on geological and structural logging. The sample length must not exceed 2 m or be less than 20 cm.

Splitting of the core is performed by diamond saw. The geologist carefully determines the line of cutting, in such a way that both halves of the core are representative. The core cutting process is performed in a separate building adjacent to the core logging facilities. Water used to cool the saw is not re-circulated but stored in a tank to allow any fines to settle before final disposal.

Once the core has been split, half the sample is placed in a sample bag. A sampling card with the appropriate information is inserted with the core.

11.1.3

Bulk density determination

All bulk density samples have been sourced from drill core relating to drilling conducted in 2009 and 2010. The operation has commenced taking samples from underground for density measurements since November 2012.

Density tests are performed at the ALS Chemex laboratory in Vancouver using the OA-GRA08A methodology. This test consists of coating the core sample in paraffin wax, measuring the sample weight in air then suspending the sample in water and measuring the weight again. The specific gravity is calculated using the following equation:

Specific Gravity =                          Δ                      .

                                      B – C – [(B – A) / Dwax]

Where

Δ = weight of sample in air

B = weight of waxed sample in air

C = weight of waxed sample suspended in water

D = density of wax

Fortuna encourages the ongoing practice of routinely taking bulk density measurements at the operation.

11.2

Dispatch of samples, sample preparation, assaying and analytical procedures

11.2.1

Sample dispatch

Following the sawing of drill core or the collection of chip fragments underground (described above) samples were placed in polyethylene sample bags with a sample tag detailing a unique sample identifier. The same sample identifier is marked on the outside of the bag and it is sealed with a cable tie. Secured sample bags are then placed in rice sacks. If the samples are from the underground channels they are delivered each day to the Cuzcatlan onsite laboratory for preparation and analyses.

November 22, 2013	Page 64 of 161

If the samples are of drill core, the rice sacks are labeled with the company name, number of samples contained in the sack and the sample number sequence. The rice sacks with the samples are then sealed with double cable ties and stored in a secure, dry and clean location. The rice sacks are subsequently transported by authorized company personnel to commercial freight shipment offices in Oaxaca for air transport to the ALS Chemex sample preparation facility in Guadalajara, Jalisco, Mexico.

11.2.2

Sample preparation

Cuzcatlan Laboratory

Upon receipt of a sample batch the laboratory staff immediately verifies that sample bags are sealed and undamaged. Sample numbers and ID’s are checked to ensure they match that as detailed in the submittal form provided by the geology department. If any damaged, missing, or extra samples are detected the sample batch is rejected and the geology department is contacted immediately to investigate and resolve the discrepancy. If the sample batch is accepted the samples are sequentially coded and registered as received.

Accepted samples are then transferred to individual stainless steel trays that have a maximum capacity of 7 kg, with their corresponding sample ID’s for drying. If the sample is excessively wet a little water is used to clean out the inside of the sample bag and ensure all fines are collected in the metal trays. The trays are placed on a trolley then placed into an electric furnace oven for 2 to 4 hours at a temperature of 100-118°C.

Once samples have been dried they are transferred to a separate ventilated room for crushing. The operator checks the samples received match those on the submittal form before each sample is fed into a terminator crusher in turn to reduce the original particle size so that 70 percent passes a 10 mesh sieve size. The sample may have to be put through the crusher twice if the required particle size is not achieved on the first pass. The crushing equipment is cleaned using compressed air and a barren quartz flush after each sample.

Once the sample has been crushed it is homogenized and reduced in size to approximately 250 g using a single tier Jones riffle splitter. The reduced sample is returned to the sampling tray for pulverizing whereas the coarse reject material is returned to a labeled sample bag and temporarily placed in a separate storage room for transferal to the long term storage facilities.

Crushed samples are pulverized using a Rocklab standard ring mill so that 85 percent of particles pass a 200 mesh sieve size. The pulverized sample is then homogenized by placing it in the center of a 40 cm x 50 cm rubber mat and lifting opposite corners five times each. The pulp sample is carefully placed in an envelope along with the sample ID label. Envelopes are taken to the balance room where they are checked to ensure the samples registered as having being received and processed match those provided in the envelopes.

ALS Chemex

All exploration core samples are sent to the ALS Chemex sample preparation facility in Guadalajara, Mexico. Upon arrival a notification of sample reception is transmitted to Minera Cuzcatlan and the samples entered into the laboratory sample management system. Following drying, the samples are weighed and the entire sample crushed to a minimum of 70 percent passing a 10 mesh sieve size. The crushed sample is then reduced in size by passing the entire sample through a riffle splitter until a 250 g split is obtained. The 250 g split is then pulverized to a minimum of 85 percent passing a 200 mesh sieve size. The pulverized samples are subsequently grouped by sample lot and shipped by commercial air freight to ALS Chemex’s analytical facility in Vancouver, British Columbia for analysis.

November 22, 2013	Page 65 of 161

11.2.3

Sample analysis

Cuzcatlan Laboratory

Upon receipt of samples in the analytical laboratory, all pulps are re-checked to ensure they match the list in the submittal form. Two samples from the pulp envelope are then taken. One sample is analyzed using atomic absorption spectroscopy and the other by fire assay with gravimetric finish. Atomic absorption results are recorded when silver grades are less than 500 g/t or when gold grades are less than 6.5 g/t, otherwise the gravimetric results are recorded.

For the atomic absorption finish, 2 g of the pulp is weighed and added to a beaker, along with 40 ml of chloritic acid, 10 ml of nitric acid, and 10 ml of perchloric acid and heated gently at 90-100 °C until all the sample is digested. It is then cooled before approximately 200 ml of distilled water is added prior to analysis by atomic absorption. Two machines are used one calibrated for gold and one for silver.

The above process is equivalent to the ALS Chemex OG62, 4 acid digestion with AAS finish.

For the fire assay with gravimetric finish, 30 g of the pulp is weighed and added to a crucible, along with 150 g of flux. The material is then carefully homogenized before being covered by a thin layer of borax.

The mixture is placed in a preheated oven at 1,050°C ± 5°C for 40 to 45 minutes. Once the crucibles have cooled the slag material is separated and discarded with the remaining material being transferred to a ceramic cup and placed in an oven at a temperature of 950 °C ± 2°C before it is reduced to 849 °C ± 2°C for 30 minutes in order to evaporate any lead and leave behind a clean doré (Ag/Au).

The doré is careful weighed on a micro balance before being transferred to a ceramic cup and dilute nitric acid added until 25 to 75 percent of the crucible is filled. The ceramic pots are placed in an oven for approximately 30 minutes at 110 °C ± 10°C.   The pots are removed from the oven and the silver nitrate solution is decanted leaving the gold. The remaining gold is washed with dilute (4 percent) ammonium hydroxide and then rinsed with distilled water. The calcined crucibles containing the gold are placed into an oven for 10 to 15 seconds at a temperature of 800 °C. Finally the crucibles are removed from the oven, cooled and the gold weighed on a microbalance. The gold and silver contents are calculated using these weights.

The above process is the equivalent of the ALS Chemex Method ME-GRA21 (Fire assay charge with gravimetric finish).

November 22, 2013	Page 66 of 161

ALS Chemex

Upon arrival at ALS Chemex’s analytical facility in Vancouver, British Columbia, the sample identity data were entered into the company’s Laboratory Information Management System (LIMS). Analysis consists of the following procedures:

•

Homogenization and splitting of the samples;

•

Analysis for silver by ALS-Chemex Method ME-ICP41 – Aqua regia digestion and ICP-Atomic Emission Spectroscopy (AES) finish;

•

For samples where silver ICP analysis exceeded 100 ppm the samples were rerun by ALS Chemex Method Ag-GRA21 – 30 g fire assay charge with gravimetric finish;

•

Fire assay for gold by ALS Chemex Method Au-AA23 – 30 g fire assay charge with Atomic Absorption Spectroscopy (AAS) finish;

•

For samples where gold AAS analysis exceeded 10 ppm the samples were rerun by ALS Chemex Method Au-GRA21 – 30 g fire assay charge with gravimetric finish;

•

Analysis for 34 other elements by ALS-Chemex Method ME-ICP41 – Aqua regia digestion and ICP-Atomic Emission Spectroscopy (AES) finish;

•

For samples where lead and zinc ICP analysis results exceeded 10,000 ppm (1.0 percent), the samples were re-run by ALS-Chemex Method PB-AA46 and Method ZN-AA46 - Aqua regia digestion and Atomic Absorption Spectroscopy (AAS) finish.

All laboratory internal quality control results are reported on the laboratory assay certificates. Sample pulps and rejects are temporarily stored by ALS Chemex for later shipment back to the San Jose project site.

11.3

Sample security and chain of custody

Sample collection and transportation of drill core and channel samples is the responsibility of brownfields exploration and the Cuzcatlan mine geology departments.

Exploration core boxes are sealed and carefully transported to the core logging facilities located adjacent to the mine offices where there is sufficient room to layout and examine several holes at a time. Once logging and sampling have been performed, the core is transferred to the permanent storage facility at the mine site. The onsite storage facility is dry and well illuminated, with metal shelving. Core is stored chronologically and location plans of the warehouse provide easy access to all core collected by Minera Cuzcatlan.

The drill core from the infill drilling program is stored in the same warehouse as the exploration core. The storage facility is managed by the Cuzcatlan geology department and any removal of material must receive their approval.

Coarse reject material from exploration drill core is presently being stored securely in an off-site warehouse. Pulps from the exploration and infill drill programs are stored in a secure and dry pulp storage facility.

November 22, 2013	Page 67 of 161

Coarse reject material from channel samples are collected from the Cuzcatlan laboratory every day and stored in a storage facility located in a secure building half a kilometer from the main operation. Pulps of channel samples analyzed by ALS Chemex are also stored in the same storage facility as the coarse reject material. Pulps of channel samples analyzed by the Cuzcatlan laboratory are stored in a secure storage facility at the operation.

Samples are retained in accordance with the Fortuna corporate sample retention policy. All drill core and coarse rejects and pulps from the drill core are stored for the life of mine. Disposal of coarse rejects from surface samples is performed after 90 days and is controlled by the exploration department. Disposal of coarse rejects from underground channel samples is performed after 90 days and is the responsibility of the Geology Superintendent.

11.4

Quality control measures

The implementation of a quality assurance/quality control (QAQC) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of certified reference material, blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Analysis of QC data is made to assess the reliability of sample assay data and the confidence in the data used for the estimation.

Minera Cuzcatlan routinely inserts certified standards, blanks, field, preparation (coarse reject) and pulp duplicates to the Cuzcatlan laboratory and regularly sends preparation (coarse reject), and pulp duplicates along with standards and blanks to the umpire ALS Chemex laboratory.

Previous independent technical reports (Lechner and Earnest, 2009 and CAM, 2010) have assessed the QAQC results for previous drilling campaigns and reported them as acceptable. These historical results were reviewed in 2013 by Fortuna and are regarded as acceptable according to industry best practices. A more detailed analysis has focused on the performance of the Cuzcatlan and ALS Chemex laboratory over the last 12 months.

11.4.1

Standard reference material

Standard reference material (SRM) are samples that are used to measure the accuracy of analytical processes and are composed of material that has been thoroughly analyzed to accurately determine its grade within known error limits. SRM is inserted by the geologist into the sample stream, and the expected value is concealed from the laboratory, even though the laboratory will inevitably know that the sample is a SRM of some sort. By comparing the results of a laboratory’s analysis of a SRM to its certified value, the accuracy of the result is monitored.

SRM have been used to assess the accuracy of the assay results from both the Cuzcatlan and ALS Chemex laboratories having been placed into the sample stream by Minera Cuzcatlan geologists to monitor accuracy of the analytical process. SRM results detailed in this Technical Report are presented in a tabular form; however results are assessed at the operation on a monthly basis using time series graphs to identify trends or biases.

November 22, 2013	Page 68 of 161

Cuzcatlan Laboratory

This analysis focuses on the submission of 718 standards with 11,137 channel samples (submission rate of 1 in 15 samples) between July 1, 2012 and July 4, 2013 to the Cuzcatlan laboratory. The grade characteristics of the five different SRM at the Cuzcatlan laboratory are detailed in Table 11.1.

Table 11.1 Accepted values for standards inserted at Cuzcatlan laboratory

Standard	Silver (g/t)		Gold (g/t)
	Best value	Standard Deviation	Best value	Standard Deviation
CDN-CMC-1	38.3	1.8	0.361	0.018
CDN-CMC-2	65.4	2.45	0.563	0.027
CDN-CMC-3	170	3.25	1.50	0.04
CDN-CMC-4	280	4.7	2.30	0.065
CDN-CMC-5	1,312	26.5	10.30	0.25

The standards have been generated from in-house coarse reject material and certified by CDN Resource Laboratories Ltd in Vancouver, Canada.

Results for the SRM submitted to the Cuzcatlan laboratory are detailed in Table 11.2. In addition to statistical analysis, graphical analysis of the results was also conducted to assess for trends and bias in the data.

Table 11.2 Results for standards inserted at Cuzcatlan laboratory

Standard	Silver (g/t)			Gold (g/t)
	No. submitted	No. of fails*	Pass (%)	No. submitted	No. of fails*	Pass (%)
CDN-CMC-1	105	0	100	105	1	99
CDN-CMC-2	103	0	100	103	0	100
CDN-CMC-3	168	16	90	168	18	89
CDN-CMC-4	170	8	95	170	25	85
CDN-CMC-5	172	3	98	172	18	90
Total	718	27	96	718	62	91
*Fail being >± 3 standard deviations from best value

Pass rates reported for silver and gold values were 96 percent and 91 percent respectively. The accuracy levels for silver and gold can be regarded as acceptable although the number of gold failures is of some concern. The Cuzcatlan laboratory had some initial issues with its protocols and equipment regarding gold assaying in the second half of 2012 and early 2013. The laboratory has been through several external audits and the revisions have resulted in improvements in accuracy of the gold grades.

ALS Chemex Laboratory

SRM’s sent to ALS Chemex can be grouped into two types. Those that accompany drill core taken by brownfields exploration; and those associated with infill drill core submitted by the operation.

Exploration drill core

A total of 560 standards were submitted with 10,765 drill core samples (submission rate of 1 in 19 samples) to ALS Chemex between July 1, 2012 and July 4, 2013 (Table 11.3).

November 22, 2013	Page 69 of 161

Table 11.3 Results for SRM inserted with exploration drill core to ALS Chemex

Standard	Silver (g/t)			Gold (g/t)
	No. submitted	No. of fails*	Pass (%)	No. submitted	No. of fails*	Pass (%)
CDN-ME-1204	7	1	86	7	4	43
CDN-ME-19	17	1	94	17	3	82
CDN-ME-1101	4	0	100	4	1	75
CDN-ME-12	93	8	91	93	23	75
CDN-ME-1206	39	0	100	39	0	100
CDN-GS-5K	-	-	-	11	0	100
CDN-CM-2	-	-	-	30	0	100
CDN-ME-16	2	2	0	2	0	100
CDN-ME-18	2	0	100	2	1	50
CDN-ME-1205	39	3	92	39	0	100
CDN-ME-4	36	0	100	36	2	94
CDN-ME-7	6	0	100	4	2	50
CDN-FCM-7	7	1	86	7	2	71
CDN-CGS-20	-	-	-	49	1	98
CDN-GS-3C	-	-	-	15	0	100
CDN-GS-3D	-	-	-	39	1	97
CDN-GS-5G	11	0	100	11	0	100
CDN-GS-5J	27	1	96	27	1	96
CDN-CMC-2	39	1	97	39	6	85
CDN-CMC-3	57	4	93	57	5	91
CDN-CMC-4	32	2	94	32	7	78
Total	418	24	94	560	59	89
*Fail being >± 3 standard deviations from best value

SRM inserted to assess silver grades returned a pass rate of 94 percent whereas SRM assessing gold grades had a pass rate of 89 percent. It should be noted that many of the failures can be attributed to standard CDN-ME-12 and it is possible that this standard has been compromised and it is recommended that it is not inserted in the future without appropriate validation testwork. If this standard is ignored the silver and gold accuracy levels can be regarded as acceptable although steps should be taken to try to improve the gold accuracy.

Infill drill core

A total of 199 standards were submitted with 3,777 drill core samples (submission rate of 1 in 19 samples) to ALS Chemex between July 1, 2012 and July 4, 2013 (Table 11.4).

Table 11.4 Results for SRM inserted with infill drill core to ALS Chemex

Standard	Silver (g/t)			Gold (g/t)
	No. submitted	No. of fails	Pass (%)	No. submitted	No. of fails	Pass (%)
CDN-CMC-1	1	0	100	1	0	100
CDN-CMC-2	79	4	95	79	2	97
CDN-CMC-3	72	8	89	73	7	90
CDN-CMC-4	47	6	87	47	1	98
Total	198	18	91	199	10	95
*Fail being >± 3 standard deviations from best value

November 22, 2013	Page 70 of 161

Results for certified standards submitted with infill drill core samples indicate the ALS Chemex laboratory has acceptable levels of accuracy for silver (91 percent), and gold (95 percent).

11.4.2

Blanks

Field blank samples are composed of material that is known to contain grades that are less than the detection limit of the analytical method in use and are inserted by the geologist in the field. Blank sample analysis is a method of determining sample switching and cross-contamination of samples during the sample preparation or analysis processes. Minera Cuzcatlan uses coarse marble sourced from a local quarry and provided by an external supplier as their blank sample material.

Cuzcatlan Laboratory

The analysis focuses on the submission of 723 blanks between July 1, 2012 and July 4, 2013 representing a submission rate of 1 in 15 samples. Results of the blanks submitted indicate that cross contamination and mislabeling are not material issues at the Cuzcatlan laboratory. Of the 723 blank samples submitted two exceeded the fail line (set at two times the lower detection limit) for silver assays and three for gold assays indicating an excellent result.

ALS Chemex Laboratory

A total of 753 blanks were submitted with core samples to the ALS Chemex laboratory from July 1, 2012 to July 4, 2013. This included 573 blanks submitted with exploration drill core representing a submission rate of 1 in 19 samples and 180 blanks submitted with infill drill core representing a submission rate of 1 in 21 samples. Of the 573 blank samples submitted with exploration drill core samples three exceeded the fail line (set at two times the lower detection limit) for silver and gold assays. Of the 180 samples submitted with infill drill core samples eleven exceeded the fail line for silver assays and four for gold assays. If two blanks failed in succession, all assay results for the batch were automatically reviewed and re-analyzed if deemed necessary. Blank results from ALS Chemex are regarded as acceptable indicating no significant sample switching or contamination.

11.4.3

Duplicates

The precision of sampling and analytical results can be measured by re-analyzing the same sample using the same methodology. The variance between the measured results is a measure of their precision. Precision is affected by mineralogical factors such as grain size and distribution and inconsistencies in the sample preparation and analysis processes. There are a number of different duplicate sample types which can be used to determine the precision for the entire sampling process, sample preparation, and analytical process. A description of the different types of duplicates used by Minera Cuzcatlan is provided in Table 11.5.

November 22, 2013	Page 71 of 161

Table 11.5 Duplicate types used by Minera Cuzcatlan

Duplicate	Description
Field

Sample generated by another sampling operation at the same collection point. Includes a second channel sample taken parallel to the first or the second half of drill core sample and submitted in the same or separate batch to the same (primary) laboratory.

Preparation	Second sample obtained from splitting the coarse crushed rock during sample preparation and submitted in the same batch by the laboratory.
Laboratory	Second sample obtained from splitting the pulverized material during sample preparation and submitted in the same batch by the laboratory.
Reject assay	Second sample obtained from splitting the coarse crushed rock during sample preparation and submitted blind to the same or different laboratory that assayed the original sample.
Duplicate assay	Second sample obtained from splitting the pulverized material during sample preparation and submitted blind at a later date to the same laboratory that assayed the original pulp.
Check assay	Second sample obtained from the pulverized material during sample preparation and sent to an umpire laboratory for analysis.

Numerous plots and graphs are used on a monthly basis to monitor precision and bias levels. A brief description of the plots employed in the analysis of Cuzcatlan duplicate data, is described below:

•

Absolute relative difference (ARD) statistics: relative difference of the paired values divided by their average.

•

Scatter plot: assesses the degree of scatter of the duplicate result plotted against the original value, which allows for bias characterization and regression calculations.

•

Ranked half absolute relative difference (HARD) of samples plotted against their rank % value.

Results obtained by Minera Cuzcatlan in previous years have been reviewed and are regarded as demonstrating acceptable levels of precision. A more detailed analysis has focused on the performance of the laboratories over the twelve months prior to the Mineral Resource update.

Duplicates were submitted to both the Cuzcatlan laboratory (with channel samples) and the ALS Chemex laboratory (with drill core). The ALS laboratory also acts as the umpire laboratory, analyzing reject assays and check assays (pulps) from the Cuzcatlan laboratory.

Cuzcatlan Laboratory

Minera Cuzcatlan inserts field duplicates with channel samples as part of its QAQC program. Preparation and laboratory duplicates are inserted by the laboratory whereas reject assays and duplicate assays are inserted blind from the geology department. Check assays (both coarse rejects and pulps) from the Cuzcatlan laboratory are sent to the certified laboratory of ALS Chemex to provide an external monitor of precision. Standards and blanks are also submitted with the duplicates to ensure the accuracy of the ALS results.

Absolute relative difference (ARD) results for duplicates used to assess the Cuzcatlan laboratory are displayed in Table 11.6.

November 22, 2013	Page 72 of 161

Table 11.6 Duplicate results for Cuzcatlan laboratory

Type of Duplicate	Metal	No. of duplicates analyzed#	Percent of samples meeting ARD* acceptance criteria
Field duplicate[1]	Ag (g/t)	332	54
	Au (g/t)	282	54
Preparation dulpicate[2]	Ag (g/t)	928	99
	Au (g/t)	709	99
Laboratory duplicate[3]	Ag (g/t)	819	95
	Au (g/t)	634	92
Reject assays[4]	Ag (g/t)	379	87
	Au (g/t)	372	77
Duplicate assays[5]	Ag (g/t)	436	88
	Au (g/t)	421	62
Check assays (rejects)[4]	Ag (g/t)	480	84
	Au (g/t)	455	81
Check assays (pulps)[6]	Ag (g/t)	479	82
	Au (g/t)	472	65

*ARD = Absolute Relative Difference

# Values that are less than x10 the lower detection limit for both laboratories have been excluded from the statistics.

1. Acceptable ARD value for field duplicates is >90% of the population being less than 0.3.

2. Acceptable ARD value for preparation duplicates is >90% of the population being less than 0.2.

3. Acceptable ARD value for laboratory duplicates is >90% of the population being less than 0.1.

4. Acceptable ARD value for reject assays is >90% of the population being less than 0.2.

5. Acceptable ARD value for “duplicate assay” is >90% of the population being less than 0.1.

6. Acceptable ARD value for “check assay” pulps is >90% of the population being less than 0.1.

In general precision levels are reasonable with the majority of ARD values being greater than 80 percent. However, field duplicate results are poor for both silver and gold assays and duplicate results for gold are generally below what would usually be regarded as acceptable. The operation has tested numerous practices to improve the sampling procedure, such as including: closer supervision of the sampling process; increasing the sampling mass; trying alternative sampling methods with limited success. In addition several adjustments have been made by the laboratory to improve the gold analytical techniques. Improvements in the precision levels have been observed through the year.

ALS Chemex Laboratory

Minera Cuzcatlan has primarily relied on the insertion of field duplicates, reject assays (coarse rejects) and duplicate assays (pulps) to assess the precision of drill core results from the ALS Chemex laboratory. The operation also monitors the results of the in-house preparation and laboratory duplicates inserted by ALS. Reject assays sent to SGS and check assays have only recently been implemented in the program and at this time the numbers analyzed are too low to draw meaningful conclusions.

Precision results for exploration core samples evaluated by ALS Chemex, expressed as ARD are detailed in Table 11.7.

November 22, 2013	Page 73 of 161

Table 11.7 Duplicate results of exploration drill core submitted to ALS Chemex

Type of Duplicate	Metal	No. of duplicates analyzed#	Percent of samples meeting ARD* acceptance criteria
Field duplicate[1]	Ag (g/t)	108	50
	Au (g/t)	109	49
Preparation dulpicate[2]	Ag (g/t)	13	84
	Au (g/t)	16	88
Laboratory duplicate[3]	Ag (g/t)	44	84
	Au (g/t)	63	81
Reject assays (ALS)[4]	Ag (g/t)	126	76
	Au (g/t)	128	60
Reject assays (SGS)[4]	Ag (g/t)	9	66
	Au (g/t)	10	50
Duplicate assays[5]	Ag (g/t)	127	67
	Au (g/t)	132	54
Check assays (pulps)[6]	Ag (g/t)	10	50
	Au (g/t)	10	60

*ARD = Absolute Relative Difference

# Values that are less than x5 the lower detection limit for both laboratories have been excluded from the statistics.

1. Acceptable ARD value for field duplicates is >90% of the population being less than 0.3.

2. Acceptable ARD value for preparation duplicates is >90% of the population being less than 0.2.

3. Acceptable ARD value for laboratory duplicates is >90% of the population being less than 0.1.

4. Acceptable ARD value for reject assays is >90% of the population being less than 0.2.

5. Acceptable ARD value for “duplicate assays” is >90% of the population being less than 0.1.

6. Acceptable ARD value for “check assay” pulps is >90% of the population being less than 0.1.

The results demonstrate the highly variable nature of the mineralization with poor precision results for the field duplicates, reject assays and duplicate assays. The other duplicate types have not been inserted in sufficient numbers to allow a meaningful analysis but they follow a similar trend. However it was discovered during an audit of the results that the exploration team had been tending to insert low grade samples (<60 g/t Ag) and this has had a detrimental effect on the results. When higher grade values are assessed the precision levels improve and are seen to be acceptable.

Minera Cuzcatlan has altered its selection process and is now inserting a broader range of assays as duplicates and continues to provide feedback to ALS Chemex.

Field, preparation, and laboratory duplicates were inserted with infill drill core samples sent to the ALS Chemex laboratory. Precision results expressed as ARD are detailed in Table 11.8.

November 22, 2013	Page 74 of 161

Table 11.8 Duplicate results of infill drill core submitted to ALS Chemex

Type of Duplicate	Metal	No. of duplicates analyzed#	Percent of samples meeting ARD* acceptance criteria
Field Duplicate[1]	Ag (g/t)	98	67
	Au (g/t)	86	59
Preparation dulpicate[2]	Ag (g/t)	53	70
	Au (g/t)	40	78
Laboratory Duplicate[3]	Ag (g/t)	168	70
	Au (g/t)	145	61

*ARD = Absolute Relative Difference

# Values that are less than x10 the lower detection limit for both laboratories have been excluded from the statistics.

1. Acceptable ARD value for field duplicates is >90% of the population being less than 0.3.

2. Acceptable ARD value for preparation duplicates is >90% of the population being less than 0.2.

3. Acceptable ARD value for laboratory duplicates is >90% of the population being less than 0.1.

Precision levels for infill drill core samples submitted to ALS Chemex are lower than desired. The results also are indicative of the highly variable ‘nuggety’ nature of the mineralization that reduces precision levels. Minera Cuzcatlan continues to monitor and attempt to improve the precision of the sampled drill core, however the results indicate the difficulty the variable grades present for grade estimation, particularly for gold.

11.4.4

Quality control measures employed prior to Fortuna

Prior to Fortuna's 2006 drilling campaign no blind control samples were submitted for the 2001 Pan American and 2004/2005 Continuum drilling programs. Pan American assays represent less than one percent of the entire Trinidad assay data and have no material bearing on the Mineral Resource. The Continuum data represents approximately 7 percent of the entire Trinidad assay database.

In order to verify the Continuum results Fortuna submitted 42 samples representing 14 percent of the total assessed samples for re-analysis, consisting of 23 pulp duplicates and 19 field duplicates (quarter core taken of the remaining half). The results were independently reviewed by Resource Modeling Inc. (RMI) who concluded ‘that there was no significant bias between the original Continuum assays and the 42 check assays’ (Lechner & Earnest, 2009). Fortuna agrees with this conclusion.

11.4.5

Conclusions regarding quality control results

Accuracy (SRM submission) and sample contamination/switching (blank submission) for both laboratories is reasonable, with the Cuzcatlan laboratory making some significant improvements in its gold accuracy over the first half of 2013. Precision remains a problem with duplicate results below the expected levels at both ALS Chemex and Cuzcatlan. The precision levels have improved over the year as the operation has worked hard at improving their sampling, preparation and analytical techniques but is still falling short of the target levels. The fact that all three sample types (exploratory core, channels and infill drill core) return lower than expected precision results supports the theory that the style of mineralization is inherently variable and obtaining a large enough sample to counteract this variance is unpractical. The failure to reproduce similar grades in the same sample does mean that there is a slightly higher level of uncertainty in the estimate, particularly for gold, and that some variation between the estimate and reality as reported in the reconciliation should be expected. However there does not appear to be a definitive bias to the results and the variation has been taken into account during Mineral Resource classification.

November 22, 2013	Page 75 of 161

11.5

Opinion on adequacy of sample preparation, security, and analytical procedures

It is the opinion of Fortuna’s Mineral Resource Manager Mr. Eric Chapman (P. Geo.) that the sample preparation, security, and analytical procedures for samples sent to both the ALS Chemex and Cuzcatlan laboratories have been conducted in accordance with acceptable industry standards and that assay results generated following these procedures are suitable for use in Mineral Resource and Mineral Reserve estimation.

The style of mineralization does present problems primarily with precision levels and subsequently some variations between the estimate and reality can be expected, particularly on a local scale. The gold assays are likely to present the biggest variation and the operation must continue to improve the channel sampling process to improve repeatability so as to increase the confidence in the block model estimates and grade control grades.

November 22, 2013	Page 76 of 161

Data Verification

Minera Cuzcatlan staff follows a stringent set of procedures for data storage and validation, performing verification of data on a monthly basis. The operation employs a Database Manager who is responsible for overseeing data entry, verification and database maintenance.

Data used for Mineral Resource estimation are stored in two databases, one stores data relating to the mine (including channel samples) and the other for storage of drilling results (exploration and infill drilling). Both databases are in a SQL database format.

A preliminary validation of the Minera Cuzcatlan databases was performed by Fortuna’s Database Management team in June 2013. The onsite databases have a series of automated import, export, and validation tools to minimize potential errors. Any inconsistencies were corrected during the analysis with the databases being handed over for final review on July 4, 2013.

Both databases were then reviewed and validated by Mr. Eric Chapman, P. Geo. The data verification procedure involved the following

•

Inspection of selected drill core to assess the nature of the mineralization and to confirm geological descriptions.

•

Inspection of geology and mineralization in underground workings of the Trinidad and Bonanza veins.

•

Verification that collar coordinates coincide with underground workings or the topographic surface.

•

Verification that downhole survey bearing and inclination values display consistency.

•

Evaluation of minimum and maximum grade values.

•

Investigation of minimum and maximum sample lengths.

•

Randomly selecting assay data from the databases and comparing the stored grades to the original assay certificates.

•

Assessing for inconsistences in spelling or coding (typographic and case sensitivity errors).

•

Ensuring full data entry and that a specific data type (collar, survey, lithology, and assay) is not missing.

•

Assessing for sample gaps or overlaps.

A small number of inconsistences were noted generally relating to coding (i.e. geological codes entered in both upper and lower case) and mineral proportions being greater than 100 percent. All inconsistencies were subsequently corrected.

Based on the data verification detailed above, Fortuna’s Mineral Resource Manager Mr. Eric Chapman, P. Geo. considers the Minera Cuzcatlan data to be suitable for the estimation of classified Mineral Resources and Mineral Reserves.

November 22, 2013	Page 77 of 161

Mineral Processing and Metallurgical Testing

Initial metallurgical test work to assess the optimum processing methodology for treating ore from the Trinidad deposit was conducted by METCON Research (METCON) in 2009 and reported in the prefeasibility study written by CAM (2010a). The following provides a summary of the metallurgical work conducted and includes comments regarding the most recent studies and findings from the processing plant. The reader is referred to the CAM (2010a) prefeasibility study for a more detailed description of the METCON work.

13.1

Metallurgical tests

The metallurgical study METCON performed was conducted on ten composite samples representing a variety of potential ore types. The test work included the following:

•

Whole Rock Analysis

•

Bond Ball Mill Work Index

•

Grind Calibration

•

Rougher Flotation Test Work with Three Stages of Cleaning

•

Locked Cycle Flotation Test Work

•

Rougher Kinetics Flotation

Relevant additional information obtained since the prefeasibility study in respect to the above test work is detailed below.

13.1.1

Whole rock analysis

The data developed in the whole rock analysis conducted on the variability composite samples showed that (SiO2) quartz is the main gangue mineral and were amenable to gold and silver recoveries by flotation process. The whole rock analysis was based on ten composite samples taken from separate drill holes that provide good spatial representivity.

Minera Cuzcatlan conducted additional whole rock analysis tests on nine separate composites between September 2012 and May 2013. The tests provided similar results to the original ten composites evaluated and confirmed that these were representative of the style of mineralization at the deposit.

13.1.2

Bond ball mill work index

The Bond Ball Mill grindability test is used to determine the work index which is used in conjunction with Bond’s Third Theory of Comminution to calculate net power requirements to grind the ore so that 80 percent passes a specified sieve size. METCON performed the first evaluation in 2009 as part of the prefeasibility study obtaining values ranging between 14.35 and 19.20 kWh/t for the samples assessed. The upper value of 19.20 kWh/t was used for design purposes.

Minera Cuzcatlan conducted additional Bond Work Index (BWI) tests in March, September, and November of 2012, as well as January and July of 2013. In all cases, composite samples were sent to SGS Minerals Services, Durango. Results for this test work are detailed in Table 13.1.

November 22, 2013	Page 78 of 161

Table 13.1 Bond ball mill work index on composite samples conducted since early 2012

Date of test work	Mesh size of grind	Bond Ball Mill Work Index (kWh/t)
March 2012	100	15.5
September 2012	150 (106 microns)	16.0
November 2012	150 (106 microns)	16.3
January 2013	150 (106 microns)	17.2
July 2013	150 (106 microns)	16.3

The results of the more recent test work and experience from the processing plant indicate that the BWI is lower than the plant design and should result in less power being required than was predicted.

13.1.3

Locked cycle flotation

The METCON study also included testing locked cycle flotation using two stages of grind on the composite samples. The conclusions of this study as summarized in the CAM (2010a) pre-feasibility study were as follows:

•

The metallurgical data developed indicate that average concentrate grade of 74 g/t of gold and 6,676 g/t of silver may be produced on the composite sample using a two-stage grind process.

•

Gold and silver average recoveries of approximately 90 percent gold and 88 percent silver may be produced on the composite sample.

•

Iron contained in the precious metal concentrate impacts the precious metal concentrate grade.

•

Further metallurgical testing should be conducted to study pyrite depression on the final precious metal concentrate.

Results obtained from the plant in 2012 and 2013 are detailed in Table 13.2.

Table 13.2 Plant concentrate and recovery values for 2012 and 2013

Composite period	Head Grade		Concentrate grade		Recovery
	Ag (g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (%)	Au (%)
2012	188	1.74	6,284	57.77	87.52	86.79
1st Quarter 2013	184	1.48	5,619	45.16	88.94	88.78
2nd Quarter 2013	199	1.61	6,253	50.41	88.66	88.36
3rd Quarter 2013	184	1.37	5,641	41.76	88.86	88.38

The results obtained from the plant are comparable to those used in the design process.

13.1.4

Thickening and Filtering

A further difference between the plant design and functionality has been in the amount of flocculent required for thickening and filtering process of the tailings and concentrate. The CAM 2010 prefeasibility study had recommended the usage of 40 g/t to 60 g/t of the reagent HychemAF304 for thickening of tailings to achieve solid content of 47 to 51 percent. Minera Cuzcatlan has performed the thickening of tailings using the reagent Magnafloc 336 at the lower concentrations of 15 g/t to 25 g/t and producing tailings with approximately 43 percent solid content, which has reduced blockage of discharge pipes.

November 22, 2013	Page 79 of 161

The reagent HychemAF304 (recommended at 25 g/t to 40 g/t concentrations) was also replaced with Magnafloc 336 (5 g/t to 10 g/t concentrations) for thickening the concentrate with no detrimental effect to the solid content percentage. In this way the plant have made significant cost savings by reducing the quantity of flocculants used in the plant.

Please refer to Section 17 for additional information on the metallurgical recovery of the plant.

November 22, 2013	Page 80 of 161

Mineral Resource Estimates

14.1

Introduction

The following chapter describes in detail the Mineral Resource estimation methodology of the veins at the San Jose mine. The Mineral Resource estimate discussed in this Technical Report relates to the Trinidad deposit located between 1846500N and 1847500N.

14.2

Disclosure

Mineral Resources were prepared by Fortuna under the technical supervision of Eric Chapman (P.Geo.) a Qualified Person as defined in National Instrument 43-101. Mr. Chapman is an employee of Fortuna.

The simulation methodology was peer reviewed by Snowden Mining Industry Consultants (Snowden) in 2012.

Mineral Resources are reported as of July 4, 2013. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

14.2.1

Known issues that materially affect Mineral Resources

Fortuna does not know of any issues that materially affect the Mineral Resource estimates. These conclusions are based on the following:

Environmental

Minera Cuzcatlan is in compliance with Environmental Regulations and Standards set in Mexican Law and has complied with all laws, regulations, norms and standards at every stage of operation of the mine, as detailed in Section 20.

Permitting

Minera Cuzcatlan has represented that permits are in good standing.

Legal

Minera Cuzcatlan has represented that there are no outstanding legal issues; no legal actions, and/or injunctions pending against the project.

Title

Minera Cuzcatlan has represented that the mineral and surface rights have secure title.

Taxation

No known issues.

Socio-economic

Minera Cuzcatlan has represented that the operation has community support from the local town of San Jose del Progreso.

Marketing

No known issues.

Political

Minera Cuzcatlan believes that the current government is supportive of the operation.

November 22, 2013	Page 81 of 161

Other relevant issues

No known issues.

Mining

No known issues.

Metallurgical

Minera Cuzcatlan presently successfully treats ore extracted from the San Jose mine in the onsite processing plant to produce a silver concentrate with gold credits.

Infrastructure

No known issues.

14.3

Assumptions, methods and parameters

The 2013 Mineral Resource estimates were prepared in one of two ways depending on the quantity of sample data available. Domains with sufficient samples to allow variographic analysis including the Bonanza, Trinidad, Fortuna and Stockwork zones were prepared in the following steps:

•

Data validation as performed by Fortuna

•

Data preparation including importation to various software packages

•

Geological interpretation and modeling of mineralization domains

•

Coding of drill hole and channel data within mineralized domains

•

Sample length compositing of both drill holes and channel samples

•

Exploratory data analysis of the key constituents – Ag, Au, and Density

•

Analysis of boundary conditions

•

Declustering of key constituents

•

Analysis of extreme data values of gold grades and application of top cuts

•

Transformation of declustered Ag and Au grades into Normal Score distributions

•

Variogram analysis and modeling of normal score distributed data

•

Conditional simulation of three realizations of the primary veins into a 2 m x 2 m x 2 m grid of nodes

•

Re-blocking of simulations to represent 4 m x 4 m x 4 m SMU blocks

•

Validation of realizations through comparison to input data

•

Conditional simulation of 50 realizations and re-blocking to SMU size blocks

•

Validation of simulation results

•

Estimation of recoverable resources

•

Classification of estimates with respect to CIM guidelines

•

Mineral Resource tabulation and reporting

All other veins that have insufficient sample data to fully establish grade continuity were prepared in the following way:

November 22, 2013	Page 82 of 161

•

Data validation as performed by Fortuna

•

Data preparation including importation to various software packages

•

Geological interpretation and modeling of mineralization domains

•

Coding of drill hole and channel data within mineralized domains

•

Sample length compositing of both drill holes and channel samples

•

Analysis of extreme data values and application of top cuts

•

Exploratory data analysis of the key constituents – Ag, Au, and density

•

Analysis of boundary conditions

•

Grade interpolation of Ag and Au by inverse power of distance (IPD), assignment of density values

•

Validation of grade estimates against input sample data

•

Classification of estimates with respect to CIM guidelines

•

Mineral Resource tabulation and reporting

14.4

Supplied data, data transformations and data validation

Minera Cuzcatlan information used in the 2013 estimation is sourced from two databases, one stores data relating to the mine (including channel samples) and the other for storage of drilling results. Both databases are in a SQL database format.

Supplied data included all information available as of July 4, 2013 and was provided by Minera Cuzcatlan.

14.4.1

Data transformations

All data is stored using the same UTM coordinate system and the same unit convention. Therefore transformations of the supplied drill hole and channel information were not required.

14.4.2

Software

Mineral Resource estimates have relied on several software packages for undertaking modeling, statistical, geostatistical and grade interpolation activities. Wireframe modeling of the mineralized envelopes was performed in Leapfrog version 2.4. Data preparation, block modeling and IPD grade interpolations were performed in Datamine Studio version 3.18.2751. Declustering, statistical and variographic analysis was performed in Supervisor version 8. Normal score transformations, sequential Gaussian simulation, and re-blocking of simulations were performed using the Geostatistical Software Library (GSLIB).

14.4.3

Data preparation

Collar, survey, lithology, and assay data exported from the drill hole database and mine (channels) database provided by Minera Cuzcatlan were imported into Datamine and used to build 3D representations of the drill holes and channels. Assay values at the detection limit were adjusted to half the detection limit. Absent assay values were adjusted to a zero grade. A total of 237 surface drill holes and 25 underground drill holes totaling 92,230.45 m and 7,122 channels totaling 24,449.85 m were available for usage in the San Jose 2013 Mineral Resource estimate. Only a portion of the nearly 117,000 meters of data has been assayed. Table 14.1 details the data by company and sample type.

November 22, 2013	Page 83 of 161

Table 14.1 Data used in 2013 Mineral Resource update

Company	Sample Type	Count	Meters	Percent of Total
Fortuna/Minera Cuzcatlan	Surface Diamond Core	221	80,047.70	69
	UG Diamond Core	25	6,961.55	6
	UG Channel	6,948	23,753.62	20
	Total	7,194	110,762.87	95
Continuum	Surface Diamond Core	13	4369.70	4
	UG Channel	174	696.23	1
	Total	187	5,065.93	4
Pan American Silver	Surface Diamond Core	3	851.50	1
TOTAL	n/a	7,384	116,680.30	100

It should be noted that Fortuna/Minera Cuzcatlan has been responsible for collecting 95 percent of the data.

14.4.4

Data validation

An extensive data validation process was conducted by the Database Management and Mineral Resource groups of Fortuna prior to Mineral Resource estimation with a more detailed description of this process provided in Section 12.

Validation checks were also performed upon importation into Datamine mining software and included searches for overlaps or gaps in sample and geology intervals, inconsistent drill hole identifiers, and missing data. No significant discrepancies were identified.

14.5

Geological interpretation and domaining

The Trinidad area is typical of a low sulfidation epithermal style deposit having formed in a relatively low temperature, shallow crustal environment. Silver-gold mineralization is hosted by hydrothermal breccias, crackle breccias, quartz/carbonate veins and zones of sheeted and stockworked quartz/carbonate veins emplaced along steeply dipping north and north-northwest trending fault structures. The main silver-gold bearing species are Acanthite (Argentite) and electrum. Wall rocks consist of andesitic to dacitic subaerial and subaqueous lava flows of presumed Paleogene age.

Major vein systems recognized in the Trinidad deposit all have a general north to south strike orientation and near vertical dip. Veins in the Trinidad deposit have been divided into two classes according to the extent of exploration.

Primary domains

•

Bonanza, Trinidad, Fortuna., and Stockwork

Secondary domains

•

Paloma, Bonanza HW splay, Trinidad HW splay, and Trinidad FW splay

Mineralized envelopes to domain each vein were constructed in Leapfrog software by the Minera Cuzcatlan mine geology and exploration departments based on the interpretation of the deposit geology and refined using the drill hole, channel and underground mapping information. A 3D perspective of the wireframes representing the primary veins is displayed in Figure 14.1. An oxide domain is not present in the Trinidad deposit.

November 22, 2013	Page 84 of 161

Figure 14.1 3D perspective of Trinidad Deposit showing vein wireframes

N
Paloma
Fortuna
Trinidad
Bonanza
Bonanza HW
Scale in meters
0
250

All domains

N
Paloma
Fortuna
Trinidad
Trinidad HW
Bonanza HW
Stockwork
Scale in meters
0
250

Bonanza vein filtered out

November 22, 2013	Page 85 of 161

14.6

Exploratory data analysis

14.6.1

Compositing of assay intervals

Compositing of sample lengths was undertaken so that the samples used in statistical analyses and estimations have similar support (i.e., length). Minera Cuzcatlan sample drill holes and channels at varying interval lengths depending on the length of intersected geological features and the true thickness of the vein structure. Sample lengths were examined for each vein. The vast majority of samples (>95 percent) were sampled on lengths less than two meters as demonstrated in Figure 14.2.

Figure 14.2 Length of samples assayed

Based on the average sampling length and the selective mining unit a two meter composite was chosen as suitable for all veins.

The Datamine COMPDH downhole compositing process was used to composite the samples within the estimation domains (i.e. composites do not cross over the mineralized domain boundaries). The COMPDH parameter MODE was set to a value of 1 to allow adjusting of the composite length while keeping it as close as possible to the composite interval; so as to minimize sample loss. The composited and raw sample data were compared to ensure no sample length loss or metal loss had occurred.

This methodology results in a variance in the composite length distributed around the two meter composite interval. To ensure a bias is not present due to the variance in composite length a comparison of silver and gold grades to composite length was conducted and no relationship determined to be present.

November 22, 2013	Page 86 of 161

14.6.2

Statistical analysis of composites

Exploratory data analysis was performed on composites identified in each geological vein (Table14.2). Statistical and graphical analysis (including histograms, probability plots, scatter plots) were investigated for each vein to assess if additional sub-domaining was required to achieve stationarity.

Table 14.2 Univariate statistics of undeclustered drill hole and channel composites by vein

Vein	Grade	Count	Minimum	Maximum	Mean	SD	CV
Bonanza	Ag (g/t)	7,627	0.0	9,544	193	346	1.8
	Au (g/t)	7,627	0.0	123.40	2.09	4.45	2.4
Trinidad	Ag (g/t)	3,481	0.0	8,765	155	309	2.0
	Au (g/t)	3,481	0.0	86.66	1.09	2.57	2.4
Stockwork	Ag (g/t)	1,163	0.0	4,040	152	337	2.2
	Au (g/t)	1,163	0.0	41.93	1.27	2.93	2.3
Fortuna	Ag (g/t)	489	0.0	1,489	126	196	1.6
	Au (g/t)	489	0.0	21.00	1.09	1.86	1.7
Paloma	Ag (g/t)	254	0.0	5,350	221	516	2.3
	Au (g/t)	254	0.0	57.60	2.45	6.28	2.6
Bonanza HW splay	Ag (g/t)	43	0.0	1,219	119	229	1.9
	Au (g/t)	43	0.0	16.47	1.25	2.83	2.3
Trinidad HW splay	Ag (g/t)	103	0.0	679	70	92	1.3
	Au (g/t)	103	0.0	6.66	0.69	0.85	1.2
Trinidad FW splay	Ag (g/t)	217	0.25	2,010	85	169	2.0
	Au (g/t)	217	0.01	8.50	0.38	0.76	2.0

14.6.3

Sub-domaining

Exploratory data analysis of the composites indicated that sub-domaining was not required beyond the domaining described above.

14.6.4

Extreme value treatment

The treatment of extreme values is not required in the process of conditional simulation. However reconciliation results for gold grades in the Trinidad and Bonanza veins indicate over-estimation; to counteract this composites used for the simulation of grades in these veins were top cut.

Veins that have insufficient composites to allow variogram modeling (secondary veins) have been estimated using inverse power of distance (IPD) and treatment of extreme values has been considered in these cases.

Top cuts of extreme grade values prevent over-estimation in domains due to disproportionately high grade samples. Whenever the domain contains an extreme grade value, this extreme grade will overly influence the estimated grade.

If the extreme values are supported by surrounding data, are a valid part of the sample population, and are not considered to pose a risk to estimation quality, then they can be left untreated. If the extreme values are considered a valid part of the population but are considered to pose a risk for estimation quality (e.g., because they are poorly supported by neighboring values), they should be top cut. Top cutting is the practice of resetting all values above a certain threshold value to the threshold value.

November 22, 2013	Page 87 of 161

Fortuna examined the grades of all metals to be estimated (Ag and Au) to identify the presence and nature of extreme grade values. This was done by examining the sample histogram, log histogram, log-probability plot, and by examining the spatial location of extreme values. Many of the veins have insufficient composites to allow a confident determination of top cut thresholds. In these cases a threshold has been applied that relates to associated vein structures. Top cut thresholds were determined by examination of the same statistical plots and by examination of the effect of top cuts on the mean, variance, and coefficient of variation (CV) of the sample data. Top cut thresholds used for each vein are shown in Table 14.3.

Table 14.3 Top cut thresholds by vein

Vein	Grade	Top cut Threshold (g/t)	Original Mean (g/t)	Top cut Mean (g/t)	Difference (%)
Bonanza	Ag	n/a	-	-	-
	Au	30	2.09	2.03	-3
Trinidad	Ag	n/a	-	-	-
	Au	20	1.09	1.06	-3
Stockwork	Ag	n/a	-	-	-
	Au	n/a	-	-	-
Fortuna	Ag	n/a	-	-	-
	Au	n/a	-	-	-
Paloma	Ag	3,000	221	212	-4
	Au	40	2.45	2.37	-3
Bonanza HW splay	Ag	1,000	119	114	-4
	Au	10	1.25	1.10	-12
Trinidad HW splay	Ag	1,000	70	70	0
	Au	10	0.69	0.69	0
Trinidad FW	Ag	2,000	85	85	0
	Au	10	0.38	0.38	0

14.6.5

Boundary conditions

Boundary conditions at San Jose are known to be abrupt with underground workings identifying a sharp contact between the mineralized vein structure and the host rock in the majority of cases in all veins. Subsequently domain boundaries were treated as hard boundaries. Only samples coded within a vein were used to simulate or estimate grades within that vein, to prevent smearing of high grade samples in the vein into the low grade host rock, and vice versa.

14.6.6

Sample type comparison

A comparison between drill hole and channel sample types was conducted to assess if any bias exists between the two sampling techniques. Areas in the Trinidad and Bonanza veins were chosen that displayed a similar spatial coverage for both channel and drill hole samples.

November 22, 2013	Page 88 of 161

Statistical results including probability-probability and quantile-quantile plots were examined. Results showed a bias with grades from channel samples reporting higher values than those from drill hole samples. However the difference is likely to be partially due to the preferential sampling in the mineralized domain and was determined to be not significant enough to warrant the removal of all channel samples from the estimation process.

It was decided that both sample types were required to provide the best assessment of the deposit with reconciliation results supporting the usage of channels and drill holes.

14.7

Conditional simulation of primary veins

Simulation, as stated by Sinclair and Blackwell (2002), ‘involves an attempt to create an array of values that has the same statistical and spatial characteristics as the true grades; however, values are generated on a much more local scale than that for which true grade information is available.’ If the simulated data, which reproduces the variance of the input data, both in a Univariate sense (histogram models) and spatially (variogram models), honors the known sample points the technique is conditional simulation, as first described by Journel (1974). The simulation is not an estimate but a set of values that have the same general statistical character of the original data. A simulation approach will reflect local grade variations, as simulated arrays of values are constructed to vary on the same scale as the true variations of sample grades, whereas most estimation methods, such as kriging, will smooth the spatial distribution of grade and lower the variance compared to the true block values (Ravenscroft, 1992).

The simulation produces values (i.e. grades) at the nodes of an extremely fine grid such that the character of the simulated deposit or domain is almost perfectly known by a large set of punctual values. The geostatistical simulation generates an equal probable image of the reality. Simulation is then repeated, (e.g. 50 times) resulting in a different set of values (realizations) for the grid nodes each time. The sequence of nodes to be simulated is random, incorporating the samples within a specified search ellipse and the input model, to generate the new grid. The random sequence of points ensures that each realization is unique while adhering to the same input models. Accuracy of the realizations is dependent on the methodology used and quality of data provided. Kriging will only provide an average estimation whereas the realizations of the simulation when combined will approximate the kriged estimate.

Sequential Gaussian Simulation (SGS) was chosen for simulating the silver and gold grades of the Bonanza, Trinidad, and Fortuna veins. These represent the most important vein structures at the San Jose operation and where all mining is presently focused.

By simulating grades into a fine grid of nodes and re-blocking to the selective mining unit (SMU) conditional bias is eliminated and recoverable resources can be reported at the SMU scale. This methodology is designed to reduce the effect of localized over-smoothing of grades and provide a superior comparison between the resource model and what is recovered underground during grade control.

14.7.1

Data declustering

Descriptive statistics of sample populations within a domain may be biased by clustering of sample data. This is a particular problem if the data is being used for simulation as the realizations generated reproduce the grade distribution of the input data. If this distribution is biased due to clustering so will the realizations generated during simulation. To reduce bias caused by clustering of sample data, Fortuna declustered the input sample data using a grid system that applies weights inversely proportional to the number of composites in a grid square. A range of grid sizes were tested for each vein to establish the size that provides the most unbiased grade distribution. This is determined by increasing the grid size along strike and down dip until any change in mean grade stabilizes. Grid sizes used for declustering each vein are shown in Table 14.4.

November 22, 2013	Page 89 of 161

Table 14.4 Grid size for declustering

Vein	Grid size (Y and Z directions)	Grade	Original Mean	Declustered Mean	Diff. (%)
Bonanza	35 m x 30 m	Ag (g/t)	193	171	-11
		Au (g/t)	2.03	1.61	-21
Trinidad	25 m x 25 m	Ag (g/t)	155	132	-15
		Au (g/t)	1.06	0.90	-15
Stockwork	45 m x 35 m	Ag (g/t)	152	153	+1
		Au (g/t)	1.27	1.30	+2
Fortuna	20 m x 40 m	Ag (g/t)	126	148	+17
		Au (g/t)	1.09	1.25	+15

The declustering weights applied result in an adjustment in the grade distribution for each vein as displayed in Figure 14.3.

Figure 14.3 Grade distributions of declustered grades by vein

Bonanza Vein

Log Histogram for Ag (g/t)
Points: 7627
Weights: 7627 (AG_GT_DeclWght)
Mean: 171.1
Std Dev: 325.7
Variance: 106109
CV: 1.903
Skewness: 6.141
Kurtosis: 63.56
Geom Mean: 57.3
Log-Est Mean: 259.0
Maximum: 9543.9
75%: 187.5
50% (median): 72.2
25%: 20.7
Minimum: 0.0
Weighted Frequency (% of 7627)
Ag (g/t)

Log Histogram for Ag (g/t)

Log Histogram for Au (g/t)
Points: 7627
Weights: 7627 (AU_GT_DeclWght)
Mean: 1.61
Std Dev: 3.11
Variance: 9.684
CV: 1.928
Skewness: 4.638
Kurtosis: 27.63
Geom Mean: 0.55
Log-Est Mean: 1.97
Maximum: 30.00 (29 cut)
75%: 1.54
50% (median): 0.60
25%: 0.22
Minimum: 0.00
Weighted Frequency (% of 7627)
Au (g/t)

Log Histogram for Au (g/t)

November 22, 2013	Page 90 of 161

Trinidad Vein

Log Histogram for Ag (g/t)
Points: 3481
Weights: 3481 (AG_GT_DeclWght)
Mean: 131.6
Std Dev: 300.5
Variance: 90328
CV: 2.284
Skewness: 9.812
Kurtosis: 184.5
Geom Mean: 37.4
Log-Est Mean: 177.1
Maximum: 8765.4
75%: 127.1
50% (median): 46.1
25%: 8.8
Minimum: 0.0
Weighted Frequency (% of 3481)
Ag (g/t)

Log Histogram for Ag (g/t)

Log Histogram for Au (g/t)
Points: 3481
Weights: 3481 (AU_GT_DeclWght)
Mean: 0.90
Std Dev: 1.92
Variance: 3.694
CV: 2.136
Skewness: 5.391
Kurtosis: 37.05
Geom Mean: 0.30
Log-Est Mean: 1.00
Maximum: 20.00 (6 cut)
75%: 0.86
50% (median): 0.31
25%: 0.10
Minimum: 0.00
Weighted Frequency (% of 3481)
Au (g/t)

Log Histogram for Au (g/t)

Stockwork

Log Histogram for Ag (g/t)
Points: 1163
Weights: 1163 (AG_GT_DeclWght)
Mean: 152.7
Std Dev: 320.8
Variance: 102936
CV: 2.101
Skewness: 6.068
Kurtosis: 52.64
Geom Mean: 47.7
Log-Est Mean: 181.3
Maximum: 4039.9
75%: 149.7
50% (median): 55.7
25%: 13.1
Minimum: 0.0
Weighted Frequency (% of 1163)
Ag (g/t)

Log Histogram for Ag (g/t)

Log Histogram for Au (g/t)
Points: 1163
Weights: 1163 (AU_GT_DeclWght)
Mean: 1.30
Std Dev: 2.87
Variance: 8.236
CV: 2.2
Skewness: 6.884
Kurtosis: 71.43
Geom Mean: 0.40
Log-Est Mean: 1.46
Maximum: 41.93
75%: 1.23
50% (median): 0.43
25%: 0.12
Minimum: 0.00
Weighted Frequency (% of 1163)
Au (g/t)

Log Histogram for Au (g/t)

November 22, 2013	Page 91 of 161

Fortuna Vein

Log Histogram for Ag (g/t)
Points: 489
Weights: 489 (AG_GT_DeclWght)
Mean: 147.8
Std Dev: 207.9
Variance: 43219
CV: 1.407
Skewness: 2.902
Kurtosis: 10.02
Geom Mean: 63.2
Log-Est Mean: 176.6
Maximum: 1488.8
75%: 183.0
50% (median): 67.0
25%: 21.1
Minimum: 0.0
Weighted Frequency (% of 489.0)
0
2
4
6
8
10
12
14
16
0.001
0.01
0.1
1
10
100
1000
Ag (g/t)

Log Histogram for Ag (g/t)

Log Histogram for Au (g/t)
Points: 489
Weights: 489 (AU_GT_DeclWght)
Mean: 1.25
Std Dev: 1.94
Variance: 3.749
CV: 1.548
Skewness: 3.569
Kurtosis: 18.61
Geom Mean: 0.56
Log-Est Mean: 1.31
Maximum: 21.00
75%: 1.39
50% (median): 0.53
25%: 0.24
Minimum: 0.00
Weighted Frequency (% of 489.0)
0
2
4
6
8
10
12
14
16
18
0.001
0.01
0.1
1
10
Au (g/t)

Log Histogram for Au (g/t)

14.7.2

Grade correlation

It is important that the relationship between constituents is maintained in each of the realizations produced during simulation. Subsequently the correlation between gold and silver grades has been investigated for each vein (Table 14.5).

Table 14.5 Correlation coefficients of gold and silver grades by vein

Vein	Correlation coefficient
Bonanza	0.76
Trinidad	0.79
Stockwork	0.89
Fortuna	0.86

A strong positive correlation exists between gold and silver composite grades in each of the primary domains. The correlation statistics are reinforced by examining scatterplots of Ag and Au grades for the different veins where a strong positive relationship is displayed (Figure 14.4). The numerous values at 2.5 g/t Ag and 0.025 g/t Au are primarily due to samples being set to half the detection limit or occasionally absent grades being set to half the detection limit. These represent a small proportion of the overall composite numbers (<1 percent) and are not regarded as problematic.

November 22, 2013	Page 92 of 161

It is expected that similar correlation coefficients and positive grade relationships are present in the realizations to ensure reasonable silver equivalent grades are estimated. These correlations have been tested as part of the validation process as described in Section 14.7.10.

November 22, 2013	Page 93 of 161

14.7.3

Normal score transformation

Normal Score transformation is the process of transforming data that does not conform to a Gaussian distribution by using hermite polynomials. A Gaussian model is generated so that SGS can be performed successfully. Sample data is then back transformed to recreate the original distribution once the conditional simulation has been completed. The declustered weights are taken into account during this process to ensure the input and output grade distributions are unbiased. The process is demonstrated by Figure 14.5, which displays the silver distribution within the Bonanza vein before and after normal score transformation. The normal score transformation was performed using the NSCORE process in GSLIB.

Figure 14.5 Grade distributions of declustered and normal score transformed grades in the Bonanza vein

Points: 7627
Weights: 7627 (AG_GT_DeclWght)
Mean: 171.1
Std Dev: 325.7
Variance: 106109
CV: 1.903
Skewness: 6.141
Kurtosis: 63.56
Geom Mean: 57.3
Log-Est Mean: 259.0
Maximum: 9543.9
75%: 187.5
50% (median): 72.2
25%: 20.7
Minimum: 0.0
Weighted Frequency (% of 7627)
Ag (g/t)
0
2
4
6
8
10
12
0.001
0.01
0.1
1
10
100
1000

Log Histogram for Ag (g/t)

Points: 7627
Weights: 7627 (DCW)
Mean: 0.00
Std Dev: 1.00
Variance: 1
CV: 26187
Skewness: 0.00158
Kurtosis: -0.0106
Geom Mean: 0.53
Log-Est Mean: 0.99
Maximum: 4.20
75%: 0.67
50% (median): 0.00
25%: -0.68
Minimum: -3.44
Weighted Frequency (% of 7627)
Normal Score value
0
1
2
3
4
5
6
7
8
9
10
-3
-2
-1
0
1
2
3
4

Histogram for Normal Score transformed Ag (g/t)

Once the data has been successfully transformed into a Gaussian distribution the normal score values spatial continuity is modeled to ensure this is also reproduced in the simulated realizations.

14.7.4

Continuity analysis

Continuity analysis refers to the analysis of the spatial correlation between sample pairs to determine the major axis of spatial continuity.

Horizontal, across strike, and down dip continuity maps were examined (and their underlying variograms) for Ag and Au to determine the directions of greatest and least continuity. As each vein has a distinct strike and dip direction analysis was only required to ascertain if a plunge direction was present.

November 22, 2013	Page 94 of 161

Continuity maps of the dip plane were examined to ascertain if a plunge was present in any of the veins. An example of the continuity map is displayed in Figure 14.6 (the lower the value the better the continuity with values greater than one representing no continuity) The presence of a distinctive plunge in the grade continuity could not be established for any of the veins and therefore variograms were modeled along strike and down dip.

Figure 14.6 Continuity map of normal score Ag values for the Bonanza vein dip plane

14.7.5

Variogram modeling

The next step is to model the variograms for the major, semi-major, and minor axes. This exercise creates a mathematical model of the spatial variance that can be used by the SGS algorithm. The most important aspects of the variogram model are the nugget and the short range characteristics. These aspects have the most influence on the simulation of grade.

The nugget effect is the variance between sample pairs at the same location (zero distance). Nugget effect contains components of inherent variability, sampling error, and analytical error. A high nugget effect implies that there is a high degree of randomness in the sample grades (i.e., samples taken even at the same location can have very different grades). The best technique for determining the nugget effect is to examine the downhole variogram calculated with lags equal to the composite length.

November 22, 2013	Page 95 of 161

After determining the nugget effect, the next step is to model directional variograms in the three principal directions based on the directions chosen from the continuity maps (Figure 14.7). It was not always possible to produce a variogram for the minor axes, and in these cases the ranges for the minor axes were taken from the downhole variograms, which have a similar orientation (perpendicular to the vein) as the minor axes.

Figure 14.7 Modeled variograms for normal score Ag grades in the Bonanza vein

Variogram parameters for each vein are detailed in Table 14.6. Continuity analysis and variogram modelling were conducted in Supervisor version 8.

November 22, 2013	Page 96 of 161

Table 14.6 Variogram model parameters

Vein	Metal	Major axis orientation	C0§	C1§	Ranges (m)†	C2§	Ranges (m)†	C3§	Ranges (m)†
Bonanza	Ag	00° → 160°	0.37	0.17	20,9,4	0.46	47,32,36
	Au	00° → 160°	0.37	0.17	20,9,4	0.46	34,26,25
Trinidad	Ag	00° → 170°	0.14	0.26	6,12,2	0.25	31,35,9	0.35	400,115,51
	Au	00° → 170°	0.14	0.26	6,4,2	0.25	18,18,7	0.35	84,60,23
Stockwork	Ag	00° → 160°	0.24	0.35	37,28,11	0.41	70,38,26
	Au	00° → 160°	0.24	0.31	30,25,11	0.45	65,38,33
Fortuna	Ag	00° → 170°	0.35	0.35	7,17,3	0.30	28,20,5
	Au	00° → 170°	0.38	0.10	5,40,5	0.20	21,42,6	0.32	100,47,7
Note: § variances have been normalised to a total of one; † ranges for major, semi-major, and minor axes, respectively; structures are modelled with a spherical model

14.7.6

Opinion on the quality of the modeled variograms

Modeling of variograms can be somewhat of a subjective process depending on the quality of the experimental variograms. Confidence in the modeled variograms for the Bonanza, Trinidad and Stockwork domains is high due to the clearly defined continuity displayed by the experimental variograms. The confidence is lower for the Fortuna vein due to the low composite numbers resulting in poor experimental variograms. However the majority of the Fortuna vein has already been extracted and does not represent a significant component of the San Jose Mineral Resource

14.7.7

Selective mining unit

The ultimate purpose of the simulation process is to estimate the tonnes and grade of recoverable resource in accordance with the mining methods employed at the operation. Subsequently an appropriate selective mining unit (SMU) has been chosen based on reconciliation results and the equipment used for extraction underground. An appropriate SMU has been determined to be 4 m x 4 m x 4 m. The 4 m width and height of the block corresponds to the typical equipment size. The block size represents the volume of material (64 m3) upon which a decision of ore or waste is typically made.

Block model parameters used for compiling the finalized Trinidad deposit model containing all vein information is detailed in Table 14.7.

Table 14.7 Block model parameters

Direction	Model Origin	Size of Block	No. of blocks
Easting	745000	4	100
Northing	1846000	4	375
Elevation	900	4	166

The veins’ geometry has also been considered in the block modeling process. The narrow and undulating nature of the vein means that the entire block is often not spatially located within the vein wireframe. Subsequently a proportion of the block can be regarded as being vein material and a proportion as waste (outside the vein wireframe). So as to ensure the volumes are accurately represented a field has been stored in the block model detailing the proportion of the block that is considered as vein material. A volume comparison between the wireframe and the block model proportions was conducted to validate the process. This proportion has been used when estimating recoverable resources.

November 22, 2013	Page 97 of 161

14.7.8

Node spacing

To ensure representative grade variability at the SMU scale sufficient nodes must be simulated within each block. The optimum SMU size was determined to be 4 m x 4 m x 4 m based on the mining equipment size and reconciliation results. The node spacing for simulation was set at 2 m x 2 m x 2 m. This ensures that 8 nodes represent each SMU block. Fortuna regards this as being sufficient to represent the grade variability when the 8 nodes are averaged to estimate the grade of the SMU.

In the case of the Bonanza and Trinidad veins the total number of nodes required to simulate the entire vein exceeds the maximum that can be processed by the program so the vein was subdivided and simulated separately then combined post-simulation. The Bonanza vein was split into three parts based on northing coordinates (south <1846804N, mid >1846806N <1847164N, and north>1847164N) with channels and drill hole samples selected within 100 meters of the partition to prevent an edge effect. The Trinidad vein was split into two parts also based on northing coordinates (south <1846996, north >1846996) with the same 100 meter buffer zone utilized.

14.7.9

Sequential Gaussian Simulation

Sequential Gaussian Simulation (SGS) was run using the SGSIM process of GSLIB. SGS is performed using the following steps: -

1)

The node grid, normal score sample data and variography are input into the SGSIM process. Search neighborhoods were set to match the orientation and distances as modeled in the variograms (Table 14.6).

2)

A random path is set up so each node is visited once.

3)

The first node is kriged using simple kriging based on the sample data within the specified search ellipse.

4)

A Cumulative Distribution Frequency (CDF) is generated for the node using the estimated mean and kriging variance. SGS kriges using Gaussian data which has a symmetrical distribution, subsequently the estimated mean approximates the mean of the normal distribution and the kriging variance approximates the variance of the normal distribution.

5)

A value is randomly sampled from the CDF using a Monte Carlo simulation and assigned to the node.

6)

The process then moves to the next node and is repeated, using the original sample data and the previously simulated nodes.

7)

This is repeated until all nodes have been simulated.

8)

Once all nodes are simulated the process begins again with a new random path to produce successive realizations. All are different and all are equi-probable.

The variability that is incorporated in the simulations depends on the spread of the CDF (step 4). In SGS this is a factor of the kriging variance and hence is a factor of the variogram and the data spacing. SGS assumes strict stationarity in the data as it uses simple kriging. This means that the mean and variance should be consistent across a domain.

November 22, 2013	Page 98 of 161

Upon completion of the SGS process the simulated node values are back-transformed from a Gaussian distribution to the original grade distribution using the BACKTR program from GSLIB.

14.7.10

Simulation validation

All simulations need to be validated prior to post processing. Validation steps included the following:

•

Visual validation: Visual comparison of the simulated models with the input data to ensure sensible orientations of continuity and sensible grade distributions.

•

Variogram reproduction: Variograms generated using the simulated results were examined to ensure they honored the input variograms. The San Jose simulations have large numbers of nodes and it is impractical to calculate variograms from the full node set. As an alternative a selection of 10,000 random nodes was performed for a realization and variograms generated from this data (Figure 14.8).

Figure 14.8 Experimental grade continuity from simulated silver grades of the Bonanza vein compared to modeled variograms from input composite grades

NormalScores Variogram for SIMAG2
Hole Direction: 00-->000
Sph(0.46, 31)
Sph(0.17, 5)
N(0.37)
Lag 3
Gamma (1.000)
Pair Counts
Sample Separation (m)
NormalScores Variogram for SIMAG2
Direction 1: -80-->070
Sph(0.46, 32)
Sph(0.17, 9)
N(0.37)
Lag 6
Gamma (1.000)
Pair Counts
Sample Separation (m)
NormalScores Variogram for SIMAG2
Direction 2: 00-->340
Sph(0.46, 47)
Sph(0.17, 20)
N(0.37)
Lag 4
Gamma (1.000)
Pair Counts
Sample Separation (m)
NormalScores Variogram for SIMAG2
Direction 3: 10-->070
Sph(0.46, 36)
Sph(0.17, 4)
N(0.37)
Lag 11
Gamma (1.000)
Pair Counts
Sample Separation (m)

November 22, 2013	Page 99 of 161

•

Quantile-Quantile (QQ) plots: Comparison of the statistical distributions of the simulations against the input data. Each simulation should reproduce the input declustered data distribution and hence the QQ plots were checked to ensure they displayed an approximate 1:1 relationship (Figure 14.9).

Figure 14.9 Quantile-Quantile plot of simulated silver grades versus input composite silver grades for the Bonanza vein

•

Correlation reproduction: Correlation statistics between silver and gold grades were checked to ensure the relationship between elements of interest were maintained. Additionally, cross- variograms were generated to ensure a similar spatial relationship in correlation continuity as that of the input data.

•

Grade distribution: The grade distribution of each simulation was compared to the original grade distribution of the input data through histograms.

Initially only three realizations were generated for silver and gold for each primary vein. These realizations were validated and alterations were made to the minimum/maximum number of composites and search ellipse neighborhoods to optimize the simulations. The following stipulations were used to simulate each node.

•

Minimum of two composites.

•

Maximum of twelve composites.

•

Maximum of eight simulated nodes.

November 22, 2013	Page 100 of 161

Upon validation of the preliminary realizations the SGSIM process was re-run but with an output of 50 realizations. These realizations were also validated using the above steps.

Validation checks suggested that the simulations were slightly over-smoothing the grade variability and this is by design to take into account misclassification of blocks during mining. A slightly conservative approach to the grade simulation was regarded as reasonable.

14.7.11

Re-blocking

Re-blocking of the nodes smooth’s the results, taking into account the volume variance effect and the required change of support to move from point support to block support. Each realization has been re-blocked by averaging the 8 nodes to provide grades at the 4 m x 4 m x 4 m SMU block size. The re-blocking process was performed using the BLKAVG program in GSLIB. The corresponding simulated SMU grades were exported from GSLIB and imported into Datamine Studio for post-processing and validation. The simulations were ranked according to the mean grade and the 5th, 50th and 95th percentile re-blocked simulations were compared to a theoretical Global Change of Support (GCOS) generated with the input data and variography using the Simplified Global Change of Support (SGCOS) executable from GSLIB (Figure 14.10).

Figure 14.10 Grade tonnage curves of silver comparing selected simulations to a theoretical GCOS for SMU’s in the Bonanza vein

Grade tonnage curves
Labels show
cut-off in Ag (g/t)
Ag g/t
Tonnes
0
100
200
300
400
500
600
700
800
0
2,000,000
4,000,000
6,000,000
8,000,000
10,000,000
12,000,000
14,000,000
300
275
250
225
200
175
150
125
100
75
50
25
0
GCOS-Point
GCOS - SMU
SGS - ETYPE - SMU
SGS14LOW - SMU
SGS42MEDIAN - SMU
SGS11HIGH - SMU

November 22, 2013	Page 101 of 161

The grade tonnage curves confirmed that the simulations were slightly over smoothing the grade variability as per design to take into account misclassification and internal dilution between blocks. The conservative results were regarded as acceptable and more likely to represent reality during grade control.

14.7.12

Recoverable resources

Re-blocking provides 50 validated realizations representing each of the primary veins at the SMU block scale. Each one of these 50 realizations is equi-probable and each can be considered as equally incorrect at representing the deposit at the local (SMU) scale. To provide a better estimate of the grade trends and the Mineral Resource all 50 realizations must be considered at the same time. Taking the average of all simulations would over-smooth the result and produce a result similar to kriged estimation. Instead the recoverable resource has been estimated.

To estimate the recoverable resource, simulations are post processed to report the probability of each SMU being above a cut-off grade and what the grade is above that cut-off. This involves calculating the percentage of simulations above a series of cut-off grades to give the probability, then calculating the average grade of those simulations which are above the specified cut-off (Journel and Kyriakidis, 2004).

As the cut-off is reported using a silver equivalent grade simulated grades for gold and silver have been combined for each of the 50 realizations using the below formulae based on long term metal prices (CAM, 2013) and actual plant recoveries observed over the previous 12 months.

Ag Eq. (g/t) = Ag (g/t) + (Au (g/t)*((1391.63/25.14)*(89/89))) or

Ag Eq. (g/t) = Ag (g/t) + Au (g/t)*55.36

Care was taken to match corresponding realizations (i.e. realization 1 of silver was combined with realization 1 of gold to produce Ag Eq realization 1) to ensure the strong positive correlation was maintained when calculating the silver equivalent grades.

Tonnes and grade of the recoverable resource have been estimated for a range of Ag Eq. (g/t) cut-off grades to effectively provide a grade tonnage curve at the SMU scale. To validate the recoverable resource estimate the result was compared to selected individual realizations to ensure the grade variability was maintained. To do this, individual realizations were ranked based on the mean Ag Eq. (g/t) grade at a 70 g/t Ag Eq. cut-off grade. The realizations ranked at the 5th, 50th and 95th percentiles were selected and grade tonnage curves calculated for each of these three realizations and compared to the recoverable resource for each vein.

The recoverable resource grade tonnage curve displayed a similar result as the 50th percentile realization (Figure 14.11). This is to be expected and indicates that the recoverable resource is providing a reasonable evaluation of the tonnes and grade at a range of Ag Eq. (g/t) cut-off grades.

The recoverable resource results have been combined with the block model detailing the proportion of the block that is vein material (Section 14.7.7). Blocks that have been mined or are regarded as being sterilized or inaccessible have also been removed to allow for the finalized evaluation of the Mineral Resource in the primary veins.

November 22, 2013	Page 102 of 161

Figure 14.11 Grade tonnage curves of the recoverable resource and selected realizations for silver equivalent grades in the Bonanza vein

Grade tonnage curves
SGS 5% C.I. - SIM49
SGS 50% C.I. - SIM28
SGS 95% C.I. - SIM41
Recoverable Resource
Mean Ag Eq (g/t) at denoted Ag Eq (g/t) cut-off grade
Tonnes at denoted Ag Eq (g/t) cut-off grade
0
100
200
300
400
500
600
1,000,000
2,000,000
3,000,000
4,000,000
5,000,000
6,000,000
250
225
200
175
150
125
100
75
50
25
0

With the evaluation of the primary veins completed an estimation of the secondary veins was conducted.

14.8

Grade estimation of secondary veins

Veins that had insufficient samples for meaningful variographic analysis included the Paloma vein, Bonanza HW splay, Trinidad HW splay, and Trinidad FW splay. These collectively are referred to as the secondary veins.

Estimation of the secondary veins was performed using inverse power of distance (IPD) employing a power of three, based on test work conducted in a previous resource estimate (Lechner and Earnest, 2009).

November 22, 2013	Page 103 of 161

The sample data and the blocks were categorized into their mineralized domains for the estimation (Section 14.5). The sample data were composited (Section 14.6.1) and, where necessary, top cut (Section 14.6.4) prior to estimation. Block size selection matched that used in the simulations, corresponding to the SMU size of 4 m x 4 m x 4 m. Each block is discretized (an array of points to ensure grade variability is represented within the block) into 2 points along strike by 2 points down dip by 2 points across strike and grade interpolated into parent cells (Datamine ESTIMA parameter PARENT=1). Search neighborhoods used for estimation were as follows:

•

A search range of approximately 25 m to 30 m along strike and down dip and 10 m across the vein.

•

A minimum of 3 composites per estimate.

•

A maximum of 6 composites per estimate.

The search ellipsoid used to define the extents of the search neighborhood has the same orientation as the vein being estimated.

Distances used were designed to match the configuration of the drill hole data (i.e., areas of sparse drilling have larger ellipses than more densely drilled or sampled areas). This was achieved by using a dynamic search ellipsoid where a second search equal to two times the original was used wherever the first search did not encounter enough samples to perform an estimate; if enough samples were still not encountered, a third search equal to six times the original range and requiring one composite was used. If the minimum number of samples required will still not encountered, no estimate was made.

14.8.1

 Estimation validation

Validation of the silver and gold grade estimates of the secondary veins was undertaken using the following methods:

•

Global comparison of the estimated grades with a polygonal estimate.

•

Local comparison of the estimated grades with the input data.

•

A visual comparison of the estimated models with the input data to ensure sensible orientations of continuity and sensible grade distributions.

14.9

Density

There have been a total of 1,197 density measurements taken by Minera Cuzcatlan of drill core as of July 4, 2013. A total of 111 density measurements were also taken from underground workings over the last six months but the results differ significantly from those observed in the drill core and have been discarded at this time due to suspicion of preferential sampling. Due to the insufficient spatial coverage of density measurements estimation was regarded as being inappropriate.

Drill core samples used to determine density have been taken of both vein and non-vein material. Samples of vein material are dominated by measurements taken from the Bonanza, Trinidad, and Stockwork zones, comprising 614 of the 638 total.

Results of the density measurement analysis are detailed in Table 14.8 and Figure 14.12.

Table 14.8 Density statistics by vein

Material	No. of samples	Mean (t/m3)	Minimum	Maximum	Std Dev
Vein	638	2.62	1.97	2.97	0.08
Non-vein	559	2.60	2.32	2.89	0.07
Total	1,197	2.61	1.97	2.97	0.07

November 22, 2013	Page 104 of 161

Based on the above statistics and reconciliation results it was decided that the density of mineralized material be set at 2.62 g/cm3 until additional density measurements are collected.

Figure 14.12 Histograms of density measurements

November 22, 2013	Page 105 of 161

14.10

Mineral Resource reconciliation

The ultimate validation of the block model is to compare actual grades to predicted grades using the established estimation parameters. Cuzcatlan has run a comparison of the estimation against mineral in-situ figures (SMU blocks estimated as being above cut-off grade during extraction) from January 1, 2013 to June 30, 2013 as part of its ongoing reconciliation program. An internal dilution factor of 6 percent is applied to the mineral in-situ grades to ensure the results are comparable as this was factored into the resource model. The results of this evaluation are displayed in Table 14.9.

Table 14.9 Reconciliation of the Mineral Resource estimate against Production

Production			Block Model			Difference
Tonnes	Ag (g/t)	Au (g/t)	Tonnes	Ag (g/t)	Au (g/t)	Tonnes	Ag	Au
198,081	190	1.71	198,991	184	1.92	0%	3%	-11%

Comparison of the production against the block model indicates the parameters used in the estimation process are reasonable with a difference of less than 5 percent for tonnes and silver grades. The difference in gold grade is greater with production reporting 11 percent lower grades than estimated in the block model. The methodology used in the estimation of the 2013 block model has attempted to reduce the future over-estimation of the gold grades by applying top cuts to the data prior to simulation. Areas that have been estimated with few samples that contain elevated gold grades have been identified with the intention of applying a risk factor to these gold grades to reduce their affect in the mine plan.

14.10.1

 Mineral Resource depletion

All underground development and stopes are regularly surveyed using Total Station methods at San Jose as a component of monitoring the underground workings. The survey information is imported into Datamine and used to generate 3D solids defining the extracted regions of the mine. Each wireframe is assigned a date corresponding to when the material was extracted providing Minera Cuzcatlan a detailed history of the progression of the mining.

The 3D solids are used to identify resource blocks that have been extracted and assign a code that corresponds to the date of extraction. Table 14.10 details the codes stored in the resource block model and the date ranges that they represent.

Table 14.10 Depletion codes stored in the resource block model

Field	Description
OLDUG	Historically extracted regions
UG11%	Mineral extracted in 2011 (from August 2011)
UGQ12_12	Mineral extracted from Jan 1 to June 30, 2012
UGQ34_12	Mineral extracted from July 1 to December 31, 2012
UGQ12_13	Mineral extracted from Jan 1 to June 30, 2013

Removal of extracted material often results in remnant resource blocks being left in the model that will likely never be exploited. These represent inevitable components of mining such as pillars and sills, or lower grade peripheral material that was left behind.

November 22, 2013	Page 106 of 161

To take account of this, areas were identified by the mine planning department as being fully exploited, and any remnant blocks within these areas were identified in the block model using the code “RM = 1” and excluded from the reported Mineral Resources.

The proportion field for each cut-off grade (i.e. PROP70) takes into account the proportion of the block that has been depleted and removes any blocks that are regarded as remnant.

14.11

Resource classification

Resource confidence classification considers a number of aspects affecting confidence in the Resource estimation, such as:

•

Geological continuity (including geological understanding and complexity)

•

Data density and orientation

•

Data accuracy and precision

•

Grade continuity (including spatial continuity of mineralization)

•

Simulated grade variability

14.11.1

Geological continuity

There is substantial geological information to support a good understanding of the geological continuity of the primary veins at the San Jose Property. Exploration drilling conducted on an approximate 25 m x 25 m grid has supported the geological continuity of the Bonanza, Trinidad, Fortuna, and Stockwork veins along strike and down dip.

Understanding of the vein systems is greatly increased by the presence of extensive underground workings allowing detailed mapping of the geology. Underground observations have increased the ability to accurately model the mineralization. The proximity of resources to underground workings has been taken into account during resource classification.

Confidence in the geological continuity of the secondary veins is lower as there tend to be fewer intercepts. The uncertainty in the geology of the secondary veins has been taken into account during classification.

14.11.2

Data density and orientation

The estimation relies on two types of data, channel samples and drill holes. Minera Cuzcatlan has explored the primary veins using a drilling pattern spaced roughly 25 m apart along strike and down dip. Each hole attempts to intercept the vein perpendicular to the strike of mineralization but this is rarely the case, with the intercept angle being generally between 60 to 90 degrees.

In the primary veins, exploration drilling data is supported by underground information including channel samples taken at approximately 3 m intervals perpendicular to the strike of the mineralization. Geological confidence and estimation quality are closely related to data density and this is reflected in the classification.

14.11.3

Data accuracy and precision

Classification of resource confidence is also influenced by the accuracy and precision of the available data. The accuracy and the precision of the data is determined through QAQC programs and through an analysis of the methods used to measure the data.

All exploration drill core is sent to ALS Chemex for sample preparation and analysis. Channel samples were sent to both the ALS Chemex and Cuzcatlan laboratories for preparation and analysis prior to February 24, 2012. After this date underground channel samples have been sent to the Cuzcatlan laboratory and ALS Chemex has been used as an umpire laboratory.

Quality control results from the Cuzcatlan onsite laboratory and the ALS Chemex laboratory indicate reasonable levels of accuracy with no material issues of sample switching or contamination. Precision levels are lower than what would normally be regarded as acceptable and this is partially due to the variable ‘nuggety’ nature of the mineralization (particularly for gold), and partially due to poor selection of samples for evaluation. When a representative range of grades are assessed the results are regarded as being acceptable. The QC results indicate that grades reported from both laboratories are suitable for Mineral Resource estimation.

November 22, 2013	Page 107 of 161

14.11.4

Spatial grade continuity

Spatial grade continuity, as indicated by the variogram, is an important consideration when assigning resource confidence classification. Confidence in the variogram characteristics, such as the nugget variance and ranges, strongly influence estimation quality parameters.

The variogram structures for the Bonanza, Trinidad, and Stockwork veins are well defined and there is a high level of confidence in the modeled variograms. The structures are not as well defined in the Fortuna vein and some interpretation has been exercised during modeling.

The nugget effect and short range variance characteristics of the variogram are the most important measures of continuity. In the primary veins the normal score variogram nugget effect for Ag and Au is between 14 percent and 37 percent of the total variance. The nugget variance is relatively small in the Trinidad (14 percent) and Stockwork (24 percent) systems indicating good continuity in gold and silver grades at short distances. The variability at short distances in the Bonanza vein and Fortuna vein is greater with nugget variance for silver and gold of 37 percent and 35 - 38 percent respectively. This demonstrates the higher grade variability present in these veins and helps to explain the lower precision levels observed in the QC results. Caution should be exercised in relying on estimated grades representing small volumes due to this variability with results being more likely to be representative over larger volumes (e.g. monthly or quarterly estimates). Ranges (the distance at which continuity between sample grades is no longer present) are approximately 30 m down dip and 35-45 m along strike for the Bonanza vein; 60 m down dip and 85-90 m along strike in the Trinidad vein; 38 m down dip and 70 m across strike in the Stockwork domain; and 20-40 m down dip and 30-50 m along strike in the Fortuna vein. These distances are typical for epithermal style mineralization and suggest that a drilling grid of 25 m is sufficient for representative grade simulation in these veins.

14.11.5

Simulated grade variability

Each SMU block is simulated 50 times to provide a spread of potential grades. The variance in the simulated grade is influenced by the variogram, the size of the block being simulated, and the data configuration. The variance in the grade is directly related to the average grade of the constituent of interest. If the average grade is high the variance will tend to be greater than if the constituent of interest has a low average grade (Dimitrakopoulos et al, 2010). So as to standardize the variance between blocks the coefficient of variation value (CVV) has been calculated in the following way:

November 22, 2013	Page 108 of 161

CVV = Standard deviation of the 50 SMUs/mean of the 50 SMUs

The lower the CVV the smaller the spread in the potential grade of the block and the higher the confidence in the reported grade.

Fortuna used the CVV to aid in assignment of resource confidence classifications. The classification strategy has resulted in the expected progression from higher to lower quality estimates when going from Measured to Inferred Resources.

14.11.6

Classification

The Mineral Resource confidence classification of the San Jose Mineral Resource models incorporated the confidence in the drill hole and channel data, the geological interpretation, geological continuity, data density and orientation, spatial grade continuity, and estimation quality. The Resource models were coded as Inferred, Indicated, and Measured in accordance with CIM standards. Classification was based on the following steps:

•

Blocks in the primary veins were considered as Measured Resources if the average CVV was less than 0.5.

•

Blocks in the primary veins were considered as Indicated Resources if the average CVV was less than 1.0 but greater than 0.5.

•

Blocks in the primary veins were considered as Inferred Resources if the average CVV was greater than 1.0.

•

Blocks in the Paloma vein were considered as Indicated Resources. Blocks in all other secondary veins that received an estimated grade were classified as Inferred Resources.

•

Perimeter strings were digitized in Datamine and the block model coded as either CLASS=1 (Measured), CLASS=2 (Indicated) or CLASS =3 (Inferred) based on the above steps.

The above criteria ensure a gradation in confidence from Measured to Indicated to Inferred Resource blocks. It also ensures that blocks considered as Measured are informed from at least three sides, blocks considered as Indicated from two sides, and blocks considered as Inferred from one side. An example of a classified vein is provided in Figure 14.13.

November 22, 2013	Page 109 of 161

Figure 14.13 Long section of Bonanza vein displaying Mineral Resource categorization

1846500
1846750
1847000
1847250
1847500
1500
1250
1000
Legend
CVV
[ABSENT]
[0,0.3]
[0.3,0.5]
[0.5,0.7]
[0.7,0.9]
[0.9,1]
[1,CEILING]

Notes:

- Blocks inside pink perimeter classified as Measured Resources.
- Blocks inside light blue perimeter classified as Indicated Resources.
- White markers represent composites intersecting the Bonanza vein

14.12

Mineral Resource reporting

Mineral Resources have been reported using a silver equivalent cut-off grade based on recoveries reported from the concentrator plant in the first half of 2013 (Silver = 89%, Gold = 89%) and long term metal prices (Silver = $25.14/oz, Gold = $1,391.63/oz) as used in the previous resource estimate  (Chapman and Kelly, 2013) within the following formulae.

Ag Eq (g/t) = Ag (g/t) + (Au (g/t)*((1391.63/25.14)*(89/89)))

Mineral Resources have been reported at a range of cut-off grades for comparison purposes (Table 14.11). The 70 g/t Ag Eq. cut-off grade is presently used by the operation as the base case and has been highlighted below.

November 22, 2013	Page 110 of 161

Table 14.11 Mineral Resources as of July 4, 2013 reported at a range of Ag Eq cut-off grades

Category	Ag Eq Cut-off (g/t)	Tonnes (000)	Ag Eq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
						Ag Eq. (Moz)	Ag (Moz)	Au (koz)
Measured	50	439	301	195	1.91	4.25	2.75	27.0
	70	406	320	207	2.04	4.18	2.70	26.6
	75	397	326	211	2.08	4.16	2.69	26.5
	100	355	354	229	2.26	4.04	2.61	25.8
	125	315	384	247	2.47	3.89	2.51	25.0
	150	279	415	267	2.68	3.73	2.40	24.0
	175	249	446	286	2.89	3.56	2.28	23.0
	200	221	478	306	3.11	3.39	2.17	22.0
Indicated	50	4,986	256	174	1.49	41.1	27.9	238
	70	4,438	280	193	1.63	40.0	27.2	232
	75	4,309	287	195	1.66	39.7	26.9	230
	100	3,715	318	216	1.85	38.0	25.8	221
	125	3,211	351	238	2.04	36.2	24.5	211
	150	2,786	383	259	2.24	34.3	23.2	200
	175	2,426	416	281	2.43	32.4	21.9	190
	200	2,123	448	303	2.63	30.6	20.7	179
Measured + Indicated Resources	50	5,425	260	176	1.52	45.3	30.6	265
	70	4,844	284	192	1.66	44.2	29.9	259
	75	4,706	290	196	1.70	43.9	29.6	257
	100	4,070	321	217	1.89	42.1	28.4	247
	125	3,526	354	238	2.08	40.1	27.0	236
	150	3,065	386	260	2.28	38.0	25.6	224
	175	2,674	419	282	2.47	36.0	24.2	213
	200	2,343	451	303	2.67	34.0	22.9	201
Inferred Resources	50	6,147	262	183	1.42	51.8	36.2	280
	70	5,422	289	202	1.56	50.4	35.3	272
	75	5,254	296	207	1.60	50.0	35.0	270
	100	4,483	332	233	1.79	47.8	33.5	258
	125	3,865	367	257	1.97	45.6	32.0	245
	150	3,352	402	282	2.16	43.3	30.4	233
	175	2,923	437	307	2.35	41.1	28.9	221
	200	2,563	472	332	2.53	38.9	27.4	209

Notes on Mineral Resources

•

Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves 2010.

•

Mineral Resources are estimated as of July 4, 2013.

•

Mineral Resources as reported in Table 14.11 are inclusive of Mineral Reserves.

•

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

•

The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

•

Resources are reported at a range of cut-offs for sensitivity purposes with the base case highlighted (70 g/t Ag Eq).

November 22, 2013	Page 111 of 161

•

Metal prices used in the Ag Eq evaluation are US$25.14/oz for silver, US$1,391.63/oz for gold.

•

Metallurgical recovery values used in the Ag Eq evaluation are 89 % for silver and 89 % for gold.

•

The quantity and grade of the Inferred Resources reported in this estimation are conceptual in nature, and it is uncertain if further exploration will result in upgrading of the Inferred Resources to Indicated or Measured Resources.

•

Measured Resource tonnes are rounded to the nearest hundred, and Indicated and Inferred Resource tonnes are rounded to the nearest thousand.

•

Totals may not add due to rounding.

The Mineral Resource can be further assessed by examining the tonnes and grade associated with each vein at the reported cut-off grade (Table 14.12).

Table 14.12 Mineral Resources as of July 4, 2013 reported by vein at a 70 Ag Eq cut-off grade

Category	Vein	Tonnes (000)	Ag Eq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal			Average Thickness (m)
						Ag Eq (Moz)	Ag (Moz)	Au (koz)
Measured	Bonanza	325	344	217	2.30	3.6	2.3	24.0	8.4
	Trinidad	74	228	172	1.00	0.5	0.4	2.4	6.5
	Fortuna	7	191	135	1.01	0.0	0.0	0.2	4.3
	Total	406	320	207	2.04	4.2	2.7	26.6	8.3*
Indicated	Bonanza	1,680	277	179	1.77	15.0	9.7	95.8	5.6
	Trinidad	1,205	263	188	1.36	10.2	7.3	52.8	3.6
	Fortuna	63	226	160	1.18	0.5	0.3	2.4	1.9
	Paloma	116	381	250	2.37	1.4	0.9	8.8	4.1
	Stockwork	1,374	294	203	1.64	13.0	9.0	72.2	27.5
	Total	4,438	280	190	1.63	40.0	27.2	232.1	6.7*
Inferred Resources	Bonanza	1,169	265	172	1.66	9.9	6.5	62.5	2.7
	Bonanza (North)#	1,311	404	303	1.83	17.0	12.8	77.2	8.4
	Trinidad	929	214	144	1.27	6.4	4.3	38.1	1.6
	Trinidad (North)#	571	262	191	1.29	4.8	3.5	23.6	2.8
	Fortuna	35	255	168	1.58	0.3	0.2	1.8	2.9
	Stockwork	1,169	277	188	1.61	10.4	7.0	60.6	14.2
	Bonanza HW splay	95	276	176	1.80	0.8	0.5	5.5	2.2
	Trinidad HW splay	67	133	88	0.81	0.3	0.2	1.8	2.2
	Trinidad FW splay	77	143	114	0.52	0.4	0.3	1.3	2.3
	Total	5,422	289	202	1.56	50.4	35.3	272.3	3.6*

Notes detailed below Table 14.11 are applicable to these Mineral Resources

# Bonanza North and Trinidad North located in Trinidad North discovery (>1847200N  <1200 masl elevation)

*Thickness estimated across combined veins

The resources reported by vein demonstrate the importance of the Bonanza and Trinidad veins comprising almost 70 percent of the Measured + Indicated Resource tonnes. The newly defined Stockwork zone also provides a major contribution to the silver and gold ounces with the average width of the stockwork zone being significantly greater than other mineralized domains.

An important addition to the Inferred Resources has been provided due to exploration drilling focused north of 1847200N and below 1200 masl elevation, referred to as Trinidad North discovery in press releases (Fortuna 2013a, Fortuna 2013c, Fortuna 2013d, Fortuna 2013e, and Fortuna 2013g).

November 22, 2013	Page 112 of 161

The Trinidad North discovery comprises the extension of the Bonanza and Trinidad veins to the north. Inferred Resources for the Trinidad North discovery total 1.9 Mt at a 70 g/t Ag Eq cutoff containing an estimated 16.3 Moz Ag and 101 koz gold or 21.8 Moz Ag Eq. The Bonanza vein component of this area is of particular interest containing significantly higher grades than the deposit average (Table 14.13). The highest grades are located in the north and at depth of the Trinidad North discovery grading to more average deposit grades towards the central component of the deposit. The mineralization remains open to depth and to the north.

Table 14.13 Trinidad North discovery (Bonanza and Trinidad veins) Mineral Resources as of July 4, 2013 reported at a range of Ag Eq cut-off grades

Category	Vein	Ag Eq Cut-off (g/t)	Tonnes (000)	Ag Eq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
							Ag Eq (Moz)	Ag (Moz)	Au (koz)
Inferred Resources	Bonanza	50	1,400	382	286	1.73	17.2	12.9	78.6
		70	1,311	404	303	1.83	17.0	12.8	77.2
		75	1,289	410	307	1.86	17.0	12.7	77.0
		100	1,179	440	330	1.99	16.7	12.5	76.5
		125	1,074	472	354	2.14	16.3	12.2	74.8
		150	978	505	378	2.28	15.9	11.9	72.8
		175	891	538	403	2.43	15.4	11.6	70.8
		200	815	571	428	2.58	15.0	11.2	68.7
		225	746	604	453	2.73	14.5	10.9	66.5
		250	686	636	477	2.88	14.0	10.5	63.4
	Trinidad	50	633	242	177	1.19	4.9	3.6	24.2
		70	571	262	191	1.29	4.8	3.5	23.6
		75	555	268	195	1.31	4.8	3.5	23.4
		100	483	295	215	1.45	4.6	3.3	22.4
		125	417	323	235	1.59	4.3	3.2	21.3
		150	361	352	256	1.73	4.1	3.0	20.1
		175	310	384	279	1.89	3.8	2.8	18.8
		200	267	415	301	2.05	3.6	2.6	17.6
		225	231	446	324	2.21	3.3	2.4	16.4
		250	200	480	348	2.38	3.1	2.2	15.3
Notes detailed in Table 14.11 are applicable to these Mineral Resources

Due to the presence of high grade regions in this zone there is the potential to selectively mine the higher grade material of Bonanza North to obtain higher grade tonnes without significantly reducing recoverable silver and gold ounces.

14.12.1

Comparison to previous estimates

The press release by Fortuna on March 5, 2013 details the Mineral Reserves and Mineral Resources of San Jose as of December 31, 2012 (Table 14.14). Silver equivalent grades were calculated based on long term metal prices of US$25.14/oz Ag and US$1,391.63/oz Au and metallurgical recovery rates of 90 percent for Ag, and 88 percent for Au. This resulted in a silver equivalent ratio of Ag Eq = Ag + Au * 56.61.

November 22, 2013	Page 113 of 161

Table 14.14 Summary of Mineral Resources reported as of December 31, 2012 at a 70 g/t Ag Eq cut-off grade

Category	Tonnes	Ag Eq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					Ag Eq. (Moz)	Ag (Moz)	Au (koz)
Measured	56,300	402	262	2.46	0.7	0.5	5
Indicated	3,586,000	310	210	1.77	35.7	24.2	204
Measured + Indicated	3,642,000	311	211	1.78	36.5	24.7	209
Inferred	4,279,000	273	184	1.57	37.6	25.3	216

A comparison of the Measured and Indicated Resource tonnes shows an increase from 3,642,000 t to 4,844,000 t whereas as silver grades have decreased slightly from 211 g/t Ag to 192 g/t Ag and gold grades have decreased from 1.78 g/t Au to 1.66 g/t Au. The Inferred Resource tonnes have increased from 4,279,000 t to 5,422,000 t, silver grades also increased from 184 g/t Ag to 202 g/t Ag whereas gold grades were similar decreasing slightly from 1.57 g/t Au to 1.56 g/t Au. The primary reasons for these changes are:

•

Exploration drilling in the Trinidad North discovery area (north of 1847200N and below 1200 elevation).

•

Depletion and sterilization of material extracted from January 1, 2013 through June 30, 2013.

•

Conversion of Inferred to Indicated Resources associated with infill drilling of the Stockwork zone. The delineation drilling led to a substantial geological reinterpretation in this area where several previously defined individual veins and stockwork-veined selvages were combined into the wider Stockwork zone.

•

Change of the gold to silver ratio from 56.61 to 55.36.

•

Change of density from 2.61g/cm3 to 2.62g/cm3.

November 22, 2013	Page 114 of 161

Mineral Reserve Estimates

The following chapter describes in detail the Mineral Reserves estimation methodology performed in August and September 2013 based on the Mineral Resources as of July 4, 2013.

Mineral Resources have been reported in three categories, Measured, Indicated, and Inferred. The Mineral Reserve estimate has considered only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2010). Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves.

15.1

Mineral Reserve methodology

The Mineral Reserve estimation procedure for the San Jose deposit is defined as follows:

•

Review of Mineral Resources

•

Identification of accessible Mineral Resources using current mining practices and based on the stope design developed in the pre-feasibility study (CAM, 2010a) and displayed in Figure 15.1

•

Removal of inaccessible areas and material identified as pillars or bridges

•

Removal of Inferred Resources

•

Dilution of tonnes and grades based on factors estimated by the Cuzcatlan mine planning department and determined from the six to twelve months of production preceding Mineral Reserve estimation

•

After obtaining the resources with diluted tonnages and grades, the value per tonne of each SMU is determined based on metal prices and metallurgical recoveries for each metal

•

A breakeven cut-off grade is determined based on operational costs of production, processing, administration, commercial, and general administrative costs (total operating cost in US$/t). If the net smelter return (NSR) of an SMU is higher than the breakeven cut-off grade, the SMU is considered as part of the Mineral Reserve otherwise the SMU is regarded as part of the Mineral Resource

•

Mineral Reserve tabulation and reporting as of July 4, 2013

November 22, 2013	Page 115 of 161

Figure 15.1 Longitudinal section displaying stope design

Bonanza Vein
North
1846600
1846800
1847000
1847200
1847400
1600
1500
1400
1300
1200
1100
1000
A-1
K
O
N
L
M
C-1
B-1
B
A
I
P
D
C
D-1
F
E
J
Q
E-1
H
G
S
R
X
W
V
U
T
Z
Y
Mineral Resources
Measured
Indicated
Inferred
Unclassified
Stopes
Mine Workings
0
200
400
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
- San Jose Mine -
Bonanza Vein
Section 745100E
Azimuth; 270° Looking West
September 2013
Datum: NAD27, UTM zone14N

15.2

Mineral Resource handover

The Mineral Resource reported in Table 14.11 is comprised of Measured, Indicated and Inferred categories.

Upon receipt of the block model a review was conducted to confirm the Mineral Resource was reported correctly and to validate the various fields in the model.

For estimating Mineral Reserves, only Measured and Indicated Resources that are considered accessible have been considered. Table 15.1 shows the total of Measured and Indicated Resources that were considered for conversion into Mineral Reserves.

November 22, 2013	Page 116 of 161

Table 15.1 Measured and Indicated Resources considered for Mineral Reserves

Category	Ag Eq. Cut-off (g/t)	Tonnes	Ag Eq. (g/t)	Ag (g/t)	Au (g/t)

Measured	50	439,000	301	195	1.91
	70	406,000	320	207	2.04
	75	397,000	326	211	2.08
	100	355,000	354	229	2.26
	125	315,000	384	247	2.47
	150	279,000	415	267	2.68
	175	249,000	446	286	2.89
	200	221,000	478	306	3.11
Indicated	50	4,986,000	256	174	1.49
	70	4,438,000	280	190	1.63
	75	4,309,000	287	195	1.66
	100	3,715,000	318	216	1.85
	125	3,211,000	351	238	2.04
	150	2,786,000	383	259	2.24
	175	2,426,000	416	281	2.43
	200	2,123,000	448	303	2.63

Mineral Reserve estimation process considered the Mineral Resources above a 70 g/t Ag Eq cut-off grade.

15.3

Mining recovery

Mining recovery levels vary due to the geometry of the vein and geotechnical characteristics of the material being mined. Some mineralized material cannot be economically extracted due to its isolated location, thickness being below the minimum mineable width or due to other technical or economic considerations.

If the vein width is greater than 6 meters, mining recovery ranges between 75 and 90 percent, whereas if the vein width is 6 meters or less mining recovery ranges between 95 and 100 percent. In addition, there is a necessity for leaving bridges for each main mine level or sublevel to allow access to the extractable ores.

The overall mining recovery is 86.7%. A total of 281,000 t of Mineral Resources eligible for reserve conversion was identified as non-accessible due to economic considerations. Additionally 173,200 t was identified as pillars and 302,000 t as bridges that are regarded as non-extractable and have been excluded from the reserve estimation process.

15.4

Dilution

Two sources of dilution have been considered for estimating Mineral Reserves, operating dilution and mucking dilution.

15.4.1

Operating dilution

In conjunction with the Planning Department of Minera Cuzcatlán, operating dilution was calculated based on mine production data for January to August 2013. The process is conducted making a comparison of the real material extracted by the mining operation against the planned ore predicted by the short term model (Figure 15.2).

November 22, 2013	Page 117 of 161

Operating dilution compared the geologic structure of the vein (as modeled by the Geology Department) and what is planned for extraction (Planning Department). Waste material is considered to contain no mineralization with silver and gold grades set at a zero gram per tonne value. The data is evaluated in Datamine mining software using macros to estimate the operating dilution.

The results of this evaluation taken in conjunction with the operational experience for the eight months of production preceding the Mineral Reserve estimation indicate the operating dilution is 8.76 percent.

Figure 15.2 Idealized diagram demonstrating the methodology for determining operating dilution (Pakalnis, 1986)

15.4.2

Mucking dilution

Mucking dilution is based on the underground surveys of the stopes and calculates the percentage of back fill extracted during mucking. Based on this criterion and the twelve months of production preceding the Mineral Reserve estimation this factor has been estimated as 3.47 percent. Back fill is considered to contain no mineralization with silver and gold grades set at a zero gram per tonne value.

November 22, 2013	Page 118 of 161

Based on the estimated operational and mucking dilution factors, the total dilution for the mine is as follows:

Total dilution = 8.76 % Operating dilution + 3.47 % Mucking dilution = 12.23%

15.5

Prices, metallurgical recovery and NSR values

Metal prices, metallurgical recoveries and NSR values used in the evaluation of Mineral Reserves are detailed in Table 15.2.

Table 15.2 Metal price, metallurgical recovery, and NSR values

Metal	Price (US$/oz)	Metallurgical Recovery (%)	NSR (US$/g)

Silver	24.00	89	0.56
Gold	1,400.00	89	38.11

Metal prices used for Mineral Reserve estimation were determined as of August 2013 by the corporate financial department of Fortuna using a methodology based on a three year trailing average at (60 percent) and two year projection (40 percent).

Metallurgical recoveries were based on metallurgical test work and operational results at the plant during January to August 2013 plus some additional improved operational efficiency predicted as a result of planned operational improvement initiatives.

NSR values were dependent on various parameters including metal prices, metallurgical recovery, price deductions, refining charges and penalties. Fortuna regards some of these details to be confidential.

15.6

Operating costs

The breakeven cut-off grade was determined based on all variable and fixed costs applicable to the operation. These include exploitation and treatment costs, general expenses and administrative and commercialization costs (including concentrate transportation). Operating costs used to calculate the breakeven cut-off grade for Mineral Reserve estimation are detailed in Table 15.3.

Table 15.3 Operating cost by area

Area	Cost (US$/t)
Mine	31.70
Plant	14.91
General services	7.25
Administrative services	2.55
Community relationships	1.50
Concentrate transportation	3.97
Sales & Administration expense	6.27
Total operating cost	68.14

Based on the above operating costs, metal prices and metallurgical recoveries the break- even cut-off grade was determined as 100 g/t Ag Eq (excluding commercial terms).

November 22, 2013	Page 119 of 161

15.7

Mineral Reserve depletion and ore reconciliation

The previous Mineral Reserves reported in December 31, 2012 were comprised of 3,335,000 t at an average grade of 190 g/t Ag and 1.58 g/t Au above a break-even cut-off grade.

Between January 1 and June 30, 2013 the operation mined 213,039 tonnes of ore at an average grade of 192 g/t Ag and 1.54 g/t Au, estimated from underground channel samples as part of the monthly reconciliation process. The Mineral Reserve estimated that the grade of the material being sent to the plant was 185 g/t Ag and 1.62 g/t Au, a difference in grade of less than 5 percent for both silver and gold. The difference is regarded to be within acceptable levels of tolerance and therefore the dilution and recoveries used in the reserve estimation process regarded as reasonable.

Extracted material has been depleted from the Mineral Resource block model and therefore has not been considered in the reserve estimation process.

15.8

Mineral Reserves

SMU’s whose NSR values are higher than the operating cost have been reported within the Mineral Reserve inventory. Table 15.4 shows Mineral Reserves estimated as of July 4, 2013. Measured Resources have been converted to Proven Reserves and Indicated Resources have been converted to Probable Reserves. There are no mining, metallurgical, economic, legal, environmental, social or governmental know issues that would prevent the conversion of Measured and Indicated Resources to Proven and Probable Reserves respectively.

Table 15.4 Mineral Reserves as of July 4, 2013

Category	Vein	Tonnes	NSR (US$/t)	Ag Eq (g/t)	Ag (g/t)	Au (g/t)
Proven	Bonanza	260,900	186	333	209	2.24
	Trinidad	48,700	128	230	173	1.02
	Fortuna	4,400	113	202	144	1.04
	Total	314,000	176	315	203	2.03
Probable	Bonanza	1,425,000	156	280	180	1.80
	Trinidad	912,000	159	284	204	1.45
	Fortuna	55,000	126	225	160	1.17
	Stockwork	1,143,000	165	295	204	1.65
	Paloma	83,000	243	434	286	2.67
	Total	3,618,000	161	288	196	1.67
Total Proven + Probable Reserves		3,933,000	162	290	196	1.70

Notes (continued on next page):

•

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves.

•

Mineral Reserves are reported above a NSR breakeven of US$68.14/t equivalent to 100 g/t Ag Eq.

•

Metal prices used in the NSR evaluation are US$24/oz for silver, US$1,400/oz for gold.

•

Metallurgical recovery values used in the NSR evaluation are 89% for silver and 89% for gold.

•

Point metal values (take into account metal price, concentrate recovery, smelter cost, metallurgical recovery) used for NSR valuation are US$0.56/g for silver and US$38.11/g for gold.

November 22, 2013	Page 120 of 161

•

Mining, processing and administrative costs were estimated based on first half of 2012 actual costs.

•

Proven Reserves tonnes are rounded to the nearest hundred and Probable Reserves tonnes are rounded to the nearest thousand.

•

Totals may not add due to rounding.

Mineral Resources exclusive of Mineral Reserves as of July 04, 2013 are reported in Table 15.5.

Table 15.5 Mineral Resources exclusive of Mineral Reserves as of July 4, 2013

Category	Vein	Tonnes	Ag Eq (g/t)	Ag (g/t)	Au (g/t)
Measured	Bonanza	31,000	95	63	0.59
	Trinidad	10,600	99	75	0.53
	Fortuna	2,400	117	80	0.67
	Total	44,000	97	67	0.55
Indicated	Bonanza	276,000	109	71	0.68
	Trinidad	317,000	120	83	0.68
	Fortuna	11,000	109	77	0.58
	Paloma	34,000	145	91	0.97
	Stockwork	206,000	87	60	0.48
	Total	844,000	109	74	0.64
Total Measured + Indicated Resources		888,000	109	73	0.64
Inferred	Bonanza	2,480,000	338	241	1.75
	Trinidad	791,000	232	162	1.28
	Fortuna	35,000	255	168	1.58
	Stockwork	1,169,000	277	188	1.61
	Other veins	239,000	193	132	1.11
Total Inferred Resources		5,422,000	289	202	1.56

Note :

•

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves.

•

Mineral Resources are exclusive of Mineral Reserves.

•

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

•

Mineral Resources are reported above a 70 g/t Ag Eq cut-off grade.

•

Metal prices used in the Ag Eq evaluation for Mineral Resource reporting purposes are US$25.14/oz for silver, US$1,391.63/oz for gold.

•

Metallurgical recovery values used in the Ag Eq evaluation are 89% for silver and 89% for gold.

•

The quantity and grade of the Inferred Resources reported in this estimation are conceptual in nature, and it is uncertain if further exploration will result in upgrading of the Inferred Resources to Indicated or Measured Resources.

•

Measured Resource tonnes are rounded to the nearest hundred, and Indicated and Inferred Resource tonnes are rounded to the nearest thousand.

•

Totals may not add due to rounding.

November 22, 2013	Page 121 of 161

Mining Methods

The mining method applied in the exploitation of the veins is overhand cut and fill using a mechanized extraction methodology. Production capacity at the mine is being ramped up from 1,000 tpd to 1,800 tpd in the last quarter of 2013. The mining methodology remains the same with additional production workings being developed to facilitate the increase in production.

16.1

Mechanized mining

Mechanized mining utilizes a Jumbo drill rig to drill blast holes, scoop trams for loading and trucks for ore haulage. Underground support is provided through rock bolts and shotcrete. The mining width ranges from 3.5 m to 17 m for the Bonanza and Trinidad veins but is expected to be more than 30 m in the Stockwork zone. Mechanized mining is regarded as the only methodology suitable in all veins based on the geological structure and geotechnical studies (Section 16.3).

The mechanized mining sequence is demonstrated in Figure 16.1 and includes: drilling (with a Jumbo drill rig), blasting, support, loading (by scoop tram) and haulage.

Figure 16.1 Mechanized Mining Sequence

Step 1 . Pivot the cross cut
RAISE
VENTILATION
LEVEL 1400
ORE
TAJO "A"
LEVEL 1350
PILLAR
TAJO "C"
ORE
-20%
LEVEL 1300
PILLAR
Sectional view
Step 2 . Back fill
ORE
NEW BACK FILL
NEW BACK FILL
LAST BACK FILL
DAM
Step 3 . Drilling
ORE
AIR DUCT OF 30"
BACK FILL

November 22, 2013	Page 122 of 161

Step 4 . Blasting

ORE
AIR DUCT OF 30"
BACK FILL

Step 5 . Scaling

ORE
AIR DUCT OF 30"
BACK FILL

Step 6 . Mucking

ORE
AIR DUCT OF 30"
BACK FILL

Step 7 . Support

ORE
AIR DUCT OF 30"
BACK FILL

16.2

Mining infrastructure

The infrastructure required to service mechanized mining includes a main access ramp connecting to sub level developments that run along the strike of the vein. A cross cut from the ramp is developed to intersect perpendicular to the vein and allow exploitation. Each cross cut allows for the exploitation of a 150 m long stope by mechanized mining. Additional development may include raises used for ventilation, service systems or ore passes adjacent to stopes.

16.3

Geotechnical, hydrological and other parameters relevant to mine designs

The geotechnical department of San José continuously undertakes geotechnical evaluation through the classification of rock mass using rock mass rating (RMR) and Q systems. Results of the geotechnical evaluations for the different veins indicate the quality of the rock mass ranges from regular to good which is consistent with the behavior observed underground and allows openings with dimensions as follows:

•

11 m wide and 13 m high in the Bonanza vein

•

8 m wide and 10m high in the Trinidad vein

The average rock mass index for the mine (Bonanza and Trinidad veins) is 52 to 59 RMR and 2.4 to 5.1 Q value. Based on these values the mining method of overhand cut and fill (with hydraulic and waste fill) is regarded as the most suitable.

November 22, 2013	Page 123 of 161

16.4

Production rates, mine life, dimensions and dilution factors

The production rate at the operation was successfully expanded from 1,500 to 1,800 tonnes per day as of September 2013.

Mineral Reserves are estimated as 3.93 million tonnes as of July 4 2013, which is sufficient for over six year life of mine considering 350 days in the year for production (Table 16.1). Expectation is for an average annual production of approximately 3.5 million troy ounces of silver and 30 thousand troy ounces of gold based on an average 195 g/t Ag and 1.68 g/t Au head grade. Future increases in the mine life are anticipated through the upgrading of Inferred Resources in the Trinidad North discovery (planned for 2014) and their subsequent conversion to Mineral Reserves. Production from July 1 to December 31, 2013 is expected to equal 0.29 million tonnes and has not been included Table 16.1.

Table 16.1 San Jose Life of Mine production based on existing reserves from January 1, 2014

	Year
	2014	2015	2016	2017	2018	2019
Ore milled	630,005	630,001	630,016	630,084	630,217	492,715
Ore grade Ag (g/t)	202	203	195	194	190	191
Ora grade Au (g/t)	1.76	1.77	1.69	1.64	1.63	1.68
Metal recovery Ag (%)	89	89	89	89	89	89
Metal recovery Au (%)	89	89	89	89	89	89
Concentrate production (dmt)	15,809	15,812	15,782	15,779	15,766	12,329
Concentrate grade Ag (g/tms)	7,148	7,181	6,934	6,894	6,771	6,796
Concentrate grade Au (g/tms)	63	63	60	58	58	60
Ag metal production (000 oz)	3,633	3,650	3,518	3,497	3,432	2,694
Au metal production (oz)	31,784	31,859	30,413	29,505	29,363	23,706

The selective mining unit (SMU) has been determined to be 4 m by 4 m by 4 m. This corresponds to the mining equipment (4 m in height and 4 m in width) and one round of a blast (3.5 m).

Dilution factors are estimated to be approximately 12.2 percent for all veins and are independent of the increased production rate. Waste material is considered to contain no mineralization with silver and gold grades set at a zero gram per tonne value.

16.5

Requirements for underground development and backfilling

The mine plan includes a program for mine development. This development can be divided into three types: development, preparation and ore definition. In order to produce 1,800 tonnes per day, approximately 300 m of new development is required each month for the next two years, after which the mine development will decrease significantly. Development includes the main infrastructure of the mine (ore passes, ramps, ventilation shafts); preparation consists of all workings for exploitation purposes (sub levels, galleries, access, raises, auxiliary ramps); and ore definition is to assist with the delineation of the deposits resources.

Fill required by the mine to complete the mining sequence is provided by waste fill and paste fill. Waste fill is generated by underground development and preparation however the quantity produced is generally insufficient to provide the mine with the total required fill. To supplement the waste fill, paste fill is produced by a small plant on the surface. The proportion of waste fill to paste fill is 80-20. The total volume of fill that will be required by the mine is estimated to be approximately 250,000 m3 per annum.

November 22, 2013	Page 124 of 161

16.6

Required mining fleet and machinery

The current mining fleet consists of the following equipment:

•

Five Scooptrams of 6 yd3

•

Two Jumbos of two arms electric hydraulic

•

Two Jumbo electric hydraulic

•

Five Telehandlers (example shown in Figure 16.1, steps 5 and 7)

•

Two main ventilation fans of 120,000 CFM

•

Two fans of 60,000 CFM

•

Seven fans of 30,000 CFM

•

Two fans of 10,000 CFM

•

Six electric pumps (principal drainage system)

•

Eight jackleg’s (support)

•

Three trucks of 14 m3 capacity

•

Five trucks of 7 m3 capacity

•

One utility truck (diesel-oil)

•

One explosives truck

•

Two concrete mixer trucks

•

One shotcrete robot

•

Six pickup trucks

Minera Cuzcatlán employs contractors to carryout mining at the operation. All equipment is supplied by the contractors with the exception of the two principal fans, pumps and explosives truck.

November 22, 2013	Page 125 of 161

Recovery Methods

17.1

Crushing and milling circuits

Expansion of the concentrate plant was successfully completed in September of 2013 taking the ore throughput capacity from 1,000 dry tpd to 1,800 dry tpd. The principal stages are as follows:

i.

Crushing

ii.

Milling

iii.

Flotation

iv.

Thickening, filtering and shipping

17.1.1

Crushing

Crushing at the San Jose mine is a dry process, where ore extracted from the mine is reduced in size from 406 mm to 12.7 mm to be fed to the mill.

The crushing process begins at the reception hopper, where ore from the mine is deposited. The ore is fed from the bottom of the hopper via a plate feeder into a jaw crusher that crushes the ore to a 51 mm product size prior to it being transported via conveyors to one 2.44 m by 6.1 m screen deck. The screen deck operates with two types of mesh, the top having a 19 mm opening and the bottom a 12.7 mm opening. Material that does not pass through the 19 mm mesh is sent to a secondary crusher via a chute, where it is reduced to 19 mm. The material that passes the 19 mm mesh but does not pass the 12.7 mm mesh is sent via a conveyor to a tertiary crusher where it is reduced to 12.7 mm size before being sent back to the jig to close the circuit. The fine ore that passes through both the 19 mm and 12.7 mm meshes is sent to fine ore storage, achieving a final product of 12.7 mm that is stockpiled before being fed into the milling circuit.

17.1.2

Milling and classification

The fine ore stock is sent via conveyor belts to either a 3.96 m by 5.94 m or 3.20 m by 5.41 m ball mill with 25 % of their volume filled with three inch wrought steel balls used to further reduce (grind) the ore size. The product of the mills is pumped to the classification process comprised of hydro-cyclones, where two products are generated; 1) a fine ore, which is expulsed thorough the top of the cyclones, and 2) a coarse ore that exits through the bottom and is recycled back into the mills for further grinding. The fine ore must comply with the metallurgical conditions for metal recovery, which indicates 80 percent of the product must be under the 200 mesh size (equivalent to 74 microns), before being sent to the flotation process.

17.1.3

Flotation

The pulp (water + mineral) received from the fine ore of the hydro-cyclone, is first sent to a flotation stage performed in six mechanic cells, 17 cubic meters in size, which generate agitation through a propeller and diffuser that distributes the pulp and injects air. The agitated pulp allows reagents to act on the elements of value and adhere to the bubbles formed by the injected air, freely spilling over the edges of the cells into a collection trough. The resulting product is known as the primary concentrate. Upon conclusion of this first stage, the pulp is sent by gravity to a second stage.

November 22, 2013	Page 126 of 161

This second flotation stage is similar to the first, utilizing an additional four 17 cubic meter mechanic cells to generate the same conditions. From this process a secondary scavenger concentrate is obtained. This secondary scavenger concentrate is returned to the beginning of the process. Mineral that did not float in the second flotation stage is regarded as tailings and passes to the thickening process.

The primary concentrate is sent to a first cleaning stage that is carried out in six 2.8 cubic meter mechanical cells, whose function is to eliminate impurities and increase the grade of the concentrate. The product obtained is a first clean concentrate and the residue is returned to the beginning of the process. The first clean concentrate is sent to a second cleaning stage performed in three 2.8 cubic meter mechanic cells having a similar function to the first where impurities continue to be removed to obtain a final concentrate that passes to the thickening stage and a residue that returns to the first cleaning stage.

17.1.4

Thickening, filtering, and shipping

The second cleaning concentrate is sent to a thickening tank where, using a flocculating reagent the particles are agglomerated and sediment generated. Solids and liquids are separated so as to recover water to put back into the process (recovered water) while the thickened solid is pumped to a press-type pressure filter of twelve tarpaulin covered plates, where part of the water is eliminated and then re-circulated to the process. The concentrate cake is discharged from the filter to the concentrate storage for transportation.

The underflow of the final bank of the second flotation (exhaustion) is sent to a thickening tank where a solid-liquid separation is performed, through the application of a flocculating reagent that agglomerates fine particles into sediment. Recovered water is returned to the process while the rest of the pulp is pumped to the tailings dam, where once the solid settles, the clarified water is returned back to the plant for recirculation in the process.

17.2

Requirements for energy, water, and process materials

Energy requirements at the operation are provided by a state power line of 115 kV which supply a main power transformer of 7-8 MVA capacity. The transformer covers the necessities of the underground mine, the mill plant, and facilities based on the present 1,800 tpd production rate (3 MVA).

The plant requires 2.7 m3 of water to process one tonne of ore of which 52 percent comes from recirculation process, 22 percent from the waste-water treatment plant in Ocotlan and the remaining 26 percent from the tailing dam that accumulates water during the wet season.

Reagent consumption in the processing plant is detailed in Table 17.1.

November 22, 2013	Page 127 of 161

Table 17.1 Reagent consumption of San Jose processing plant

Reagent		Consumption g/t
Frother	Ore Prep 507	40
Collectors	Xantato Amilico de Potasio	69
	Aeropromotor 404	30
	Aerophine 3418	40
	Pennfloat-3	30
	Max Gold	5
Dispersant	Silicato de Sodio	300
Flocculant	Floculante Magnafloc 336	25

November 22, 2013	Page 128 of 161

Figure 17.1 Crushing and milling circuits at the San José processing plant

R.O.M. STOCKPILE UNDERGROUND
FRONT END LOADER
STATIONARY GRIZZLY
CRUSHER DUMP HOPPER
VIBRATING GRIZZLY FEEDER
PRIMARY CRUSHER
CONVEYOR BT-1
SECONDARY SCREEN
SECONDARY CRUSHER
CONVEYOR BT-2
CONVEYOR BT-4
SECONDARY SCREEN DISCHARGE CONVEYOR BT-8
CONVEYOR BT-7
COARSE ORE BIN FEED CONVEYOR BT-5
COARSE ORE BIN
CONVEYOR BT-6
TERTIARY CONE CRUSHER
TERTIARY CRUSHER DISCHARGE CONVEYOR BT-3
RADIAL STACKER
VENDOR PACKAGE – MOBILE CRUSHING PLANT
CRUSHING
FINE ORE STOCKPILE
FINE ORE RECLAIM FEEDERS
CONVEYOR
CONVEYOR
GRINDING
BALL MILL
BALL MILL
FLOTATION
ROUGHER FLOTATION 1 CELLS
ROUGHER FLOTATION 2 CELLS
SCAVENGER FLOTATION CELLS
1st CLEANER CELLS
1st CLEANER SCAVENGER FLOTATION 1B CELLS
2nd CLEANER FLOTATION CELLS
CONCENTRATE THICKENER
CONCENTRATE DEWATERING
CONCENTRATE FILTER
CONVEYOR
PRODUCT CONCENTRATE
TAILINGS CYCLONE CLUSTER 1
TAILINGS CYCLONE CLUSTER 2
TAILS THICKENER
POR OTROS.
UNDERGROUND BACKFILL
EVAP.
TAILS POND
TAILING DEWATERING
LEGEND
GENERAL EQUIPMENT AND / OR NEW PIPE
NON PERMANENT FLOW
RELOCATED EQUIPMENT

November 22, 2013	Page 129 of 161

Project Infrastructure

The project has a relatively small surface footprint with the property boundary covering an area of 35 ha. The major surface facilities of the mine are displayed in Figure 18.1.

Figure 18.1 Plan view of mine and processing plant area

744600-E
744700-E
744800-E
744900-E
745000-E
745100-E
745200-E
745300-E
745400-E
745500-E
745600-E
1847200-N
1847100-N
1847000-N
1846900-N
1846800-N
1846700-N
1846600-N
N
PROPERTY BOUNDARY
PROPERTY BOUNDARY
PROPERTY BOUNDARY
CONVEYOR
1
2
3
4
5
6
7
7
8
9
10
11
12
13
14
15
16
16
16
17
18
19
LEGEND
1 MAIN ENTRANCE
2 FIRST AID
3 OFFICES
4 DINING ROOM
5 LABORATORY
6 MILL
7 MACHINE SHOP
8 CRUSHER AREA
9 LAMP ROOM
10 WASTE STOCK PILE
11 OIL STATION
12 MAIN STORAGE
13 ORE STOCK PILE
14 ELECTRIC POWER STATION
15 BACK FILL PLANT
16 WATER STORAGE
17 MINE ENTRANCE
18 EXPLOSIVES MAGAZINE
19 CORE LOGGING AND STORAGE FACILITIES
LEGEND
PROPERTY BOUNDARY
UNPAVED ROAD
PAVED ROAD
STRUCTURE
0 20 50 100 M.
UTM NAD 27 ZONE 14

18.1

Roads

Facilities at the San Jose mine are connected via unpaved roads that are maintained by the operation (Figure 18.1). Water is applied to the roads during the dry season to reduce dust pollution.

18.2

Tailing disposal facilities

The tailings disposal facility is located approximately 1.5 km to the southwest of the operation, covering an area of 12 hectares.

November 22, 2013	Page 130 of 161

Figure 18.2

 Location map of tailings dam

744000-E
744200-E
744400-E
744600-E
744800-E
745000-E
745200-E
745400-E
N
1847200-N
1847000-N
1846800-N
1846600-N
1846400-N
1846200-N
1846000-N
1845800-N
1845600-N
PROPERTY LINE
HIGHWAY 175 OAXACA TO PTO. ANGEL
MINE PROPERTY
Area: 351,072 m²
PROPERTY LINE
ROAD TO SAN JOSE
PROPERTY LINE
TAILING FACILITY
Area: 587,925 m²
PROPERTY LINE
Area: 175,548 m²
0
100
200 m.
SIMBOLOGY
PROPERTY LINE OF MINE
PROPERTY LINE OF TAILING FACILITY
UTM NAD 27 ZONE 14

The present retaining dam is 34.30 m high at the center, providing a storage capacity of approximately 1,427,000 m3 (S2 – Phase 2). The base of the dam has been adapted with the installation of a 300 g/m2 non-woven geo-textile lining to protect the 1.5 mm thick geo-membrane that covers the entire basin of the dam. The dam receives the underflow of the tailings thickener which is pumped and discharged into the dam through nine, 6-inch discharge pipes distributed around the tailings impoundment and are opened and closed depending on the need to distribute the tailings uniformly over the dam’s levee.

November 22, 2013	Page 131 of 161

Figure 18.3

 Schematic drawing showing phase 1, phase 2 and phase 3 tailings dam

Phase 2 (S2) has been completed. The Phase 3 (S3) has been divided into two sub phases; stage 3a and 3b. Stage 3a will raise the crest elevation of the dam from 1,589.8 masl to 1,595 masl which will result in a cumulative storage capacity of 2,300,000 m3 of tailings. This extra capacity allows the production for the next two and a half years. The Stage 3b will reach the elevation of 1,598.3 masl extending storage capacity to 3,000,000 m3. The start of Stage 3b construction is planned for 2015.

18.3

Mine waste stockpiles

The mine currently has one waste stockpile used for storing waste material that could not be effectively disposed of underground. This waste material does not generate acid waters. The waste is generated mainly from mine development activities and is not expected to be increased significantly over the life of the mine unless some additional infrastructure or new mine areas are incorporated into the mineable reserves.

18.4

Ore stockpiles

The mine currently has four ore stockpiles which store low grade silver ore, or material pending evaluation (due to mixing of different ore types). Once stockpile material of unknown grade has been sampled and results obtained the geology department in accordance with the mine and planning departments take the decision on whether to transport this material to the plant or waste stockpile.

18.5

Concentrate transportation

Tractor trailers that can transport two 30 tonne containers each are used to transport concentrate. The containers must be made of stainless steel. Each container is registered and weighed at the mine scales before the loading, sampling and weighing process is performed of the concentrate prior to the unit being sealed and registered. The concentrate is then transported by road to the port of Manzanillo in the State of Colima for subsequent shipping to purchasers in 400 to 500 tonne lots.

18.6

Power generation

The main power supply to the mine is provided via a 115,000 volt circuit managed by the Federal Electricity Commission (CFE), which has an operations switchboard next to the mine’s principal substation.

The mine also has a secondary reserve power supply in a 13,200 volt circuit, also managed by the Federal Electricity Commission (CFE). This circuit is available to supply power to critical equipment in case of power failure in the main circuit.

November 22, 2013	Page 132 of 161

18.6.1

Principal substation

The principal substation of the mine is composed of a 7-8 MVA transformer with a transformation ratio of 115 to 13.8 kV, connection-disconnection elements and protection relays.

18.6.2

Distribution

Power distribution at the property is primarily through the use of overhead transmission lines on concrete posts. The basic distribution scheme is a 13,800 volt circuit via substations.

18.6.3

Mine distribution

Power supply for the underground portion of the mine consists of two circuits with the following arrangements:

•

Overhead network that feeds three transformers at the surface with a transformation ratio of 13,200 to 440 volts with capacities of 750 kVA (2 piece) and 112.5 kVA (1 piece).

•

Overhead network that feeds one transformer at the surface with a transformation ratio of 13,200 a 4,160 volts with a capacity of 1500 kVA. This transformer in turn feeds another 750 kVA capacity transformer inside the mine with a transformation ratio of 4,160 to 460 volts with isolated 5 kV wire. The first transformer is located at the 1400 level and services 40 percent of the total mine operation; the second transformer is located at the 1300 level and services 60 percent of the mine operation including the ramp deepening.

18.7

Communications systems

Communications services are supplied by Teléfonos de México S.A.B. de C.V. The communication infrastructure consists of a microwave connection from the city of Oaxaca to the Telephone Centre in San José del Progreso (which began operating in August 2012) and from the San José Telephone Centre to the mines Data Center. It is transmitted through copper cables, with digital capacity (began operating in December 2008). The overall infrastructure had 99.99 percent availability in the first half of 2013.

The mining operation has an air-conditioned data center, with controlled access and closed circuit television. The computer network (category 6), is certified by Panduit.

Switching systems have been purchased from Cisco Systems Inc. and have service policies in effect. The telephone switching equipment is digital and has IP connectivity (Cisco with policy in effect).

Additionally, a backup communications infrastructure consisting of a RF 50 km link connects the San Jose mine with the Cuzcatlan office in Oaxaca.

An underground communication network is presently under construction using fiber optics. It will include twelve devices for communication using hot spots, eight IP phones, and VHF coverage for radio telecommunication within at least nine of the fifteen straight segments of the main ramp. The project is due to be completed by the end of 2013.

November 22, 2013	Page 133 of 161

Market Studies and Contracts

Since the operation commenced production in August 2011 a corporate decision was made to sell the concentrate on the open market. In order to get the best commercial terms for the concentrates, it is Fortuna’s policy to sign contracts for periods no longer than one year. In December 2012, 100 percent of the concentrate production for 2013 was sold to Trafigura México S.A de CV. This commercial agreement has accounted for the additional production expected from the processing plant expansion project commissioned in September 2013.

Minera Cuzcatlan expects to complete a new tender process during the last quarter of 2013 for selling silver and gold concentrate in 2014.

All commercial terms entered between the buyer and Minera Cuzcatlan are within standard industry norms.

November 22, 2013	Page 134 of 161

Environmental Studies, Permitting and Social or Community Impact

20.1

Environmental compliance and considerations

The San José mine complies with the terms of the Environmental Impact Report and with each of the conditions provided in the resolutions of the environmental impact authorization issued by the Secretary of the Environment and Natural Resources (SEMARNAT) through official communication No. SEMARNAT-SGPA-DIRA-1731, dated October 19, 2009.

As a result of the approval of the Environmental Impact Report, environmental protection programs were implemented, which were prepared for Compañía Minera Cuzcatlán by the Inter-disciplinary Research Center for Comprehensive Regional Development in the Oaxaca Region (CIIDIR). Such programs fully comply with the requests of SEMARNAT.

The principal environmental programs all approved by SEMARNAT are as follows:

•

Technical-Economic Study to determine the security instrument for the San José project which defines the funds that the company must annually spend during the years the project is developed.

•

Flora and Fauna Protection and Conservation Program of the San José project, approved by which is the basis for the flora and fauna rescue actions in the construction areas of the facilities for the mining unit. It was launched in 2010 and will not conclude until all the infrastructure necessary to operate the mine is built.

•

Reforestation program for the San José project which considers the reforestation of all the areas directly impacted by the activities relating to the execution of the mining project. This program will be implemented gradually and will continue until the site is abandoned.

•

Ecologic Restoration Program which considers the activities that will be carried out to foster the restoration of the areas directly affected by the activities of the project.

•

Environmental Monitoring Program, which defines the parameters to monitor for water, air, noise and total suspended particles (dust), as well as the sampling points and terms. It was launched in 2010.

20.2

Environmental permitting

The most important environmental permits that have been granted to Compañía Minera Cuzcatlán and which support its establishment and operation are:

•

Environmental Impact Authorization, issued under official communication No. SEMARNAT-SGPA-DIRA-1731/2009, through which SEMARNAT authorized the construction, execution and maintenance of the San José mining unit, for a period of 12 years, effective until October 23, 2021, over a surface of 92.00 hectares.

November 22, 2013	Page 135 of 161

•

Resolution SEMARNAT-SGPA-DIRA-173/2010, for the construction and installation of a water intake and conduction project for industrial use and the respective extension of the term, issued under official communication No. SEMARNAT-SGPA-DIRA-1684/2011, dated December 22, 2011, through which the Secretary of the Environment and Natural Resources, authorizes the construction and installation of a water intake and conduction project for industrial use from the Atoyac River to the San José mine, effective until December 22, 2016.

•

Resolution SEMARNAT-SGPA-DIRA-367/ 2011, through which SEMARNAT issued an environmental impact authorization for the modernization, operation and maintenance of the waste water treatment plant in Ocotlán de Morelos, Oaxaca (PTAR Ocotlán), effective until May 13, 2031.

•

Authorization issued under official communication No. SEMARNAT-GPA-AR-2191/2009, dated December 1, 2009, through which SEMARNAT authorizes conducting “Change of Land Use” activities in forest lands to mining use, effective until December 1, 2011, which was extended through official communication No. SEMARNAT-SGPA-AR-DSFS-0071/2012, authorizing the continuation of “Change of Land Use” activities until December 31, 2015.

•

Authorization issued under official communication No. SEMARNAT-SGPA-AR-0853/2011, dated 17 de mayo de 2011, through which SEMARNAT authorizes conducting “Change of Land Use” activities in forest lands to mining use in additional areas, effective until May 31, 2012, which was extended through official communication No. SEMARNAT-SGPA-AR-DSFS-0099/2012, authorizing the continuation of “Change of Land Use” activities until December 31, 2015.

•

Authorization issued under official communication No. SEMARNAT-SGPA-AR-1815/2012, dated December 4, 2012, through which SEMARNAT authorizes conducting “Change of Land Use” activities in forest lands to mining use in additional areas, effective until November 30, 2015.

•

Authorization issued under official communication No. SEMARNAT-SGPA-DIRA-722/2012, dated May 11, 2012, through which SEMARNAT authorizes with regard to environmental impact the performance of direct exploration mining activities in the   San Ignacio region, located in San Jose del Progreso, Ocotlan, Oaxaca, effective until May 16, 2013. This permit is in the renewal process to extend the effective date.

•

Concession Title No. 05OAX137241/20FDOC10, issued by the National Water Commission (CONAGUA), to occupy 31,330 square meters of land in a federal zone, located in San José del Progreso, Ocotlán, Oaxaca. The tailings dam is built on this land. Such concession will be effective until March 12, 2030.

•

Concession Title No. 05OAX137242/20FKOC10, issued by CONAGUA, for waste water discharge, for a volume of 912.50 m3 per year, resulting from waste water treatment of the mine services, dated February 24, 2010, effective until March 12, 2020. This discharge permit was no longer required after the installation of the wastewater treatment plant (end of 2010).

November 22, 2013	Page 136 of 161

•

Concession Title No. 05OAX137328/20FDOC10, issued by CONAGUA, for the discharge of 18,250 m3 of water per year used in the mining activities, dated April 15, 2010, effective until May 13, 2020. This concession also authorizes the usage of 25 m2 of land at the wastewater discharge point.

•

Permit No. 4311, dated July 5, 2011, through which CONAGUA, authorized the construction of the tailings dam. It is effective until July 27, 2019.

•

General permit No. 4184, issued by National Defense for the use of explosives in the mine’s activities. This permit must be renewed annually.

•

Mining exploitation concession title No. 217626, “EL PROGRESO”, issued by the Secretary of the Economy through the General Mining Agency, over an area of 284 hectares, effective from August 6, 2002 until August 5, 2052.

•

Mining exploitation concession title No. 217624, “EL PROGRESO II”, issued by the Secretary of the Economy through the General Mining Agency over an area of 53.99 hectares, effective from August 6, 2002 until August 5, 2052.

•

Mining exploitation concession title No. 217625, “EL PROGRESO II BIS”, issued by the Secretary of the Economy through the General Mining Agency, effective from August 6, 2002 until August 5, 2052.

•

Mining exploitation concession title No. 215254, “EL PROGRESO III”, issued by the Secretary of the Economy through the General Mining Agency, over an area of 263.38 hectares, effective from February 14, 2002 until February 13, 2052.

•

Gratuitous bailment agreement between the municipality of Ocotlán de Morelos and Minera Cuzcatlán, to operate the waste water treatment plant located in Ocotlán de Morelos, Oaxaca, dated January 1, 2010 to January 1, 2025.

20.3

Social or community impact

Minera Cuzcatlán’s Community Relations department promotes the productive and sustainable development of the mine’s neighboring communities. This is undertaken by working in four areas:

•

Sustainable development,

•

Health and nutrition,

•

Education and culture,

•

Communication and dialogue.

20.3.1

Sustainable development

The principal goal of the sustainable development program is to stimulate the local economy through an agreement with the San Jose municipality. Since 2011 to the end of 2012, US$1.3 million has been invested in the following projects:

•

Construction of the “Rivera” daycare center.

•

Construction of the “El Cuajilote” health center, benefitting 3,252 residents.

November 22, 2013	Page 137 of 161

•

Extension of the potable water supply system.

•

Rehabilitation of 54.3 km of roads and communication accesses between the areas of San José del Progreso, San José La Garzona, El Porvenir and Magüey Largo benefitting 4,720 residents.

•

Acquisition of a backhoe for access road maintenance.

Additional to the above assistance has also been provided in the creation of the following micro-enterprises that service the operation:

•

“Zoralí” openwork and sewing.

•

“La Esperanza” cafeteria.

•

“Linazar” trading company.

•

“Textil y color” artisans group.

The following social development programs have also been implemented by Minera Cuzcatlan:

•

The “Healthy Home” program, involving the construction of 589 energy saving stoves, 143 dry ecologic WCs, and 51 tanks to store rain water.

•

Creation of 232 local jobs employed directly by Minera Cuzcatlan and an additional 157 jobs indirectly related to the operation.

20.3.2

Health and nutrition

Health and nutrition campaigns are regularly carried out to help protect and educate the local communities via the “El Cuajilote” health center.

20.3.3

Education and culture

Educational and cultural programs developed in conjunction with Minera Cuzcatlan include:

•

Scholarship programs carried out at four educational levels: elementary school, junior high school, high school and college, benefiting 400 persons.

•

The building of five computer centers in the community.

•

An agreement with the Adult Education State Institution to carry out study certifications.

•

Implementation of technical training programs and projects with the Work Training and Productivity Institute.

•

Formation of the philharmonic band “Armonía de mi Pueblo”.

•

Establishment of the “Difuminarte” plastic arts workshop.

20.3.4

Communication and dialogue

The primary purpose of good communication and an open dialogue is to ensure accurate information regarding the operation is disseminated and to listen to any concerns from the local communities. Minera Cuzcatlan helps to transmit information locally through leaflets and a weekly radio program.

November 22, 2013	Page 138 of 161

20.4

Mine closure

The mine closure plan has been designed to ensure the rehabilitation of the area where the mine is located based on compliance with the following criteria:

•

Environmental and landscape recovery.

•

Adjust slopes for a static safety factor of 1.5, a pseudo static safety factor of 1.1 and estimate a maximum soil erosion loss of 4.5 metric tonnes per hectare per year.

•

Reduce infiltration in 95 percent.

•

Minimize erosion through engineering controls (trenches, adequate slopes)

•

Re-vegetation

•

Correction of surface runoff mechanisms

The projected total cost required to close present and future infrastructure is US$5 million. This number is compound of US$3 million coming from a closure plan study for the existing infrastructure (SVS, 2012) and US$2 million extrapolated for the future infrastructure.

November 22, 2013	Page 139 of 161

Capital and Operating Costs

Minera Cuzcatlan capital and operating cost estimates for 2014 for the San José mine are based on predictions of costs for 2014 and the long term. Historical costs and appropriate extrapolation of costs for potential throughput of the Trinidad North discovery have been factored into the operating costs. The analysis includes forward estimates for sustaining capital.

21.1

Sustaining capital costs

Capital costs include all investments in mine development, equipment and infrastructure necessary to upgrade the mine facilities and sustain the continuity of the operation. Projected capital costs for 2014 are summarized in Table 21.1.

Table 21.1 Summary of projected major capital costs for 2014

Capital Item	Cost (MUS$)*
Development	5.60
Brownfields Exploration	5.49
Mine Geology	1.40
Mine Development and Exploration	12.49

Mine	1.51
Plant	0.06
Maintenance & Energy	0.04
Safety	0.03
Planning and Geology	0.00
Laboratory	0.02
Other investment	0.09
Equipment and Infrastructure	1.93

Plant	0.32
Water evaporation	1.89
Tailing Dam	11.64
Principal Projects	13.85

Total Capital Expenditure	28.27
*Numbers may not total due to rounding

November 22, 2013	Page 140 of 161

A total of US$28.27 million is estimated for 2014 in order to improve the mine facilities and sustain the operation. The capital costs beyond 2014 are expected to decrease significantly to ranges between US$5 million and US$15 million. The capital costs are split into three areas:

•

mine development;

•

equipment and infrastructure;

•

principal projects.

21.1.1

Mine development

Mine development includes the main development and infrastructure of the mine through the generation of ramps, ventilation raises, and extraction levels. Brownfields Exploration and infill delineation drilling are included under mine development costs as this activity has the objective of discovering new mineral resources in order to increase the life of mine. The estimate for these activities in 2014 is US$12.49 million. It is important to note that US$1.37 million of the budgeted amount for 2014 is designated for development to reach the Trinidad North discovery. This area has a high potential to increase the silver and gold production for Minera Cuzcatlan from 2015 onwards, but as it is presently an Inferred Resource it has not been included in the current mine plan.

21.1.2

Equipment and infrastructure

Equipment and infrastructure costs are attributed to all departments of the mine including; mine, plant, maintenance and energy, safety, information technology, administration and human resources, logistics, geology, planning, laboratory and environmental. The capital cost estimate in 2014 for these areas is US$1.93 million.

21.1.3

Principal projects

Principal projects include the following:

1)

Tailing Dam (US$11.64 million). This project involves the commencement of the construction of the third phase of the tailings dam (named Stage 3a). The Phase 3 has been divided into two sub phases; the Stage 3a and Stage 3b. The Stage 3a will raise the crest elevation of the dam from 1,589.8 masl to 1,595 masl which will result in a cumulative storage capacity of 2,300,000 m3 of tailings. This extra capacity allows the production for the next two and a half years. The Stage 3b will reach the elevation of 1,598.3 masl extending storage capacity to 3,000,000 m3. The start of Stage 3b construction is planned for 2015 and it will require an additional US$7million.

2)

Evaporation Control (US$5.9 million, of which US$1.89 million is estimated for 2014). Defined as a strategic project, the purpose of the initiative is to improve the water efficiency for the operation through the reduction of water evaporation by seventy percent. The project is in the early stages with the 2014 expenses attributed to cover the first purchases of materials.

21.2

Operating costs

Operating costs include the site costs and other operating expenses for the operation. These operating costs are analyzed on a functional basis and the cost structure is not similar to the operating costs reported by financial statements of Fortuna Silver Mines Inc. The site costs relate to activities that are performed on the property including mine, plant, general services, and administrative service costs. The other operating expenses include costs associated with distribution, general and administrative services, and community support activities. Projected operating costs for 2014 and the long term are summarized in Table 21.2.

November 22, 2013	Page 141 of 161

Table 21.2 Summary of projected major operating costs for 2014

Operating Item	Cost US$/t
Mine	31.70
Plant	14.91
General Services	7.25
Administration mine	2.55
Site Costs	56.41

Concentrate transportation	3.97
Sales and Administration expenses	6.27
Community support activities	1.50
Other Operating Expenses	11.74

Total Site Cost & Operating Expenses*	68.14
* Site costs and operating expenses shown have a functional structure which is not similar to operating costs reported by the financial statements of Fortuna Silver Inc.

21.2.1

Mine operating costs

Mining costs include drilling, blasting, support, loading and haulage. The economy of scale after increasing the mining throughput to 1,800 tpd has provided an opportunity to reduce the mining operating costs. In the long term, the additional transport cost is expected to be offset by a lower mine preparation cost with the mining cost being maintained at approximately the current level.

21.2.2

Mill operating costs

The total mill operating cost is distributed over five areas (crushing, milling, flotation, thickening and filtering, and tailings disposal). The increased throughput to achieve 1,800 tpd has helped to reduce the predicted operating costs for the mill from around US$18/t to less than US$15/t.

21.2.3

General Service costs

General Service costs are estimated to be US$7.25/t. The estimated costs cover operations management, maintenance, geology, planning, safety, environmental and laboratory costs.

21.2.4

Administrative costs

Administrative costs have been estimated as US$2.55/t. Administrative service costs include administration, human resources, storage, hospital, legal, communication systems, accounting and cash, social assistance, community relations, depreciation and amortization for equipment.

November 22, 2013	Page 142 of 161

Economic Analysis

The following section is a summary of the major economic consideration of the mine based on the economic analysis conducted by Fortuna following appropriate economic evaluation standards for an operating asset such as the San Jose mine.

The following section presents the elements of the financial model starting with the financial parameter assumptions and production estimates. Those main inputs allow the forecast of revenues, operating costs, capital costs, sustaining capital, working capital, closure and reclamation costs for final calculations of net project cash flows. The economic analysis has accounted for the proposed increase in processing capacity of the plant from 1,000 tpd to 1,800 tpd completed in 2013.

The start date for the economic analysis is as of January 1, 2014. The financial results are presented based on future metal production, operating costs (OPEX) and capital expenditures (CAPEX) to completion basis from this date. This represents the total project costs without the production and expenditures to that date. The economic analysis is based on an annual production plan for the life of the mine and associated operating and capital costs.

22.1

Summary

Based on a mineable Proven and Probable Reserve of 3.93 million tonnes a project life of over six years is projected. As the start date for the evaluation is January 1, 2014 a total of 0.29 million tonnes should be depleted from July 1 to December 31, 2013 and therefore they are excluded from economic evaluation. The estimates of metal production, capital costs and operating costs are combined into the discounted cash flow evaluation. The economic evaluation is treated on a project basis using a silver price of US$24.00 per troy ounce and a gold price of US$1,400.00 per troy ounce. Income taxes have been accounted for in the cash flow analysis.

The results of the cash flow evaluation are summarized in Table 22.1 showing life-of-mine totals.

Table 22.1 Economic evaluation summary

Item	Value
Payable Silver*	19.6 Moz
Payable Gold*	169.6 koz
Undiscounted Free Cash Flow (after tax)	US$218 M
Pre-tax NPV at 8%	US$227 M
After-tax NPV at 8%	US$167 M
Pre-tax IRR**	n/a
After-tax IRR**	n/a

*Economic evaluation is as of January 1, 2014 and does not include 1.8 Moz of silver and 16.6 koz of gold predicted to be produced from July 1, 2013 to December 31, 2013.

** IRR cannot be estimated since all cash flows from the evaluation day onwards are positive

November 22, 2013	Page 143 of 161

It should be noted that the economic analysis is performed utilizing only Measured and Indicated Mineral Resources, which have been converted to Proven and Probable Reserves; however, Inferred Resources (Table 15.5) which are not included in the cash flow estimate, can potentially have a positive impact on the project economics and the life of the mine. Inferred Resources in the Trinidad North discovery have the potential to be converted to Mineral Reserves and included into the mine schedule during the coming 2014 reserves estimate and life of mine plan processes.

22.2

Financial assumptions

The most important financial assumptions influencing the economics of the mine include the following parameters:

•

Gold price of US$1,400.00 per ounce.

•

Silver price of US$24.00 per ounce.

•

Mexican Peso exchange rate (MXN$12.50 = US$1.00).

•

Oil price of US$93.53 per barrel (WTI crude) used to derive the diesel price.

22.2.1

Gold price

The gold market has been on an upward trend since 2001 to 2012. A decreasing correction has commenced since late 2012 and it has continued until July 2013, the average price for the last 12 months (from November 2012 to October 2013) is US$1,486.73 per troy ounce. Gold is traded on public markets and during the past few years, new financial products have been introduced to facilitate the accessibility of gold as an investment vehicle.

The base case financial model utilizes a gold price of US$1,400.00 per ounce, with vision through to 2019 taken into account:

The price level used is within long-term forecast prices and forward selling curves used by financial and mining analysts. The average monthly gold price from November 2012 to October 2013 based on London Metal Exchange (LME) post meridiem pricing is shown in Figure 22.1. The average annual gold price from 1990 through October 2013 based on LME post meridiem pricing is shown in Figure 22.2.

Figure 22.1 Average monthly gold price (US$/troy ounce) from November 2012 to October 2013 based on LME pricing

November 22, 2013	Page 144 of 161

Figure 22.2 Average annual gold price (US$/troy ounce) since 1990 based on LME pricing

22.2.2

Silver price

The base case silver price used is US$24.00 per troy ounce which is the average of the past 36 months plus 24 months of the future projected prices as of June 28, 2013.

The price level used is within financial and mining analysts’ long-term forecast prices and forward selling curves. The average monthly silver price during from November 2012 to October 2013 based on LME pricing is shown in Figure 22.3.

Figure 22.3 Average monthly silver price (US$/troy ounce) from November 2012 to October 2013 based on LME pricing

November 22, 2013	Page 145 of 161

22.2.3

Mexico peso exchange rate

A significant portion of the capital and operating costs are denominated in Mexican Pesos. These include:

•

Wages and salaries;

•

Electrical power;

•

Contractor costs;

•

Services costs;

•

Material costs, and

•

Federal, provincial and local taxes.

Approximately 85 percent of the capital costs and 92 percent of the total operating costs are denominated in Mexican Pesos. All mining duties and taxes are denominated in Mexican currency.

The diesel price used for the project is based on the following assumptions:

•

Crude oil price (US$93.53 per barrel - WTI crude)

•

Crude oil price (MXN$7.35 per liter)

•

Diesel price excluding taxes (MXN$10.67 per liter)

•

Diesel price incl. tax (MXN$12.38 per liter)

•

Diesel price incl. tax (US$0.99 per liter)

22.3

Metal production and revenues

22.3.1

Gold production

Total payable gold production over the mine life is 169,565 troy ounces. The payable gold production per year for the life-of-mine is presented in Figure 22.4.

Figure 22.4 Annual payable gold production

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22.3.2

Silver production

The total life of mine payable silver production is 19.6 million troy ounces from January 1, 2014. The payable silver production per year over the life-of-mine is presented in Figure 22.5.

Figure 22.5 Annual payable silver production

22.3.3

Revenues

Total net gold and silver revenue of US$650 million is estimated over the mine life at gold and silver prices of US$1,400.00 and US$24.00 per troy ounce, respectively. Total gross revenue by year is presented in Figure 22.6.

Figure 22.6 Annual net revenues

November 22, 2013	Page 147 of 161

22.4

Taxes

Based on estimated cash flow, sales and investments included in financial models prepared for the period 2014-2019, projections were made of the following items based on current Mexican tax laws for 2012, the Federal Tax Code (CFF), Law on Income Tax (LISR) and Miscellaneous Tax Resolution (RFM):

•

Annual Income Tax under the following assumptions: normal deduction for investments in fixed assets made before 2009, Immediate Deduction for fixed assets investments from financial year 2010, annual deduction of exploration expenses.

o

RATE = 28 % for the year 2013.

o

RATE = 30 % for the years 2014 to 2019.

22.4.1

Mexico Mining Tax

On September 8, 2013, the Executive Branch of the Mexican government presented the 2014 Tax Reform package to Congress. Under the Reform, three new articles were included relating to federal royalties and taxes:

•

Special Mining Royalty. This is a 7.5 percent royalty on EBIT (income minus producing costs; some costs will no longer be deductible).

•

Additional Mining Tax. This corresponds to a tax of 50 percent of $124.74 per hectare for each concessioned hectare for companies that have not performed exploration or exploration activities for a two consecutive year period during the first eleven years of the concession grant. The tax is increased to 100 percent of $124.74 per hectare in the twelfth year of the concession grant.

•

Extraordinary Mining Royalty, consisting of a 0.5 percent royalty rate for companies producing gold, silver and platinum. This royalty is based on the gross revenues derived from the sales of these metals.

In addition, the option that allows the deduction of exploration expenses in mineral deposits in the same period they were incurred is to be replaced by 10 percent amortization per year.

The effective date of a final tax reform law (if passed and published in the Official Gazette) would be January 1, 2014. If the proposed reform is approved, Fortuna will review and disclose the impacts on the reported cash flows.

22.5

Royalties

Other than the proposed Special Mining Royalty and Extraordinary Mining Royalty detailed above, the Progreso concessions which host the presently reported Mineral Reserves at the San Jose Project are not subject to a royalty obligation. A Royalty agreement between Minera Cuzcatlan and Pan American Silver dated January 30, 2013 grants a 1.5 percent Net Smelter Return Royalty to Pan American Silver and a 1 percent Net Smelter Return Royalty to the Mexican Geological Service as a Discovery Royalty in regards to the mining concession “Reduccion Taviche Oeste”. Some Inferred Resources in the Trinidad North discovery are affected to this royalty obligation. If those Inferred Resources became converted to Mineral Reserves and included by the production plan, this royalty will be considered for financial evaluation.

November 22, 2013	Page 148 of 161

There are two other royalty agreements in place which have no material impact on the San José operation where all Mineral Resources and Mineral Reserves detailed in this report are located. These include:

•

Royalty agreement between Minera Cuzcatlan and Beremundo Tomas de Aquino Antonio dated July 1, 2007 granting a 1 percent Net Smelter Return Royalty to a maximum of US$800,000 in regards to the mining concession “El Pochotle” listed as number 19 in Table 4.1. To date no mineralized material has been extracted from the El Pochotle concession and no Mineral Resources or Mineral Reserves have been identified on the El Pochotle concession. Minera Cuzcatlan has a buyout provision where they can purchase this royalty right for US$200,000.

•

Royalty agreement between Minera Cuzcatlan and Underwood y Calvo Compañía, S.N.C dated June 22, 2006 granting a 1 percent Net Smelter Return Royalty to a maximum of US$2,000,000 with regards to the mining concessions “Bonita Fracción I”, “Bonita Fracción II” and “La Voluntad” listed as numbers 23 to 25 in Table 4.1. To date no mineralized material has been extracted from the aforementioned concessions and no Mineral Resources or Mineral Reserves have been identified in the concessions. Minera Cuzcatlan has a buyout provision where they can purchase this royalty right for US$400,000.

22.6

Reclamation and closure costs

Reclamation and closure costs have been estimated for rehabilitation of the tailings facility and waste dump, reclamation of the surrounding area, dismantling the plant and associated infrastructure and undertaking environmental monitoring. The projected cost required to close present and future infrastructure is US$5 million. The total is comprised of US$3 million coming from a closure plan study for the existing infrastructure (SVS, 2012) and US$2 million extrapolated for the future infrastructure.

22.7

Financial results pre and post-tax

22.7.1

Net cash flow

The project cash flow is presented on a total project basis and on a CAPEX to completion basis in Table 22.2. The model includes the expansion of the plant from 1,000 tpd to 1,800 tpd commissioned in 2013. The evaluation model presented in Table 22.2 is a summary of the project net cash flows.

November 22, 2013	Page 149 of 161

Table 22.2 Summary of net cash flow

Item	Unit	2014	2015	2016	2017	2018	2019
Price Assumptions
Ag	US$/oz	24.00	24.00	24.00	24.00	24.00	24.00
Au	US$/oz	1,400.00	1,400.00	1,400.00	1,400.00	1,400.00	1,400.00

Production and unit figures
Treated Ore	t	630,005	630,001	630,016	630,084	630,217	492,715
Ag head grade	g/t	202	203	195	194	190	191
Au head grade	g/t	1.76	1.77	1.69	1.64	1.63	1.68
Silver production	oz	3,632,998	3,650,476	3,518,320	3,497,166	3,432,200	2,693,720
Silver equivalent production	Eq oz	5,487,088	5,508,915	5,292,427	5,218,274	5,145,056	4,076,570
NSR	US$/t	184.49	185.26	177.58	174.90	172.30	174.79
Cash cost per tonne	US$/t	65.03	65.36	67.81	67.63	70.76	68.35
Cash cost per ounce (Eq Ag)	US$/Eq oz	9.71	9.72	10.39	10.51	11.04	10.60

Financials
Revenue	US$ '000	116,229	116,713	111,881	110,204	108,587	86,121
(Silver revenue / Total revenue)		69%	69%	69%	70%	70%	69%
Operating income	US$ '000	42,997	37,915	30,414	25,243	20,049	5,340

EBITDA	US$ '000	67,957	68,605	62,998	61,904	58,816	48,826
- Current taxes	US$ '000	(15,535)	(16,020)	(13,761)	(13,507)	(11,521)	(4,263)
- Capex	US$ '000	(28,208)	(7,409)	(12,131)	(4,063)	(9,240)	(15,457)
Free Cash Flow	US$ '000	24,215	45,176	37,106	44,334	38,055	29,106

NPV Calculation	US$ '000
Pre-tax NPV @ 8%	226,934
After-tax NPV @ 8%	167,436

22.8

Sensitivity analysis

A series of sensitivity analyses were undertaken to determine which parameters most effect the NPV and IRR of the project on an after tax basis.

22.8.1

Net present value

Figure 22.7 reflects the effects on after-tax NPV at 8 % while varying combined gold and silver prices and Figure 22.8 reflects the effects while varying the gold and silver prices independently.

November 22, 2013	Page 150 of 161

Figure 22.7 Sensitivity analysis of after-tax NPV for gold and silver variations (combined impacts)

Figure 22.8 Sensitivity of after-tax NPV for gold and silver variations (independent impacts)

22.8.2

Internal rate of return

On a total project basis both internal rate of returns (IRR) for pre-tax and after-tax cannot be estimated due to all cash flows from January 1, 2014 being positive.

November 22, 2013	Page 151 of 161

Adjacent Properties

There is no information regarding adjacent properties applicable to the San Jose Property for disclosure in this report.

November 22, 2013	Page 152 of 161

Other Relevant Data and Information

Fortuna considers that the Technical Report contains all the relevant information necessary to ensure the report is understandable and not misleading.

November 22, 2013	Page 153 of 161

Interpretation and Conclusions

An updated Mineral Resources estimate has been prepared for the Trinidad Deposit, San Jose Mine in the Oaxaca state of Mexico. The Mineral Resources estimate is based on drilling and underground sampling data of acceptable quality from a series of drilling and sampling programs conducted between 2001 and July 4, 2013. A combination of Sequential Gaussian Simulation (SGS) and Inverse Power of Distance (IPD) estimation techniques was used to model the mineralized vein systems that make up the deposit.

Proven and Probable Reserves total 3.93 Mt with an average grade of 196 g/t Ag and 1.70 g/t Au above a 100 g/t Ag Eq break even cut-off grade as of July 4,. 2013.

This Technical Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available as of the effective date of this report. The conversion of Mineral Resources to Mineral Reserves was made using industry-recognized methods, actual operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of actual and future operational conditions. This report has been prepared with the latest information regarding environmental and closure cost requirements.

Fortuna believes there is excellent potential to further increase the Mineral Resources at the San José property with recent drilling demonstrating the continuation of high-grade mineralization in the Trinidad North discovery with the mineralization remaining open to the north and at depth.

Between January 1 and June 30, 2013 Minera Cuzcatlán successfully managed the operation of the San José mine, processing close to 200,000 tonnes of ore from its underground mining operation and producing approximately 1.07 Moz of silver. During this period considerable investment was made to expand the processing plant and increase the capacity of the tailings dam.

Operating costs are estimated at US$68.14 per tonne of processed ore. This is a significant improvement from previous years where this value was over US$75.00 per milled tonne. The operating costs reduction is mainly explained by the expanded ore processing throughput to 1,800 tpd which allows for the decrease of the operating fixed costs component. Proposed capital expenditure for 2014 is considered reasonable in order to improve the facilities, equipment and infrastructure and guarantee the continuity and sustainability of the mining operation. Capital expenditure for 2014 is estimated at US $28.27 million with the main cost being attributed to the mine development and exploration activities (US$ 12.49 million) and the expansion of the tailings dam Stage 3a (US$ 11.64 million).

The mining operation has been developed in strict compliance with the regulations and permits required by the government agencies involved in the mining sector. In addition, all work follows the international quality and safety standards set forth under standards ISO 14001 and OHSAS 18000.

Minera Cuzcatlán continues developing sustainable annual programs for the benefit of local communities, including educational, nutritional and economic programs. The above mentioned social and environmental responsibilities support a good relationship between the company and local communities. This will aid the development and continuity of the mining operation and improve the standard of living and economies of local communities.

November 22, 2013	Page 154 of 161

Recommendations

A combination of the increase in throughput to 1,800 tonnes per day at the processing plant in September 2013 and the potential of the high-grade silver-gold resources in the Trinidad North discovery area provide the foundation for a growing production profile for Minera Cuzcatlan. Fortuna has targeted its efforts on unlocking this potential for the company and its shareholders while continuing to promote an efficient and cost-effective operation.

Short-term mine plans must be developed in accordance with long-term plans to ensure the mine’s production results are consistent with its budget.

Recommended work programs for 2014 include:

1)

Mine Development Program. This activity is designed to prepare the high-grade mineralized Stockwork zone at 1,200 masl, which will sustain production in 2014. Additionally, the development will aim to reach the 1,100 level and to complete the access and commence the required infrastructure in the Trinidad North discovery area at the 1,100 masl.

2)

Completion of Tailing Dam Stage 3a. This is a core project that requires an investment of US$11.6 million during 2014 and is designed to raise the height of the tailings dam, increasing storage capacity in order to sustain the operation for the next two and a half years. Fortuna is also exploring alternative solutions for future tailings storage, including using the material as back fill underground, in an attempt to reduce future capital and operating expenditures.

3)

Delineation drilling. Minera Cuzcatlan is planning to continue the delineation drilling from underground in 2014 including in the Trinidad North discovery area. The goal of the program is to convert a total of 641,000 t of Inferred Resource to the category of Indicated Resource representing an estimated 6.6 Moz Ag Eq. To achieve this 23 drill holes totaling 6,315 m have been planned at a budgeted cost of US$1.4 million.

4)

Brownfields exploration. Continuation of the Brownfields exploration drilling program in the Trinidad North area is recommended. The 2013 exploration program has intercepted high-grade silver-gold mineralization in the Trinidad North area and the mineralization remains open to the north and to depth. Exploration drill stations have been established on the 1300 m level with the objective of testing the northern extension of the zone below an elevation of 1200 m and between coordinates 1847450N and 1847650N. During 2014, the 1300 m level crosscut will be extended to the north and drill stations established between 1847650N and 1847900N for purposes of further testing the northern extension of the Trinidad North structure. Estimated cost of the 2014 Brownfields Exploration program is US$5.5 M.

5)

Water evaporation control system. This has been identified as a key strategic project to increase the water available to the operation by reducing evaporation losses of the tailings pond by seventy percent. This will in turn reduce the amount of water required externally from the operation and lead to decreased operating costs. Additionally, extra water could be used to facilitate any future increases in production. The total capital expenditure initially estimated for this project is US$5.9 million with US$1.89 million budgeted for 2014.

November 22, 2013	Page 155 of 161

Additional recommendations outside of the above work program include:

1)

Ore Grade Control. It is highly recommended to implement a process of scheduling and performing a detailed ore grade control program prior to extraction of ore in the Stockwork zone at 1,200 masl. The Stockwork comprises the main source of high-grade silver ore planned for extraction in 2014 and is known to be highly variable in nature. Fortuna is in discussions with Minera Cuzcatlan to improve the grade control methodology so as to increase the confidence level and timeliness of short term predictions.

2)

Mine plan optimization and risk analysis. The conditional simulation methodology used in the estimation of the primary veins results in the generation of 50 equi-probable realizations. By assessing these multiple potential scenarios the mine plan can be optimized with the identification of low and high risk regions of the deposit.

3)

Density analysis. It is recommended that the number of bulk density measurements be increased in all veins. In addition to this it is also recommended that a study be performed to improve the understanding of the bulk density in the deposit. If a correlation between density and mineralogy could be established it may provide a superior alternative than the presently used global density assignment.

November 22, 2013	Page 156 of 161

References

Alvarez, L.R., 2009. Historia operativa de la Mina San José y de la Planta Concentradora de San Jerónimo Taviche durante la operación de Minerales de Oaxaca previa a l compra por parte de Compañía Minera Cuzcatlán: Internal report for Compañía Minera Cuzcatlán S.A. de C.V., 14p.

Carranza Alvarado, M., Gómez Caballero, J. A., y Pérez León, C., ed., 1996. Monografía geológico-minera del Estado de Oaxaca: Consejo de Recursos Minerales, Secretaria de Comercio y Fomento Industrial, Coordinación General de Minería, Publicación M-17e, 298 p.

Chapman, E.N., and Kelly, T., 2013. Technical Report: San Jose Property, Oaxaca, Mexico. Prepared for Fortuna Silver Mines Inc., March 22, 2013.

Chlumsky, Armbrust, and Meyer, 2010a. Pre-feasibility Study: San Jose Project, Oaxaca, Mexico. Prepared for Compania Minera Cuzcatlan, April 23, 2010.

Chlumsky, Armbrust, and Meyer, 2010b. NI 43-101 Technical Report: San Jose Silver Project, Oaxaca, Mexico. Prepared for Fortuna Silver Mines Inc., June 9, 2010.

Chlumsky, Armbrust, and Meyer, 2013. CAM – Metal Price Summary as of 31 December 2012.

CIM, 2010. CIM Definition Standards on Mineral Resources and Mineral Reserves. Prepared by the CIM Standing Committee on Reserve Definitions. Adopted by the CIM Council, November 27, 2010.

Corbett, G., 2002. Epithermal Gold for Explorationists. AIG Journal-Applied geoscientific practice and research in Australia, 26p.

Corbett, G., 2006. Controls to Low Sulfidation Epithermal Au-Ag. Presentation by G.Corbett, 92p.

Dickinson, W.R., and Lawton, T.F., 2001. Carboniferous to Cretaceous assembly and fragmentation of Mexico. Geological Society of America Bulletin, v. 113, p. 1142-1160.

Dimitrakopoulos, R., Godoy, M., and Chou, C.L., 2010. Resource/Reserve Classification with Integrated Geometric and Local Grade Variability Measures in Advances in Orebody Modelling and Strategic Mine Planning I, Australian Institute of Mining and Metallurgy Spectrum Series No.17 (Ed. Dimitrakopoulus, R) pp215-222.

Fortuna, 2011a. Press Release Titled “Fortuna Silver Reports Increase in Reserves and Resources”. Vancouver, Canada, April 12, 2011.

Fortuna, 2011b. Press Release Titled “Fortuna Begins Commercial Production at San Jose Mine, Mexico”. Vancouver, Canada, September 1, 2011.

Fortuna, 2012. Press Release Titled “Fortuna Reports Updated Reserves and Resources”. Vancouver, Canada, March 27, 2012.

Fortuna, 2013a. Press Release Titled “Fortuna closes transaction for the Taviche Oeste Concession, and drills 427 g/t Ag and 2.77 g/t Au over 12.3 m on new extension zone at San Jose mine, Mexico”. Vancouver, Canada, February 4, 2013.

November 22, 2013	Page 157 of 161

Fortuna, 2013b. Press Release Titled “Fortuna Silver updates Reserves and Resources; Silver in Inferred Resources Increases 38%, Gold 26%”. Vancouver, Canada, March 05, 2013.

Fortuna, 2013c. Press Release Titled “Fortuna intercepts 736 g/t Ag and 4.8 g/t Au over 19.3 m at Trinidad North discovery, San Jose Mine, Mexico”. Vancouver, Canada, May 22, 2013.

Fortuna, 2013d. Press Release Titled “Fortuna drills 7.3 m of 1789 g/t Ag and 10 g/t Au on northern extension of the San Jose mine, Mexico”. Vancouver, Canada, April 22, 2013.

Fortuna, 2013e. Press Release Titled “Fortuna intercepts 736 g/t Ag and 4.8 g/t Au over 19.3 m at Trinidad North discovery, San Jose Mine, Mexico”. Vancouver, Canada, May 22, 2013.

Fortuna, 2013f. Press Release Titled “Fortuna completes transaction to purchase 100% of the Taviche Oeste Concession”. Vancouver, Canada, June 19, 2013.

Fortuna, 2013g. Press Release Titled “Fortuna intercepts 487 g/t Ag and 4 g/t Au over 8.2 m at Trinidad North discovery, San Jose Mine, Mexico”. Vancouver, Canada, August 15, 2013.

Fortuna, 2013h. Press Release Titled “Fortuna completes 1,800 tpd mill expansion on-time and on-budget at the San Jose Mine, Mexico”. Vancouver, Canada, September 23, 2013.

Hester, M.G., and Ray, G.E., 2007. Geology, epithermal silver-gold mineralization and mineral resource estimate at the San Jose Mine property, Oaxaca, Mexico: NI43-101 Technical Report prepared for Fortuna Silver Mines Inc., 58p.

Journel, A.G., 1974. Geostatistics for conditional simulation of ore bodies. Econ. Geol., V.69, pp673-687.

Journel, A.G., Kyriakidis, P.C., 2004. Evaluation of Mineral Reserves: A Simulation Approach. Applied Geostatistics Series.

Lechner, M.J., and Earnest, D.F., 2009. Mineral Resource Estimate, Trinidad Deposit, San Jose Project, Oaxaca, Mexico. Prepared for Fortuna Silver Mines Inc., December 10, 2009.

Martinez-Serrano, R.G., Solis-Pichardo, G., Flores-Marquez, E.L., Macias-Romo, C, Delgado-Duran, J., 2008. Geochemical and Sr-Nd isotropic characterization of the Miocene volcanic events in the Sierra Madre del Sur, central and southeastern Oaxaca, Mexico. Revista Mexicana de Ciencias Geologicas v.25, no.1, pp1-20.

Osterman, C., 2004. Geology and silver-gold mineralization at the San Jose Mine and the Taviche Mining District, Oaxaca, Mexico. Unpublished Internal Report for Continuum Resources Ltd., 15 p.

Pakalnis, R.T., 1986. Empirical stope design at Ruttan mine, Sherritt Gordon mines. Ph.D. Thesis. University of British Colombia, pp 276.

Ravenscroft, P.J., 1992. Recoverable reserve estimation by conditional simulation, in Case Histories and Methods in Mineral Resource Estimation, Geological Special Publication, No.63. (Ed. Annels, A.E.) pp.289-298.

Ray, G.E., 2005. Geology and epithermal silver-gold mineralization at the San Jose Property, Oaxaca, Mexico: A NI 43-101 Technical Report prepared for Continuum Resources, 26 p. plus appendices.

Ray, G.E., 2006. Geology and epithermal silver-gold mineralization at the San Jose and Taviche properties, Oaxaca, Mexico: A NI 43-101 Technical Report prepared for Fortuna Silver Mines Inc., 221 p.

November 22, 2013	Page 158 of 161

Sánchez Rojas, L. E., Castro Rodríguez, M.G., Ney Aranda Osorio, J., Zarate Lopez, J., Zarate Barradas, R., y Salinas Rodríguez, J.M., 2003. Carta geológico-minera Zaachila E14-12, Escala 1:250,000, 81p.

Sinclair, A.J. and Blackwell, G.H., 2002. Applied Mineral Inventory Estimation. (1st Edition) Cambridge University Press, 381pp.

SVS, 2012. Diseno de Cierre a Nivel Conceptual de Componentes de Mina. Internal report prepared for Compania Minera Cuzcatlan.

November 22, 2013	Page 159 of 161

Certificates

CERTIFICATE of QUALIFIED PERSON

(a) I, Eric N. Chapman, Mineral Resource Manager of Fortuna Silver Mines Inc., 650-200 Burrard St, Vancouver, BC, V6C 3L6 Canada; do hereby certify that:

(b) I am the co-author of the technical report titled Fortuna Silver Mines Inc. San Jose Property, Oaxaca, Mexico dated November 22, 2013 (the “Technical Report”).

(c) I graduated with a Bachelor of Science (Honours) Degree in Geology from the University of Southampton (UK) in 1996 and a Master of Science (Distinction) Degree in Mining Geology from the Camborne School of Mines (UK) in 2003. I am a Professional Geologist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration No. 36328) and a Chartered Geologist of the Geological Society of London (Membership No. 1007330). I have been preparing resource estimates for approximately ten years and have completed more than twenty resource estimates for a variety of deposit types such as epithermal gold veins, porphyry gold deposits, banded iron formations and volcanogenic massive sulfide deposits. I have completed at least ten Mineral Resource estimates for epithermal vein style deposits over the past five years.

I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (“the Instrument”) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements of a ‘qualified person’ for the purposes of the Instrument.

(d) I last visited the property from October 16 to October 20, 2013;

(e) I am responsible for the preparation of sections 1: Summary; 2: Introduction; 3: Reliance on other experts; 4: Property description and location; 5: Accessibility, climate, local resources, infrastructure and physiography; 6: History; 7:Geological setting and mineralization; 8: Deposit types; 9: Exploration; 10: Drilling; 11: Sample preparation, analyses and security; 12: Data verification; 14: Mineral Resource estimates; 23: Adjacent properties; 24: Other relevant information; 25: Interpretation and conclusions; 26: Recommendations; 27: References of the Technical Report.

(f) I am an employee of the issuer, Fortuna Silver Mines Inc.

(g) I have been an employee of Fortuna and involved with the property that is the subject of the Technical Report since May 2011.

(h) I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

(i) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, BC, this 27th day of November 2013.

[signed]

Eric N. Chapman, P. Geo., C. Geol. (FGS)

November 22, 2013	Page 160 of 161

CERTIFICATE of QUALIFIED PERSON

(a) I, Thomas Kelly, President of Andes Colorado Corp., Calle 11, Rinconada Baja, Condominio Los Portales, Casa 135, La Molina, Lima, Peru; do hereby certify that:

(b) I am the co-author of the technical report titled Fortuna Silver Mines Inc. San Jose Property, Oaxaca, Mexico dated November 22, 2013 (the “Technical Report”).

(c) I graduated with a Bachelor of Science Degree in Mining from the Colorado School of Mines, Golden, CO, USA in 1974. I have a Masters Degree in Mining Engineering from the Colorado School of Mines granted in 1995. I am a Registered Member of the Society of Mining Engineers (Number 1696580) and a Fellow of the Australasian Institute of Mining and Metallurgy - AusIMM (Membership No. 109746). I have practiced my profession for 38 years. I have been directly involved in underground operations, mining consulting, and assisting in the development of mining projects in Perú, Bolivia, Chile, Venezuela, Indonesia, Canada, United States and Mexico.

I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (“the Instrument”) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements of a ‘qualified person’ for the purposes of the Instrument.

(d) I last visited the property in November 2012;

(e) I am responsible for the preparation of sections 1: Summary; 2: Introduction; 13: Mineral processing and metallurgical testing; 15: Mineral Reserve estimate; 16: Mining Methods; 17: Recovery methods; 18: Project Infrastructure; 19: Market studies and contracts; 20: Environmental studies, permitting and social or community impact; 21: Capital and operating costs; 22: Economic analysis; 25: Interpretation and conclusions; 26: Recommendations; 27: References of the Technical Report.

(f) I am an independent consultant and Director of Fortuna Silver Mines, the issuer. I have not been compensated for this work.

(g) I have been an independent director of Fortuna Silver Mines since April 2011 and involved with the property that is the subject of the Technical Report since that time.

(h) I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

(i) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Lima, Peru, this 27th day of November 2013.

[signed]

Thomas Kelly, E.M. Fellow AusIMM, Registered Member SME

November 22, 2013	Page 161 of 161